КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

ОАО «КУЗБАССЭНЕРГО»

Россия, 650000, г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

20.12.2007г. № 70-258/7966

На № ________ от ________

RECEIVED

2008 JAN -7 A 3:59

December 19, 2007

08000075

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C.

Re: JSC Kuzbassenergo **12G3-2(B) Exemption No.: 82-4633**

Dear Sir or Madam:

In connection with Kuzbassenergo exemption, pursuant to Rule 12-g2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12-g2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED THIS LETER.**

The Bank of New York acts as depositary bank for the above referents company under the **From F-6 registration statement number: 333-7690**, with was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/19/1997.**

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

Sincerely,

Sergey Mikhailov
General Director ____________

ОАО "Кузбасс-энерго"

+7 3842 29-39-00
+ 73842 39-05-10

Approved on " 08 " November 2007
by the Board of Directors of Kuzbass Power and Electrification Open Joint-Stock Company
Minutes of " 08 " November 2007 No. 15/13

QUARTERLY REPORT

Kuzbass Power and Electrification Open Joint-Stock Company

full business name (name if a nonprofit institution) of the Issuer

Issuer code:	0	0	0	6	4	–	A

for the 3rd quarter of 2007

Place of business of the Issuer: 656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2,

The information contained in this quarterly report is to be disclosed according to the Russian Federation legislation regulating stock market

Acting General Director Date 31 October 20 07	(signature)	Yu.A.Gretsinger
Chief Accountant Date 31 October 20 07	(signature)	S.S.Prikhodchenko
	Stamp here	

Contact person:	Chief economist of the Corporate Policy Department Natalia Aleksandrovna Yakovenko
Telephone:	(384-2) 45-37-61
Fax:	(384-2) 45-37-61
E-mail:	yakovenkona@kuzbe.elektra.ru
Website used by the Issuer to disclose information contained in this quarterly report	http://www.kuzbassenergo.ru/invest/doc/

Contents

Introduction

The Issuer is obliged to disclose the information in the form of the quarterly report because Kuzbass Power and Electrification Open Joint-Stock Company is a joint-stock company established at privatisation of government-owned enterprises, according to the privatisation plan approved according to the established procedure and as of the date of its approval representing the Issuer's share issue prospectus which stipulated possibility of allocation of Issuer's shares to more than 500 purchasers.

The full and short business names of the Issuer are: ***Kuzbass Power and Electrification Open Joint-Stock Company, OAO Kuzbassenergo.***

Place of business of the Issuer: ***656037, Russian Federation, Altai territory, Barnaul, Brilliantovaya street, 2.***

Contact telephone of the Issuer: ***(384-2) 45-33-50.***

E-mail: ***adm@kuzbe.elektra.ru***

Web site: ***http://www.kuzbassenergo.ru***

Basic data about securities placed by the Issuer: ***The Company placed 606,163,800 (six hundred six million one hundred sixty three thousand and eight hundred) common registered uncertificated shares with the same par value of 1 (one) rouble each for a total amount of 606,163,800 (six hundred six million one hundred sixty three thousand and eight hundred) roubles (at par value).***

This quarterly report contains estimations and forecasts of competent management bodies of the Issuer regarding future events and/or acts, prospects of development of the economy branch where the Issuer carries out its core business, and results of activity of the Issuer, including Issuer's plans, probability of certain events and fulfilment of certain acts. Investors should not rely completely on estimations and forecasts of the Issuer's management bodies since actual results of activity of the Issuer in the future can differ from predicted results for many reasons. Acquisition of Issuer's securities is associated with risks specified in this quarterly report.

I. Profiles of persons forming management bodies of the Issuer, information on bank accounts, auditor, appraiser and financial adviser of the Issuer, as well as on other persons who signed the quarterly report

1.1. Members of the management bodies of the Issuer

Members of the Board of Directors

	Full name	Year of birth
1	*BOLSHAKOV Andrey Nikolaevich*	*1955*
2	*DUNIN Oleg Valentinovich*	*1965*
3	*EVSEENKOVA Elena Vladimirovna*	*1980*
4	*KOCHETKOVA Tatyana Vladimirovna*	*1978*
5	*LISYANSKY Mikhail Eduardovich*	*1968*
6	*MAZIKIN Valentin Petrovich*	*1945*
7	*MIKHAILOV Sergey Nikolaevich*	*1959*
8	*PLATONOV Vladimir Yurievich*	*1959*
9	*RASHEVSKY Vladimir Valerievich*	*1973*
10	*SOROKIN Igor Yurievich*	*1974*
11	*SHATSKY Pavel Olegovich*	*1972*

Chairman of the Board of Directors: LISYANSKY Mikhail Eduardovich

Members of the Administrative Board:.

	Full name	Year of birth
1	*GREBENNIKOV Alexei Antonovich*	*1939*
2	*GRETSINGER Yuri Aleksandrovich*	*1953*
3	*EROFEEV Alexander Kupriyanovich*	*1959*
4	*LAVROV Alexander Mikhailovich*	*1950*
5	*MIKHAILOV Sergey Nikolaevich*	*1959*
6	*SKOROKHODOV Dmitry Viktorovich*	*1977*
7	*SHEIBAK Yuri Vladimirovich*	*1953*

Chairman of the Administrative Board: MIKHAILOV Sergey Nikolaevich

General Director:

	Full name	Year of birth
1	*MIKHAILOV Sergey Nikolaevich*	*1959*

1.2. Details of bank accounts of the Issuer

No.	Account type	Account number	Short name of the bank (credit institution)	Full name of the bank (credit institution)	Place of business of the bank	BIC, correspondent account, taxpayer identification No. (INN)
1	2	3	4	5	6	7
1.	***Current account***	***40702810200530000444***	***OAO Bank of Moscow***	***JS CB Bank of Moscow (OAO). Kemerovo branch of OAO Bank of Moscow***	***650099, Kemerovo, Nogradskaya street, 5***	***BIC 043207743 correspondent account 30101810700000000743 INN***
2.	***Current account***	***40702810100000000863***	***Branch of OAO Bank URALSIB in the city of Kemerovo***	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***	***650099, Kemerovo, Octyabrskiy avenue, 2***	***BIC 043207783 correspondent account 30101810100000000783 INN 0274062111***
3.	***Current account***	***40702810800020000509***	***Branch of OAO Bank URALSIB in the city of Kemerovo***	***Branch of Open Joint-Stock company Bank URALSIB in the city of Kemerovo***	***650099, Kemerovo, Octyabrskiy avenue, 2***	***BIC 043207783 correspondent account 30101810100000000783 INN 0274062111***
4.	***Current account***	***40702810800000000384***	***CB Entrepreneurship Support Investment Bank***	***Commercial Bank Entrepreneurship Support Investment Bank***	***125319, Moscow, Ilyushin street, 9, blg. 1***	***BIC 044583861 correspondent account 30101810000000000861 INN 7734050463***
5.	***Current account***	***40702810900000001843***	***OAO Bank ALEMAR***	***OAO Bank ALEMAR***	***630099, Novosibirsk, Serebrennikovskaya street, 37***	***BIC 045004874 correspondent account 30101810500000000874 INN 5406102877***
6.	***Current account***	***40702810400120000152***	***KB OAO URSA Bank***	***Kuzbass Branch of Open Joint-Stock Company URSA Bank***	***650099, Kemerovo, Nogradskaya street, 5 in***	***BIC 043207784 correspondent account 30101810400000000784 INN 5408117935***
7.	***Current account***	***40702810126020102036***	***Branch No. 8615 of JS SB RF (OAO) – Kemerovo Branch***	***Branch No. 8615 of Joint-Stock Commercial Sberbank of the Russian***	***650066, Kemerovo, Octyabrskiy avenue, 53***	***BIC 043207612 correspondent account 30101810200000000612***

				Federation (OAO) – Kemerovo Branch		*INN 7707083893*
8.	*Current account*	*40702810100070000201*	*Branch No. 4207 of Bank VTB 24 (ZAO)*	*Branch No. 4207 of Bank VTB 24 (Closed Joint-Stock Company) in the city of Kemerovo*	*650066, Kemerovo, Octyabrskiy avenue, 53/2*	*BIC 043207739* *correspondent account 30101810400000000739* *INN 7710353606*
9.	*Current account*	*40702810100120000256*	*Branch of OAO MDM - Bank in the city of Kemerovo*	*Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo*	*650003, Kemerovo, Lenin avenue, 137/3*	*BIC 043207791* *correspondent account 30101810600000000791* *INN 7706074960*
10.	*Current account*	*40702810826020102640*	*Branch No. 8615 of JS SB RF (OAO) – Kemerovo Branch*	*Branch No. 8615 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Kemerovo Branch*	*650066, Kemerovo, Octyabrskiy avenue, 53*	*BIC 043207612* *correspondent account 30101810200000000612* *INN 7707083893*
11.	*Current account*	*40702810817000000044*	*Branch of OAO TransCreditBank in the city of Novosibirsk*	*Branch of OAO TransCreditBank in the city of Novosibirsk*	*630089, Novosibirsk, B.Bogatkov street, 221*	*BIC 045005787* *correspondent account 30101810500000000787* *INN 7722080343*
12.	*Current account*	*40702810800500000017*	*Kemerovo branch of OAO Bank ALEMAR in the city of Kemerovo*	*Kemerovo branch of OAO Bank ALEMAR in the city of Kemerovo*	*650070, Kemerovo, Molodezhny avenue, 7/1*	*BIC 043207786* *correspondent account 30101810000000000786* *INN 5406102877*
13.	*Current account*	*40702810100040000005*	*Kemerovo branch of OJSC Bank ZENIT*	*Kemerovo branch of OJSC Bank ZENIT*	*650099, Kemerovo, Sovetskiy avenue, 77/1*	*BIC 043207730* *correspondent account 30101810700000000730* *INN 7729405872*
14.	*Current account*	*40702810700042000005*	*Kemerovo branch of OJSC Bank ZENIT*	*Kemerovo branch of OJSC Bank ZENIT*	*650099, Kemerovo, Sovetskiy avenue, 77/1*	*BIC 043207730* *correspondent account 30101810700000000730* *INN 7729405872*

15.	Current account	40702810200120000392	Branch of OAO MDM - Bank in the city of Kemerovo	Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo	650003, Kemerovo, Lenin avenue, 137/3	BIC 043207791 correspondent account 30101810600000000791 INN 7706074960
16.	Current account	40702810800120000433	Branch of OAO MDM - Bank in the city of Kemerovo	Branch of JS CB Moscow Business World (OAO) in the city of Kemerovo	650003, Kemerovo, Lenin avenue, 137/3	BIC 043207791 correspondent account 30101810600000000791 INN 7706074960
17.	Current account	40702810400430000001	Branch of OAO VTB in the city of Kemerovo	Branch of Open Joint-Stock Company Bank for Foreign Trade in the city of Kemerovo	650099, Kemerovo, Ostrovsky street, 12	BIC 043207756 correspondent account 30101810700000000756 INN 7702070139
18.	Current account	40702810500320000138	Kemerovo Branch of OAO Alpha Bank	Kemerovo Branch of OAO Alpha Bank	650099, Kemerovo, Ostrovsky street, 12	BIC 043207745 correspondent account 30101810300000000745 INN 7728168971
19.	Current account	30214810310000000620	NKO RTS Clearing House (Limited Liability Company), Moscow	NKO RTS Clearing House (Limited Liability Company), Moscow	127006, Moscow, Dolgorukovskaya street, 38	BIC 044583258 correspondent account 30103810200000000258 INN 7710298190
20.	Current account	40702810364000000054	Kemerovo Branch of OAO Northwest VTB Bank	Kemerovo Branch of OAO Northwest VTB Bank	650040, Kemerovo, Kirov street, 13	BIC 043207747 correspondent account 30101810900000000747 INN 7831000010
21.	Current account	40702810407000404888	Siberian Branch of ZAO Raiffeizenbank Austria in the city of Novosibirsk	Siberian Branch of ZAO Raiffeizenbank Austria in the city of Novosibirsk	630099, Novosibirsk, Uritsky street, 20	BIC 045004799 correspondent account 30101810300000000799 INN 7744000302
22.	Current account	40702810280000199601	Kemerovo Branch of JS CB Promsviazbank in the city of Kemerovo	Kemerovo Branch of JS CB Promsviazbank in the city of Kemerovo	650000, Kemerovo, Kuznetskiy avenue, 33	BIC 043207798 correspondent account 30101810700000000798 INN 7744000912

23.	*Current account*	*40702810300500000326*	*Kemerovo Branch of OAO Bank ALEMAR*	*Kemerovo Branch of OAO Bank ALEMAR*	*650070, Kemerovo, Molodezhny avenue, 7/1*	*BIC 043207786 correspondent account 30101810000000000786 INN 5406102877*
24.	*Current account*	*40702810301500000354*	*Kemerovo Branch of OAO Bank ALEMAR*	*Kemerovo Branch of OAO Bank ALEMAR*	*650070, Kemerovo, Molodezhny avenue, 7/1*	*BIC 043207786 correspondent account 30101810000000000786 INN 5406102877*
25.	*Current account*	*40702810200360000020*	*Branch of JSB GAZPROM-BANK (ZAO) in the city of Kemerovo*	*Branch of JSB GAZPROM-BANK (ZAO) in the city of Kemerovo*	*650070, Kemerovo, Sobornaya street, 3*	*BIC 043207748 correspondent account 30101810200000000748 INN 7744001497*
26.	*Current account*	*40702810100000001904*	*OAO JSB KUZNETSKBIZNESBANK*	*OAO Joint-Stock Bank KUZNETSKBIZNESBANK*	*654080, Novokuznetsk, Kirov street , 89 a*	*BIC 043209740 correspondent account 30101810600000000740 INN 4216004076*
27.	*Current account*	*40702810300030000280*	*Branch of OAO Bank URALSIB in the city of Kemerovo, additional office Novokuznetsk Branch*	*Branch of OAO Bank URALSIB in the city of Kemerovo, additional office Novokuznetsk Branch*	*654027, Novokuznetsk, Entusiastov street , 21*	*BIC 043207783 correspondent account 30101810100000000783 INN 0274062111*
28.	*Current account*	*40702810526070101085*	*Branch No. 7763 of JS SB RF (OAO) – Mezhdurechensk Branch*	*Branch No. 7763 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Mezhdurechensk Branch*	*652888, Mezhdurechensk, Shakhterov avenue, 9-A*	*BIC 045004641 correspondent account 30101810500000000641 INN 7707083893*
29.	*Corporate account*	*40702810400000163827*	*OAO JSB KUZNETSKBIZNESBANK*	*OAO Joint-Stock Bank KUZNETSKBIZNESBANK*	*654080, Novokuznetsk, Kirov street , 89 a*	*BIC 043209740 correspondent account 30101810600000000740 INN 4216004076*
30.	*Current account*	*40702810926140100493*	*Branch No. 2359 of JS SB RF (OAO) – Belovo Branch*	*Branch No. 2359 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Belovo*	*652600, Belovo, Tsinkozavodskoy lane, 2*	*BIC 045004641 correspondent account 30101810500000000641 INN 7707083893*

				Branch		
31.	*Current account*	*40702810800010000386*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Belovo Branch*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Belovo Branch*	*652600, Belovo, Octyabrskaya street, 8*	*BIC 043207783 correspondent account 30101810100000000783 INN 0274062111*
32.	*Business account*	*40702810826140400976*	*Branch No. 2359 of JS SB RF (OAO) – Belovo Branch*	*Branch No. 2359 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Belovo Branch*	*652600, Belovo, Tsinkozavodskoy lane, 2*	*BIC 045004641 correspondent account 30101810500000000641 INN 7707083893*
33.	*Current account*	*40702810226140100753*	*Branch No. 2359 of JS SB RF (OAO) – Belovo Branch*	*Branch No. 2359 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Belovo Branch*	*652600, Belovo, Tsinkozavodskoy lane, 2*	*BIC 045004641 correspondent account 30101810500000000641 INN 7707083893*
34.	*Current account*	*40702810408120000468*	*DO Belovsky of KB of OAO URSA Bank*	*Subsidiary Office Belovsky of Kemerovo Branch of Open Joint-Stock Company URSA Bank*	*652612, Belovo, Zheleznodorozhnaya street, 40*	*BIC 043207784 correspondent account 30101810400000000784 INN 5408117935*
35.	*Current account*	*40702810500500000281*	*DO Inskoy Department of Kemerovo Branch of OAO Bank ALEMAR*	*Subsidiary Office Inskoy Department of Kemerovo Branch of OAO Bank ALEMAR*	*652612, Belovo, settlement Inskoy, residential district Technologicheskiy, 5*	*BIC 043207786 correspondent account 30101810000000000786 INN 5406102877*
36.	*Current account*	*40702810102500000317*	*DO Insk Department of Kemerovo Branch of OAO Bank ALEMAR*	*Subsidiary Office Insk Department of Kemerovo Branch of OAO Bank ALEMAR*	*652612, Belovo, settlement Inskoy, residential district Technologicheskiy, 5*	*BIC 043207786 correspondent account 30101810000000000786 INN 5406102877*
37.	*Corporate account*	*43801810900148000001*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*	*654027, Novokuznetsk, Entusiastov street , 21*	*BIC 043207783 correspondent account 30101810100000000783 INN 0274062111*
38.	*Current account*	*40702810900120000326*	*NB of OAO URSA Bank*	*Novokuznetsk Branch of Open Joint-Stock Company*	*654007, Novokuznetsk, Pavlovskogo street, 7*	*BIC 043207784 correspondent account*

				URSA Bank		*30101810400000000784* *INN 5408117935*
39.	*Current account*	*40702810300030000031*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*	*654027, Novokuznetsk, Entusiastov street , 21*	*BIC 043207783* *correspondent account 30101810100000000783* *INN 0274062111*
40.	*Corporate account*	*40702810100030080031*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*	*Branch of OAO Bank URALSIB in the city of Kemerovo DO Novokuznetsk Branch*	*654027, Novokuznetsk, Entusiastov street , 21*	*BIC 043207783* *correspondent account 30101810100000000783* *INN 0274062111*
41.	*Current account*	*40702810000000004069*	*OAO JSB KUZNETSKBIZNESBANK*	*OAO Joint-Stock Bank KUZNETSKBIZNESBANK*	*654080, Novokuznetsk, Kirov street , 89 a*	*BIC 043209740* *correspondent account 30101810600000000740* *INN 4216004076*
42.	*Current account*	*40702810826170103816*	*Branch No. 6656 of JS SB RF (OAO) – Osinnikovskoye Branch*	*Branch No. 6656 of Joint-Stock Commercial Sberbank of the Russian Federation (OAO) – Osinnikovskoye branch*	*654083, Novokuznetsk, Tolyatti street, 27*	*BIC 045004641* *correspondent account 30101810500000000641* *INN 7707083893*
43.	*Current account*	*40702810500020000320*	*Branch of OAO Bank URALSIB in the city of Kemerovo*	*Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo*	*650099, Kemerovo, Octyabrskiy avenue, 2*	*BIC 043207783* *correspondent account 30101810100000000783* *INN 0274062111*
44.	*Current account*	*40702810100500000047*	*Kemerovo Branch of OAO Bank ALEMAR*	*Kemerovo Branch of OAO Bank ALEMAR*	*650070, Kemerovo, Molodezhny avenue, 7/1*	*BIC 043207786* *correspondent account 30101810000000000786* *INN 5406102877*
45.	*Current account*	*40702810600020000246*	*Branch of OAO Bank URALSIB in the city of Kemerovo*	*Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo*	*650099, Kemerovo, Octyabrskiy avenue, 2*	*BIC 043207783* *correspondent account 30101810100000000783* *INN 0274062111*
46.	*Current account*	*40702810000020000325*	*Branch of OAO Bank URALSIB in the city of Ke-*	*Branch of Open Joint-Stock Company Bank URALSIB*	*650099, Kemerovo, Octyabrskiy avenue, 2*	*BIC 043207783* *correspondent account*

			merovo	*in the city of Kemerovo*		*30101810100000000783* *INN 0274062111*
47.	***Current account***	***40702810500500000016***	***Kemerovo Branch of OAO Bank ALEMAR***	***Kemerovo Branch of OAO Bank ALEMAR***	***650070, Kemerovo, Molodezhny avenue, 7/1***	***BIC 043207783*** ***correspondent account 30101810100000000783*** ***INN 0274062111***
48.	***Current account***	***40702810602000100276***	***Altai Bank of the Sberbank of the Russian Federation in the city of Barnaul***	***Altai Bank of the Sberbank of the Russian Federation in the city of Barnaul***	***656038, Barnaul, Komsomolskiy avenue, 106***	***BIC 045004641*** ***correspondent account 30101810500000000641*** ***INN 7707083893***
49.	***Current account***	***40702810900040000816***	***Barnaul Branch of OAO Sobinbank***	***Barnaul Branch of OAO Sobinbank***	***656056, Barnaul, Partizanskaya street, 44***	***BIC 040173712*** ***correspondent account 30101810600000000712*** ***INN 7722076611***
50.	***Current currency account***	***40702840000000000111***	***Branch of OAO Bank URALSIB in the city of Kemerovo***	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***	***650099, Kemerovo, Octyabrskiy avenue, 2***	***BIC 043207783*** ***correspondent account 30101810100000000783*** ***INN 0274062111***
51.	***Transit currency account***	***40702840300001000111***	***Branch of OAO Bank URALSIB in the city of Kemerovo***	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***	***650099, Kemerovo, Octyabrskiy avenue, 2***	***BIC 043207783*** ***correspondent account 30101810100000000783*** ***INN 0274062111***
52.	***Current currency account***	***40702978000000000012***	***Branch of OAO Bank URALSIB in the city of Kemerovo***	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***	***650099, Kemerovo, Octyabrskiy avenue, 2***	***BIC 043207783*** ***correspondent account 30101810100000000783*** ***INN 0274062111***
53.	***Transit currency account***	***40702978900003000012***	***Branch of OAO Bank URALSIB in the city of Kemerovo***	***Branch of Open Joint-Stock Company Bank URALSIB in the city of Kemerovo***	***650099, Kemerovo, Octyabrskiy avenue, 2***	***BIC 043207783*** ***correspondent account 30101810100000000783*** ***INN 0274062111***

1.3. Details of the auditor (auditors) of the Issuer

Details of the auditor who performed independent audit of annual accounts for the year 2006:

Full business name: ***Closed Joint-Stock Company PricewaterhouseCoopers Audit.***

Short business name: ***ZAO PwC Audit.***

Place of business of the auditor: ***115054, Moscow, Kosmodamianskaya emb., 52,blg. 5.***

Ph.: ***+ 7(495) 967-60-00***

Fax: ***+7(495) 967-60-01.***

E-mail: ***hrdgph@pwcglobal.com***

Number of the licence authorizing carrying out auditor activity: ***E 000376***

Date of issue of the licence: ***20.05.2002***

Period of validity of the licence authorizing carrying out auditor activity: ***till 20.05.2012.***

Authority which issued the above licence: ***Central Certification and Licensing Auditor Commission at the Ministry of Finance of the Russian Federation.***

Data on the auditor's membership in boards, associations or other professional unions (organisations): ***U.S. – Russia Business Council; American Chamber of Commerce; Association of European Businesses; Managers Association; Mining Advisory Council; Canada Eurasia Russia Business Association; Cambridge Energy Research Associates; Moscow International Business Association; Russo – British Chamber of Commerce.***

Fiscal year (years), for which the auditor conducted independent audit of accounts and financial statements (bookkeeping) of the Issuer: ***Joint-Stock Company PwC Audit carried out independent audit of accounts and financial statements (bookkeeping) of the Issuer for 2005 and 2006.***

Factors which can affect independence of the auditor from the Issuer, including information on availability of material interests relating the auditor (auditor's officials) with the Issuer (Issuer's officials):

- availability of equity interest of the auditor (auditor's officials) in the authorised (share) capital (share fund) of the Issuer: ***There is no equity interest of PwC Audit (PwC Audit officials) in the authorised capital of the Issuer.***
- extension of loans to the auditor (auditor's officials) by the Issuer: ***The Issuer did not extend loans to PwC Audit (PwC Audit officials).***
- availability of close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), as well as kinship: ***There are neither close business relations (participation in promotion of Issuer's products (services), participation in joint business, etc.), nor any kinship.***
- details of the Issuer's officials who are simultaneously auditor's officials (the auditor): ***There are no Issuer's officials who are simultaneously PwC Audit officials.***

Details of measures taken by the Issuer and the auditor to alleviate the influence of the above factors:

Issuer's auditor selection procedure:

Procedure of the tender for selectin an auditor, and its main terms and conditions:

According to the corporate standard of RAO UES of Russia being the majority shareholder of the Issuer a tender was held with the purpose of selection of the Issuer's auditor. The Tender Commission of RAO UES of Russia determined the winning bidder for 2005-2006: ZAO Pricewaterhouse-Coopers Audit.

The winning bidder of the tender for selection of the Issuer's auditor for 2007 was ZAO KPMG.

The Board of Directors of the Issuer by its resolusion (Minutes No. 21/12 of 23 April, 2007) recommended to the General Meeting of shareholders of OAO Kuzbassenergo to approve ZAO KPMG as the Company auditor for 2007.

According to the resolution of the annual General Meeting of shareholders of OAO Kuzbassenergo of 06 June, 2007, ZAO KPMG was approved as the Company auditor for 2007 (Minutes of the General Meeting of shareholders No. 17 of 15 June, 2007).

Procedure for putting forward a nominee auditor for approval by a meeting of shareholders (members), including the management body which should take the respective decision:

According to paragraph 12 of clause 10.2 of of the Issuer's Charter the approval of the Company refers to the competence of the General Meeting of shareholders of the Issuer.

Part 2 of Clause 11.1. of the Issuer's Charter reads as follows:

"The annual General Meeting of shareholders shall obligatorily handle issues of election of the Board of Directors and the Auditing Commission, approval of the Auditor of the Company, approval of the Annual Report of the Company presented by the Board of Directors of the Company, annual accounts, including the Profit and Loss Statement (profit and loss accounts) of the Company, as well as distribution of the Company profit (including payment (declaration) of dividend, except for the profit distributed as dividend based on results of the first quarter, six months, nine months of the fiscal year) and loss based on results of the fiscal year.

Part 2 of Clause 11.2. of the Issuer's Charter reads as follows:

"The General Meeting of shareholders, the agenda of which includes the issues ofelection of the Board of Directors of the Company, the Auditing Commission of the Company, approval of the Company's auditor, as well as matters provided for by paragraph 14 of clause 10.2 of article 10 of this Charter, may be held only in the form of a meeting (compresence of shareholders)".

Clause 12.2. of the Issuer's Charter reads as follows:

"The General Meeting of shareholders, the agenda of which includes the issues ofelection of the Board of Directors of the Company, the Auditing Commission of the Company, approval of the Company's auditor, as well as matters provided for by paragraph 14 of clause 10.2 of article 10 of this Charter may not be held in the form of an absentee ballot.

A new General Meeting of shareholders convened instead of an aborted General Meeting of shareholders which had to be held in the form of compresence of shareholders may not be held in the form of an absentee ballot.

According to paragraph 14 of clause 15.1. of the Issuer's Charter the following matter refers to the competence of the Board of Directors of the Issuer:

"Recommendations to The General Meeting of the Company shareholders regarding the amount of remunerations and compensations to be paid to the members of the Auditing Commission of the Company and determination of the amount of the Auditor's fee".

Information on activity performed by the auditor within the framework of special auditor tasks: *No special auditor assignments were completed by PwC Audit in 2005-2006.*

Procedure for determining the amount of the auditor's remuneration:

According to clause 23.9 of the Charter of OAO Kuzbassenergo the amount of the auditor's remuneration shall be determined by the Board of Directors.

Actual amount of remuneration paid by the Issuer to the auditor for each fiscal year for which the auditor conducted independent audit of accounts and financial statements (bookkeeping) of the Issuer:

PwC Audit fee for the audit of financial statements (accounting) for the financial year ended 31 December, 2005 prepared according to the Russian Accounting Standards amounted to 3,280,000 (three million two hundred eighty thousand) roubles including VAT, and those prepared according to IFRS amounted to 6,780,000 (six million seven hundred eighty thousand) roubles including VAT.

PwC Audit fee for the audit of financial statements (accounting) for the financial year ended 31 December, 2006 prepared according to the Russian Accounting Standards amounted to 4,484,000 (four million four hundred eighty four thousand) roubles including VAT, and those prepared according to IFRS amounted to 6,844,000 (six million eight hundred forty four thousand) roubles including VAT

Information on availability of delayed and overdue payments for the auditor services:

The Company has no delayed or overdue payments for the auditor services rendered by PwC Audit.

Information on Company's auditor for 2007:

Full business name: *Closed Joint-Stock Company KPMG.*

Short business name: *ZAO KPMG*

Place of business: ***119019, Moscow, Gogolevskiy boulevard, 11.***

Telephone: *+7(495) 937-44-77.*

Fax: *+7(495) 937-44-99.*
E-mail: ***moscow@kpmg.ru***

Auditor's licence number: ***E 003330***
Date of issue: ***17.01.2003***
Period of validity: ***till 17.01.2008***
Authority which issued the licence: ***the Ministry of Finance of the Russian Federation.***
Data on the auditor's membership in boards, associations or other professional unions (organisations): ***KPMG International Association registered under the law of Switzerland; American Chamber of Commerce in Russia; Association of European Businesses; Audit Chamber of Russia; US-Russia Business Council; Russian-British chamber of commerce; Russian Union of Industrialists and Enterpreneurs; German Business Association in the Russian Federation.***

The following contracts were concluded with ZAO KPMG in 2007:
1. Contract for carrying out audit of financial statements of OAO Kuzbassenergo as of the end and during the first six months of 2007 prepared according to the Russian accounting principles. The cost of services under this contract is 4,160,000 RUB (Four million one hundred sixty thousand roubles), without VAT.
2. Contract for carrying out general review of consolidated financial reporting of OAO Kuzbassenergo and the subsidiary companies as of the end and during the first six months of 2007 prepared according to the IFRS. The cost of services under this contract is 3,380,000 RUB (Three million three hundred eighty thousand RUB), without VAT.

1.4. Details of the Issuer's appraiser

The Issuer has not engaged any appraiser for the purposes of:
- Determination of the market value of securities being offered;
- Determinations of the market value of property used as a security under lien bonds

To determine the market value of the Issuer's fixed assets or real estate with respect to which the Issuer calculated an accumulated depreciation reflected in other sections of the quarterly report, the Issuer engaged the following appraiser:
Full and short business name: ***Closed Joint-Stock Company NP Consult, ZAO NP Consult.***
Place of business of the appraiser: ***115191, Moscow, Duhovskiy lane, 14.***
Telephone: ***(495) 952-1041.***
Fax: ***(495) 954-4408.***
E-mail: ***npg@npg.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000031 of 06.08.2001, issued by the Ministry of Property Relations of the Russian Federation, valid till 06.08.2007.***
On 14 July, 2007 the President of the Russian Federation signed Federal Act No.129-FZ of 13.07.2007 "On amendment of some legislative acts of the Russian Federation dealing with appraising activity" according to which changes concerning extension of periods of validity of licences for appraising activity till 1 January, 2008 were introduced into article 2 of the Federal Act No.157-FZ of 27.07.2006 "Regarding amendment of the Federal Act "On appraising activity" . Thus, the period of validityof the licence expires on 1 January, 2008.
Information on appraisal services rendered by the appraiser:

Evaluation of replacement cost of a part of permanent assets as of 01.01.2002, rendering consultation services regarding revaluation of a part of fixed assets.

Evaluation of total reproduction cost of a part of permanent assets as of 01.01.2003, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of

OAO Kuzbassenergo as of 01.01.2004, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2005, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Evaluation of total reproduction cost of a part of fixed production assets being on the balance of OAO Kuzbassenergo as of 01.01.2006, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Full and short business names: ***Consortium of appraisers including: ZAO Deloitte & Touche CIS, Institute of Entrepreneurship Problems LLC, Top Audit Auditing and Consulting Firm LLC. Chief executive officer of the Consortium: Institute of Entrepreneurship Problems LLC.***
Place of business of the appraiser: ***199178, Russia, Saint-Petersburg, Vassilievskiy Ostrov, 12th line, 11, office 3-H.***
Telephone: ***(812) 703-40-9; 703-40-90.***
Fax: ***(812) 703-30-08.***
E-mail: ***mail@ipp.spb.ru***

Number, date of issue and term of validity of the licence for carrying out appraisal activity, the authority which issued the licence: ***Licence No. 000154 of 20.08.2001 with a period of validity from 20.08.2001 till 20.08.2007 issued by the Ministry of Property Relations of the Russian Federation.***
On 14 July, 2007 the President of the Russian Federation signed Federal Act No.129-FZ of 13.07.2007 "On amendment of some legislative acts of the Russian Federation dealing with appraising activity" according to which changes concerning extension of periods of validity of licences for appraising activity till 1 January, 2008 were introduced into article 2 of the Federal Act No.157-FZ of 27.07.2006 "Regarding amendment of the Federal Act "On appraising activity" . Thus, the period of validityof the licence expires on 1 January, 2008.

Information on appraisal services rendered by the appraiser:
Evaluation of total reproduction cost of a part of fixed assets as of 01.01.2007, rendering consultation services regarding revaluation of permanent assets of the Company according to the Accounting Regulations "Accounting of Permanent Assets" PBU 6/01.

Rendering of appraising services related to the issue of securities information on which is presented in the quarterly report: ***no appraiser was engaged.***

1.5. Data on Issuer's advisers

Information on the the Issuer's financial adviser on the stock market, as well as other persons rendering to the Issuer consultation services related to the issue of securities who signed the quarterly report and/or the registered issue prospectus of the Issuer: ***no adviser was engaged.***

Data on other Issuer's advisors shall be specified in this item if, according to the Issuer, disclosing of such data is critical to the decision making about acquisition of the Issuer's securities: *none.*

1.6. Data on other persons who signed the quarterly report

Acting General Director - GRETSINGER Yury Aleksandrovich, Deputy General Director, Production.

Born on: ***1953.***

Chief Accountant of OAO Kuzbassenergo - PRIKHODCHENKO Svetlana Stanislavovna.

Born on: ***1972.***

Details of the main place of employment: ***Bookkeeping and Tax Accounting Department of OAO Kuzbassenergo.***

II. Basic information on financial and economic standing of the Issuer

2.1. Financial and economic performance of the Issuer

When analysing financial and economic activity of OAO Kuzbassenergo, one should note changes made in the accounting and financial reporting of the Company as a result of change of its structure (reorganisation in the form of spin-off made on 01.07.06; takeover of the Barnaul Branch on 01.01.2007).

Financial and economic performance of the Issuer

Parameter	As of 30.09.2006	As of 30.09.2007
Cost of net assets of the Issuer, RUB. *According to the procedure established by the Ministry of Finance of the Russian Federation and the Federal Commission for joint-stock companies*	*17,793,226,000*	*20,094,071,000*
Debt-to-equity and reserves ratio, %. *(Long-term liabilities as of the end of the financial period + current liabilities as of the end of the financial period) / (Equity and reserves as of the end of the financial period) × 100*	*24.10*	*25.71*
Current liabilities-to-equity and reserves ratio, % *(Current liabilities as of the end of the financial period) / (Equity and reserves as of the end of the financial period) × 100*	*15.57*	*15.79*
Debt service payments, % *(Net profit for the accounting period + depreciation expenses for the accounting period) / (Debts payable within the accounting period + interest payable within the accounting period) × 100*	*41.71*	*67.87*
Level of overdue accounts payable, % *(Debt overdue as of the end of the financial period) / (Long-term liabilities as of the end of the financial period + current liabilities as of the end of the financial period) × 100*	*0.19*	*0.16*
Turnover of accounts receivable, times *(Proceeds) / (Debt receivable as of the end of the financial period - arrears of members (founders) with respect to contributions to the authorized capital as of the end of the financial period)*	*9.57*	*5.34*
Dividend share in profit, % *(Dividend on ordinary shares based on results of the fiscal year) / (Net profit for the fiscal year - dividend on preference shares based on results of the fiscal year) × 100*	*0.00*	*0.45*
Labour efficiency, RUB/employee *(Proceeds) / (Average number of employees (workers)*	*480,085*	*471,197*
Depreciation-to-income ratio, % *(Depreciation expenses) / (Proceeds) × 100*	*11.87*	*10.05*

To calculate the above parameters, use was made of the procedure recommended in the "Regulations on disclosing of information by the issuers of equity securities" approved by the order of the Federal Service on Financial Markets No. 06-117/пз-н of 10 October, 2006.

The amount of net assets is the paramount parameter of stability of financial standing of the company.

As a result of financial and economic activity of OAO Kuzbassenergo during the 3rd quarter of 2007 cost of net assets increased as compared to the same period of the previous year by 12.9 %, which is basically attributed to the appreciation of fixed assets (purchasing of assets of OAO Altaienergo).

Company's dependence from borrowed funds as compared to the 3rd quarter of 2006 remained

at the same level.

Turnover of accounts receivable as compared to data as of 30.09.2006 decreased by 4.2 turnovers.

Overdue accounts payable remain at a low level and amount to 7,851 thousand roubles (0.16 % of total liabilities) that means that the Company is able to discharge its liabilities without significant delays.

The Issuer is not a credit institution.

2.2. Market capitalisation of the Issuer

Market capitalisation is calculated as a product of the number of shares of the respective class (type) by the market price of one share disclosed by the stock market trade institutor and determined according to the Procedure of calculation of the market price of equity securities and investment units of share investment funds, admitted to trading through the trade institutor, approved by the decree of the Federal Commission on Securities of Russia No. 03-52/nc dated 24.12.2003 (registered with the Ministry of Justice of the Russian Federation on 23.01.2004, registration No. 5480).

Data on market capitalisation of OAO Kuzbassenergo in 2002 – 2005 are presented according to calculations of Not-for-Profit Partnership "Russian Trading System" Stock Exchange.

Assessment month	Price under 10 largest transactions	Settlement period	No. of transactions per month	No. of transactions for 3 months	Number of shares	Capitalisation, USD
December 2002	-	-	*2*	*5*	*606,163,800*	-
May 2004	*0.66325*	*3 months*	*2*	*≥10*	*606,163,800*	*402,038,140*
June 2004	*0.66183*	*3 months*	*1*	*≥10*	*606,163,800*	*401,177,388*
March 2005	*0.69854*	*3 months*	*5*	*≥10*	*606,163,800*	*423,429,661*
May 2005	*0.68418*	*3 months*	*0*	*≥10*	*606,163,800*	*414,725,149*
August 2005	*0.71673*	*3 months*	*2*	*≥10*	*606,163,800*	*434,455,780*
September 2005	*0.73103*	*3 months*	*6*	*≥10*	*606,163,800*	*443,123,923*
November 2005	*0.79821*	*3 months*	*5*	*≥10*	*606,163,800*	*483,846,007*
December 2005	*1.07519*	*Month*	*≥10*	*≥10*	*606,163,800*	*651,741,256*

Data on OAO Kuzbassenergo market capitalisation for 2006 are presented according to calculations of Not-for-Profit Partnership "Russian Trading System" Stock Exchange

Settlement period	Number of securities admitted to trading	Market price as of the date of the last day of the accounting period (the last one during 90 business days), * RUB	Capitalisation, RUB
I quarter of 2006	*606,163,800*	-	-
II quarter of 2006	*606,163,800*	-	-
III quarter of 2006	*606,163,800*	-	-
IV quarter of 2006	*606,163,800*	-	-

Since 29 December, 2006 common shares of OAO Kuzbassenergo are excluded by NP RTS Stock Exchange from the List section "Securities admitted to trading, but not included into quotation lists" due to the desicion of the Board of Directors of NP RTS Stock Exchange of 12.09.2006 to

transfer since 01 January, 2007 the trading at the Classical market from NP RTS Stock Exchange to OAO RTS Stock Exchange.

At disclosure of information on market capitalisation of common shares of OAO Kuzbassenergo at OAO RTS Stock Exchange use was made of market capitalisation data disclosed by OAO RTS Stock Exchange at http://www.rts.ru/? tid=342

Common shares(KZBEG)

Settlement period	Number of securities admitted to trading	Market price as of the date of the last day of the accounting period (the last one during 90 business days), RUB	Capitalisation, RUB
IV quarter of 2004	*606,163,800*	-	-
IV quarter of 2005	*606,163,800*	*26.13117 (as of 30.12.2005)*	*15,839,769,305.65*
I quarter of 2006	*606,163,800*	*56.33023 (as of 31.03.2006)*	*34,145,346,271.67*
II quarter of 2006	*606,163,800*	*56.33023 (as of 30.06.2006)*	*34,145,346,271.67*
III quarter of 2006	*606,163,800*	*56.33023 (as of 29.09.2006)*	*34,145,346,271.67*
IV quarter of 2006	*606,163,800*	-	-

Determination of market capitalisation of ordinary shares in OAO Kuzbassenergo on the basis of calculation of the share market price by OAO RTS Stock Exchange

Settlement period	Number of securities admitted to trading	Market price as of the date of the last day of the accounting period (the last one during 90 business days), RUB	Capitalisation, RUB
I quarter of 2007	*606,163,800*	-	-
II quarter of 2007	*606,163,800*	-	-
III quarter of 2007	*606,163,800*	*87.66106 (as of 28.09.2007)*	*53,136,961,241.63*

Determination of market capitalisation of ordinary shares in OAO Kuzbassenergo on the basis of calculation of the share market price by "Moscow Interbank Currency Exchange" Stock Exchange (MICEX)

Settlement period	Number of securities admitted to trading	Market price as of the date of the last day of the accounting period, RUB	Capitalisation, RUB
IV quarter of 2003	*606,163,800*	-	-
IV quarter of 2004	*606,163,800*	-	-
IV quarter of 2005	*606,163,800*	-	-
IV quarter of 2006	*606,163,800*	*73.18 (as of 29.12.2006)*	*44,359,066,884.00*
I quarter of 2007	*606,163,800*	*92.16 (as of 30.03.2007)*	*55,864,055,808.00*
II quarter of 2007	*606,163,800*	*90.95 (as of 29.06.2007)*	*55,130,597,610.00*
III quarter of 2007	*606,163,800*	*75.14 (as of 28.09.2007)*	*45,547,147,932.00*

2.3. Issuer's liabilities

2.3.1. Accounts payable

Breakdown of accounts payable

Rbl.

Description of accounts payable	30.09.2006.		30.09.2007.	
	Up to one year	More than one year	Up to one year	More than one year
Accounts payable to suppliers and contractors, rbl.	*417,267,000*	*1,111,246,000*	*975,545,000*	*687,885,000*
- including those overdue, rbl.	*706,000*	*3,991,000*	*7,268,000*	*0*
Accounts payable to the Company employees, rbl.	*30,229,000*	*0*	*51,422,000*	*0*
- including those overdue, rbl.	*0*	*0*	*0*	*0*
Tax due and liabilities to off-budget funds, rbl.	*571,913,000*	*19,606,000*	*476,408,000*	*19,382,000*
- including those overdue, rbl.	*164,000*	*512,000*	*477,000*	*0*
Credits, rbl.	*1,019,498,000*	*0*	*857,737,000*	*704,255,000*
- including those overdue	*0*	*0*	*0*	*0*
Loans, total, rbl.	*10,000,000*	*0*	*0*	*0*
- including those overdue, rbl.	*0*	*0*	*0*	*0*
- including bonded loans, rbl.	*0*	*0*	*0*	*0*
- including overdue bonded loans, rbl.	*0*	*0*	*0*	*0*
Other accounts payable, rbl.	*629,982,000*	*0*	*647,082,000*	*0*
- including those overdue, rbl.	*11,214,000*	*0*	*106,000*	*0*
TOTAL, rbl.	*2,678,889,000*	*1,130,852,000*	*3,008,194,000*	*1,411,522,000*
- including those overdue, rbl.	*12,084,000*	*4,503,000*	*7,851,000*	*0*

Accounts payable (including credits and loans) of OAO Kuzbassenergo during the accounting period as compared to the data for the nine months of 2006 increased by 609,975 thousand roubles. Short-term (up to one year) accounts payable increased by 329,305 thousand roubles or by 12%; long-term (over one year) accounts payable increased by 280,670 thousand roubles or by 25 %, (credits raised for fulfilment of investment programs of the Company).

Overdue accounts payable decreased by 8,736 thousand roubles to 7,851 thousand roubles as compared to the same accounting period of 2006 or 2.1 times.

Creditors accounting for at least 10% of total accounts payable

Full business name of the creditor	*Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia*
Short business name of the creditor	*RAO UES of Russia*
Place of business	*119526, Moscow, prospekt Vernadskogo, 101, bldg 3*
Accounts payable, RUB	*912,872,000*
Amount and status of overdue accounts payable (interest rate, penalies, fines)	*0*
Affiliation	*Affiliated person*
Issuer's share in the authorised capital of the affiliated person	*0%*

Per cent of common shares in the affiliated person held by the Issuer	*0%*
Affiliated person's share in the authorised capital of the Issuer	*49.0%*
Per cent of common shares of the Issuer held by the affiliated person	*49.0%*

The indebtedness to RAO UES of Russia amounts to 20% of total accounts payable and is repaid according to the approved schedule.

2.3.2. Credit history of the Issuer

Performance by the Issuer of its obligations under credit and/or loan agreements effective during 5 last complete financial years and on the end date of the accounting quarter, principal debt under which amounts to 5 and more percent of the book value of the Issuer's assets as of the closing date of the last complete accounting quarter prior to the conclusion of the respective agreement, as well as under other credit and/or loans agreements which the Issuer considers to be material.

There are no Issuer's obligations under credit and/or loan agreements effective earlier and on 30.09.2007, principal debt under which amounts to 5 and more percent of the book value of the Issuer's assets as of the closing date of the last complete accounting quarter prior to the conclusion of the respective agreement, as well as under other credit and/or loans agreements which the Issuer considers to be material

If the Issuer issued bonds, the Issuer shall give details of performance of its obligations on each issue of bonds aggregate par value of which amounts to 5 and more percent of the book value of the Issuer's assets as of the closing date of the last complete accounting quarter prior to the state registration of the bond issue results report.

As of the end of the accounting quarter the Issuer has no outstanding bonds.

2.3.3. Issuer's liabilities relating to security provided to third persons

Details of the total amount of the Issuer's liabilities under security provided by the Issuer and total amount of liabilities of third persons under which the Issuer provided security to third persons, in particular in the form of a lien or a guarantee, as of the closing data of the respective accounting period:

Details of each of the Issuer's obligations under security provided to third persons, in particular in the form of a lien or a guarantee during the last complete fiscal year and the last complete accounting period prior to the date of approval of the issue prospectus, amounting to at least 5 percent of the book value of the Issuer's assets as of the closing data of the last complete quarter prior to the provision of such security:

As of 30.09.2007 the Issuer had no liabilities relating to security provided to third persons, in particular in the form of a lien or a guarantee, amounting to at least 5 percent of the book value of the Issuer's assets as of the closing data of the last complete quarter prior to the provision of such security.

2.3.4. Other Issuer's liabilities

Issuer's agreements, including forward contracts which are not reflected in its balance sheet and may materially affect financial standing of the Issuer, its liquidity, financing sources and terms and conditions of their use, as well as the Issuer's performance and expenses.

There are no agreements, including forward contracts which are not reflected in the balance sheet and may materially affect financial standing of the Issuer, its liquidity, financing sources and terms and conditions of their use, as well as the Issuer's performance and expenses.

Factors at which abovementioned liabilities may entail the specified changes and probability of their occurrence: ***none.***

Reasons why the Issuer entered these agreements, expected Issuer's benefit from these agreements and reason wherefore such agreements are not reflected the Issuer's balance sheet: ***Are not specified since there are no such agreements.***

Cases in which the Issuer may suffer losses as a result of the specified agreements, probability of occurrence of the specified cases and maximum extent of damages which the Issuer may suffer: ***Are not specified since there are no such agreements.***

2.4. Purposes of the issue and allocation of funds raised as a result of placement of equity securities

In the accounting quarter of 2007 the Issuer did not make any placement of securities, in particular for the purpose of raising funds and financing certain transactions (inter-related transactions) or other operations.

2.5. Risks related to acquisition of equity securities being offered (outstanding equity securities)

Emerging markets, in particular markets of the Russian Federation, are characterised by higher level of risks, than developed markets, including significant legal, economic and political risks. It should be takien into account that developing economies, such as the economy of Russia, are subject to fast changes. Accordingly, the investors shall carefully evaluate their risks and take the decision as to the expediency of investments with allowance for the existing risks. In practice, investments on emerging markets are more suitable for competent investors completely realising the level of current risks, and before investing into Russian securities investors are recommended to consult their legal and financial advisers.

2.5.1. Branch risks

The effect of possible backset in the Issuer's branch on its activity and fulfillment of obligations on securities. The Issuer shall specify the most significant in its the eyes eventual changes in the branch (separately at the domestic and foreign markets) as well as eventual actions that should be taken in this case by the Issuer:

Risks associated with change of market prices on the "day-ahead" market;

Risks associated with competition on the part of hydraulic generation companies, wholesale generation companies, territorial generation companies and other types of generation companies;

Risks related to entrance of new companies producing electric energy to the market;

Risks connected with decrease in consumption expansion;

Risks associated with leading growth rates of prices for coal, metal products, chemicals relative to tariffs growth rate.

All the risks mentioned above and the fact, that due to a large share of hydro-electric power stations in generation of electrical energy in high-water years the price may significantly go down, will lead to a situation when a lot of power plants of the Issuer become noncompetitive in this market. Bearing in mind that according to the wholesale market reformation plan, conceived is a decrease of amounts of electrical energy to be bought at regulated prices, every year evaluation of this type of risks will assume a greater importance and will require the following:

- ***training of highly qualified personnel capable to properly evaluate risks;***
- ***enhancement of operating efficiency of the Issuer in the "day-ahead" market;***
- ***use of flexible methods in formation of electrical energy supply price requests taking into account market trends and operating conditions;***
- ***attainment of additional profit in the system service market;***
- ***increase of level of free long-term contracts with large consumers up to 70 %.***

Risks associated with ageing and gradual retirement of basic power generating assets, change of electrical power output due to thermal load variation or hydroelectric power stations idle discharge hazard.

To reduce the risks related to both gradual physical and moral depreciation of power generating assets, required are significant capital investments, which are feasible only in case of attraction of investors. Therefore the Issuer has developed an investment program, which allows to replace the equipment, whose operating life has been expired, at the expense of depreciation allowance and to attract investments, including those intended to commission new high-performance generating facilities. This will allow to provide the south of Kemerovo region with electrical and thermal power; besides, it will expand the trade area of local coal producers.

The Issuer does not operate in the foreign market.

Risks related to eventual change of prices for raw material, services used by the Issuer in its activity (separately at the domestic and foreign markets) and their effect on the Issuer's activity and its fulfillment of obligations ensuing from securities.

Among the risks related to eventual change of prices for raw materials used by the Issuer one can single out the risk of change of prices for fuel used by the Issuer. If this risk comes true, it may entail increase of production cost and, as a result, degradation of financial and economic performance of the Issuer.

To reduce these risks the Issuer should undertake the following:

- increase the Issuer's operating efficiency (including fuel) by decreasing manufacturing costs and saving fuel while carrying out the Issuer's investment program;

- conclude long-term agreements with suppliers at steady foregone prices;

- as a consequence – provide formation of prices in accordance with existing prices for energy carriers.

There is also a risk associated with eventual escalation of prices for equipment and other material and technical resources employed by the Issuer in its business.

To reduce these risks the Issuer should undertake the following:

- create a competitive environment in the field of purchasing of works and services by organizing a system of open tenders and purchases;

- optimize the maintenance-and-running costs and capital development costs.

Risks related to change of prices at foreign markets are not substantial for the Issuer as far as the Issuer does not import raw materials and services.

The effect of mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities. *The effect of the above mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities is evaluated as negligible.*

The Issuer does not conduct business at the foreign market.

Risks associated with eventual change of prices for the products and/or services of the Issuer (separately at the domestic and foreign markets) and their effect on the Issuer's activity and its fulfillment of obligations ensuing from securities.

Rates regulation risks of *are the most essential ones and difficult to control. Business profitability depends to a large extent on rates regulation.*

We consider this risk to be the most significant for the Issuer. However financial performance of the company for 2006 ($11.8 million net profit) and the level of rates for the heat power supplied by the company established for 2007, allow to say that the company will successfully manage this risk. Besides one should bear in mind that more than 70% of Issuer proceeds are derived from the sale of the electric power, the prices for which by 2011 will be completely liberalised, and currently – in its regulated part – are established by the Federal Rates Commission. To reduce rates regulation risks it will be expedient to abandon rates regulation method according to the principle "minus inflation" and to aim at more adequate and detailed legal and methodological regulation base.

To reduce the rates regulation risk by resolution No. 258 of OAO Kuzbassenergo of 26.03.2007 the Company approved the OAO Kuzbassenergo rates management schedule which specifies rates management functions, procedure and methods in the Company.

The effect of mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities. ***The effect of the above mentioned risks on the Issuer's activity and its fulfillment of obligations ensuing from securities is evaluated as negligible.***

The Issuer does not carry on any foreign trade activity, all electrical and heat power is sold on the home market. Accordingly, there are no risks associated with eventual change of prices for the Issuer product on foreign markets.

2.5.2. Country and regional risks

Risks associated with political and economic situation in the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out its principal activity provided the Issuer's principal activity in such country (region) has brought 10 and more percent of the Issuer's income in the last completed accounting period preceding the date of termination of the last accounting quarter.

Risks related to imperfection or change of the electrical energy wholesale market operating regulations.

Most changes in the regulations are connected with the reform being in progress. Thereupon the Issuer incurs this type of risks on a common basis;

Risks related to eventual disregard of the market regulations, and business practice standards in the region;

Risks related to the lack of qualified personnel to carry on the day-to-day activity and implement strategic initiatives in the new market environment;

Risks related to dependence of motivation and social safety net on the branch rate agreement effective in the electrical energy industry of the Russian Federation;

Insufficient number of educational establishments available in the region, where training of the electrical energy industry personal could be carried on.

Country risks:

The Issuer does not conduct business outside the Russian Federation, therefore the Issuer's business is influenced mainly by the economic and political sitution in the Russian Federation. The quintessential factor of the country risk for the Issuer is possible slackening in the rate of economic growth in the Russian Federation, which can result in decrease in demand for electrical energy and power sold by the Issuer and thus to reduction in operating income to be earned by the Issuer. Such slackening in the rate of economic growth may be caused either by a foreign economic shock (a world financial turmoil or a slump in oil prices) or by the situation at the domestic market.

However for the time being these risks, as believed by the Issuer, are unlikely to develop.

Regionsl risks:

The Issuer evaluates the political and economic situation in the regions of its activity as comparatively stable. Further economic growth of the regions would help forward the Issuer's business as well as its financial standing. Negative changes in the situation in the regions of the Issuer's business and the Russian Federation at large, that may adversely affect the Issuer's business and economic status, are not anticipated in the nearest future.

Eventual actions of the Issuer in case of a negative effect of change of situation in the country (countries) and the regions on its business:

In its business the Issuer considers both country and regional risks. The Issuer's management structure is intended to provide prompt response to occurrence of negative and emergency conditions. The Issuer's actions in such situations are aimed at the loss minimization and reduction of the adverse effect on the results of its business.

To reduce the regional risks the Company maintains insurance policies against emergencies. On September 28, 2006 the Board of Directors of the Company approved the Statement of Maintaining the Company Insurance Coverage for the Period till January 1, 2008.

Risks related to eventual military conflicts, announcement of the state of emergency and labour troubles in the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out its principal activity:

Risk of an open military conflict, as well as risk of announcement of the state of emergency is assessed as minimum at the regional level since the level of ethnic and social strain in the region is far from being critical. However there is a risk of terroristic acts. To minimize this risk, the Issuer considerably toughened security measures at its critical installations. Territories of power stations, coal warehouses, petroleum products bases, pump houses, hydraulic facilities, ash dumps and other major facilities involved in continuous production process and supply of users with heat and electric power are taken under special control.

Motor transport and personnel access control at the enterprises of the Company, in particular with the use of manual and stationary metal detectors has been made more rigorous. Interaction of non-departmental security services with road traffic police units, alert forces of the Ministry of Interior and the Ministry of Emergencies became more active.

Round-the-clock video observation and patrolling, including patrolling with use of tracker dogs and service vehicles has been organised on the most important and remote facilities of the power system enterprises.

The operating personnel of the enterprises has been briefed on emergency actions and procedures to be followed in case of anonymous messages on possible terroristic acts at power installations of Kemerovo region and Altai territory.

Risks related to posssible strike actions *as applied to the region of the Issuer's business are assessed by the Issuer as minimum ones.*

Risks associated with geographical peculiarities of the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out its principal activity, including a heightened hazard of natural calamities, eventual discontinuation of transport communication due to remoteness and/or difficult ground, etc.:

Risk associated with geographical particularities of the region where the Issuer carries out is core activity, namely:

- Risk of damage caused by natural disasters.

Main sources of natural emergencies specified in the annual forecast of natural and technogenic emergencies for the territory of Siberian region of the Russian Federation (Kemerovo region and Altai territory being part of this region) for 2007 are: adverse and hazardous meteorological phenomena, flooding and high water, avalanches, earthquakes, exogenic processes.

Floods and inundations are natural hydrological calamities, they constitute the greatest hazard in the Siberian region of the Russian Federation because of their regular recurrrence and the most extensive damage they inflict on the economy and social system.

The Kemerovo Region. Up to 24 locatities in the river Tom plain may turn to be in the possible water-logging area.

The Altai Territory. Flood analysis in the recent years showed that in spring tide ice jams are likely to occur on rivers Biya, Ob, Chumysh, Charysh.

Among technogenic emergencies and incidents prevail emergencies and incidents caused by fires and explosions at housing, communal services and power industry facilities, etc.

2.5.3. Financial risks

Exposure of the Issuer to risks associated with the change in interest rates, foreign currency exchage rates due to either the Issuer's activity or the Issuer's hedging intended to minimize the adverse effects of the risks specified above:

While fulfilling the investment program, the Issuer plans to attract various borrowed funds and repay the resulting obligations in due time. Therefore the Issuer is exposed to the risk related to changes in interst rates under intereest-bearing liabilities. A negative change in the interest rates for the Issuer is the intererst rates rise, which may cause increase of the borrowed funds servicing costs.

However the monetary policy pursued currently in the Russian Federation is aimed at the interest rate decline, therefore the Issuer considers negative effect of this factor on its buisiness as unlikely.

Exposure of the Issuer's financial standing (its liquidity, sources of finance, performance, etc) to the change in currency exchange rate: *The Issuer's financial standing (its liquidity, sources of finance,*

performance, etc) is little affected by the change in currency exchange rate on account of the following:

- The Issuer does not operate in the foreign market and is not going to;

- The Issuer's assets and liabilities are denominated in roubles.

Eventual actions of the Issuer in case of a negative effect of change in currency exchange rate and interest rates on the Issuer's activity: ***Since the Issuer's business is little affected by changes in currency exchange rate, the eventual actions of the Issuer in case of negative effect of the change in currency exchange rate are not under considration.***

Contemplated actions of the Issuer in case of interest rate rise:

- attraction of lomg-term credits and loans to reduce the negative effect of short-term interest rate fluctuations;

- reduction of the ratio of credits and loans in the Issuer's current assets.

The Issuer shall specify how inflation may affect securities payments, critical values of inflation in the opinion of the Issuer as well as contemplated actions of the Issuer intended to reduce this risk. ***Negative effect of inflation on the financial and economic activity of the Issuer may be limited to the following risks:***

- risk of losses related to those in the real value of receivables in case of significant payment postponement or delay;

- risk of increase of outstanding interest;

- risk of increase of production cost of goods, products, works, and services due to increase of price for energy sources, transportation charges, salaries, etc;

-risk of decrease of the real value of funds involved in the investment program.

Target inflation rates established by the Government of the Russian Federation among the objectives of the economic policy, are generally complied with and have a downward tendency. Nevertheless, in case of escalation of inflation the Issuer plans to increase the working capital turnover rate by modifying contract relations with consumers. Taking into account the fact of tariff raising restriction within limits of not exceeding 15 to 25% per year and potential earning power of the business, the Issuer believes that the inflation value at which the Issuer would get into a predicament, is at least 40% per annum.

If the inflation value exceeds the specified critical point, the Issuer is intended to do the following:

- increase the fraction of short-term financial instruments within its assets;

- reduce the turnover terms of the accounts receivable;

- take measures to compensate for expenses;

- eliminate excess idle funds.

Parameters of the Issuer's financial accounting that are most likely to change in consequence of effects of the specified financial risks: ***The key parameter, which is the most likely to undergo changes due to financial risks, is the Issuer's profit. As the interest rates go up, interest payments for use of credits of commercial banks increase, thus shrinking the Issuer's profit. Besides, the profit is affected by the inflation upturn risk since the profit may be reduced with the raising of production cost of goods, products, works, services at simultaneous tariff freezing on the statutory level.***

Risks affecting parameters of the Issuer's financial accounting, probability of their occurrence and pattern of changes in the financial reporting:

Sl. No.	Risks	Probability of their occurrence	Pattern of changes in the financial reporting
1	*Interest rate increase*	*The OAO Kuzbassenergo credit policy is aimed at attraction of credit resources under most favorable credit conditions, at reduction of credit resources servicing costs. Borrowed funds were raised by the Company at a rate lower than the refinancing rate established by the Central*	*Increase of operating expenses and, correspondingly, reduction of profit in the profit-and-loss statement.*

		Bank of the Russian Federation (10.0%). Weighted average interest rate for the Company's use of credit facilities as of September 30, 2007 was 9.65%. A share of credits without security was 90.1% of the total amount of the loan indebtedness under short-term credits. Probability of the risk occurrence exists, however their effect is insignificant since the amount of interest payment is negligible.	
2	*Change in currency exchange rates*	*There is no probability of the risk occurrence since the Company does not conduct financial operations in foreign currency.*	
3	*Inflation*	*Probability of the risk occurence is insignificant since deflation factors are taken into account in tariff making.*	*Inflation upturn will lead to the increase in production cost and, correspondingly, reduction of profit in the profit-and-loss statement. Decrease in the inflation rate has an inverse effect.*

In case of development of the above-mentioned financial risks the net profit may be reduced, costs will increase and, consequently, the production cost will also increase. This will imply the necessity to attract additional funds, which in its turn will result in increase in the accounts payable.

The pattern of changes in the financial reporting is the following: increase in expenses, reduction of profits.

2.5.4. Legal risks

Legal risks associated with the Issuer's activity (separately at the domestic and foreign markets):

The Issuer does not export goods, works and services. Therefore legal risks associated with the Issuer's activity are regarded as for domestic market only. Upon the whole, legal risks associated with the Issuer's activity are characteristic of the majority of business companies operating in Russia.

Risks associated with changes in currency exchange regulation:

Amendments of the currency exchange control and regulation law will not affect the Issuer's business since all the expenses are denominated in national currency and are not related to financial operations with foreign suppliers.

Risks associated with revision of the tax legislation:

As any other economic agent, the Issuer is involved in tax relations. At present in Russia the Tax Code and a number of laws are in force, regulating various taxes imposed by the federal and regional authorities. The applicable taxes include, in particular, value added tax, profit tax, wealth tax, uniform social tax and other fiscal charges. In many cases the respective regulatory enactments contain obscure wording. Besides, various government services and their representatives, often disagree about the legal interpretation of some issues, which gives rise to vagueness and certain contradictions. Preparation of reports and submission of accounting are supervised and controlled by various authorities that have a lawfully vested right to impose substantial fines, sanctions and surcharges.

Risks related to changes of customs regulations and customs duties:

Changes of customs regulations and customs duties do not bear any risks for the Issuer's business.

Risks associated with changes of the Issuer's core business activity licensing requirements or licensing of rights of use of limited-turnover objects (including environmental assets):

Changes of the Issuer's core business licensing requirements may cause increase of terms of preparation of documents required to extend the license period and lead to the necessity of the Issuer's

compliance with the prescribed requirements. However, upon the whole, this risk should be taken as insignificant one, except for cases when to prolong a license or to conduct a business, which is subject to licensing, there will be requirements the Issuer will not be able to comply with or if compliance with such requirements will be associated with excessive costs, due to which the Issuer may discontinue the business in question.

Risks associated with changes in judicial practice with respect to issues influencing Issuer's business (including licensing issues), which may adversely affect the results of its activity as well as the results of current litigations to which the Issuer is a party:

The Issuer studies thoroughly the changes in judicial practice related to its business (including licensing issues) with the view to promptly addressing these changes in its activity. Judicial practice is analyzed both at the level of the Supreme Court of the Russian Federation, the Supreme Arbitration Court of the Russian Federation and at the level of district federal arbitration courts Besides, Issuer analyzes legal views of the Constitutional Court of the Russian Federation on specific law enforcement issues. Changes in judicial practice may result in adjudgements to the disfavor of the Issuer, which may adversely affect the results of its activity. There are risks of formation of judicial practice dedicated to issues related to economic results of restructuring of the AO – Energo, which are not in favor of regional generation companies.

2.5.5. Risks associated with the Issuer's activity

Risks inherent exclusively in the Issuer, including:

Risks associated with current litigations to which the Issuer is a party:

The risks related to the following litigations to which the Issuer is a party, are regarded as insignificant.

Plaintiff	Defendant	Subject and cost of claim (plea)	Disposal
State Institution GU Kuzbasskiy Power Saving Center	*OAO Kuzbassenergo*	*Recovery of arrears of target deductions for the regional power saving program amounting to 115 million rubles*	*By the judgment of June 14, 2007, the claim was sustained. By the decree of the court of appeals of September 6, 2007 the judgment was reversed and the claim was dismissed. A cassation appeal has been made.*
State Institution GU Kuzbasskiy Power Saving Center	*OAO Kuzbassenergo*	*Recovery of arrears of target deductions for the regional power saving program amounting to 14 million rubles*	*By the judgment of the court of original jurisdiction the claim was sustained. By the decree of the court of appeals of December 26, 2006 the judgment was affirmed. By the decree of the court of cassation of May 3, 2007 judicial acts in re were reversed, the case was expedited for reconsideration. Arbitration assessors were brought into the proceedings. By the judgment of August 21, 2007, the claim was satisfied. By interlocutory judgment of September 25, 2007, the appellate court session was assigned on October 18, 2007.*
OAO Kuzbassenergo	*Interregional Inspectorate No. 4 of Federal Tax*	*Cancellation of decision No. 1 of March 9, 2007 of the Interregional In-*	*By the judgment of the court of original jurisdiction of May 25, 2007, the claim of OAO Kuz-*

Plaintiff	Defendant	Subject and cost of claim (plea)	Disposal
	Service of the Russian Federation dealing with large tax-payers	*spectorate of Federal Tax Service of the Russian Federation (regarding collection of penalty interest) amounting to 149,784,997 rubles.*	*bassenergo was sustained. By the decree of the appellate court of Moscow of August 10, 2007 the judgment was affirmed.*
OAO Kuzbassenergo	*Interregional Inspectorate No. 4 of Federal Tax Service of the Russian Federation dealing with large tax-payers*	*Cancellation of the decision made in the course of the field tax inspection No. 02-47/013 of June 9, 2007. The disputed amount, taking into account the claimant's motion to define the subject of the claim more precisely, is 130,464,506.8 rubles of profit tax and VAT, respective amount of fine as per Article 122 of the Tax Code of Russian Federation and penalty fee.*	*By the judgment of the appellate court of Moscow of October 2, 2007, the claim was satisfied with regard to cancellation of the following charges:* *-60,346,500.8 rubles of profit tax,* *-respective penalty fee and fine as per Article 122 of the Tax Code of Russian Federation as related to the federal and local budgets,* *-penalty fee related to the tax paid to the Russian Federation constituent entity budget amounting to 16,433,782 rubles,* *- fine as per Article 122 of the Tax Code of Russian Federation related to the tax paid to the Russian Federation constituent entity budget amounting to 11,693,694 rubles.* *-VAT amounting to 29,313,056.82 rubles,* *-respective penalty fee and fine as per Article 122 of the Tax Code of Russian Federation.*
OAO Kuzbassenergo	*Interregional Inspectorate No. 4 of Federal Tax Service of the Russian Federation dealing with large tax-payers*	*Cancellation of the claim of the Interregional Inspectorate No. 4 of Federal Tax Service of the Russian Federation dealing with large tax-payers regarding payment of the penalty fee related to VAT amounting to 56,542,807.12 rubles.*	*By the judgment of the court of original jurisdiction of August 10, 2006, the claim was sustained. By the decree of the arbitration court of the appellate instance of November 29, 2006, the judgment was affirmed. By the decree of cassation instance court of March 14, 2007, the case was expedited to the court of original jurisdiction for reconsideration. By the decision of June 14, 2007 the claim was sustained. The decision has become valid in law (no appeal has been made).*

Risks associated with infeasibility to extend validity of the Issuer's license to conduct a certain business or to use limited-turnover objects (including environmental assets):

The Issuer considers the risk associated with infeasibility to extend validity of the Issuer's license to conduct a certain business or to use limited-turnover objects of is (including environmental assets) as insignificant.

Risks associated with the Issuer's eventual liability for debts of third parties including the Issuer's subsidiaries:

Risks of non-fulfillment or improper fulfillment of obligations by third parties, including the Issuer's subsidiaries, related to possible liability of the Issuer, are regarded as insignificant.

Risks associated with eventual loss of consumers whose share of turnover amounts to at least 10 per cent of total proceeds of sales of products (works, services) of the Issuer:

At present this type of risks does not exist for OAO Kuzbassenergo since consumers are allocated to suppliers by means of the electric energy (power) trade mechanism in compliance with the Regulated Bilateral Contracts (RD) within the framework of the New Wholesale Power Market (NOREM) model. Contractors under Regulated Bilateral Contracts are selected without participation of the generation company (Customers are allocated to Suppliers by RAO UES of Russia). One of the main responsibilities of the Supplier stipulated by contracts of purchase and sale of electric power at NOREM is to provide the Customer with electric power either derived from the in-house facilities or purchased at NOREM, while one of the main responsibilities of the consumer is to pay for the contracted amount of power. This trade mechanism provides for the electric power supply in compliance with contracts concluded at NOREM at all accounts.

2.5.6. Bank risks

There are no bank risks since the Issuer is not a credit institution.

In this Section 2.5. described are the risks, which, in the Issuer's opinion, are substantial. Apparently there are also other risks that are not included in this section. Other risks, which the Issuer ignores or those that for the time being are not significant for the Issuer may potentially adversely affect the Issuer's business activity.

III. Detailed Information on the Issuer

3.1. Issuer establishment and development history

3.1.1. Business name of the Issuer

Full business name of the Issuer:

In Russian - *Кузбасское открытое акционерное общество энеретики и электрификации;*

In English – *Kuzbass Power and Electrification Open Joint-Stock Company.*

Short business name:

In Russian - *ОАО «Кузбассэнерго»;*

In English – *OAO Kusbassenergo.*

Similarity of the full or short business name of the Issuer to those of other entities:

Short business name of the Issuer is similar to the names of the following companies:

- OAO Kuzbassenergo – Regional Electrical Grid Company;

- OAO Trunk Electrical Power Supply Grids Kuzbassenergo;

- OAO Kuzbassenergosbyt;

- ZAO ATP Kuzbassenergo;

- ZAO Kuzbassenergosvyaz;

- OAO Kuzbassenergoremont;

- OAO Kuzbassenergoservis;

- OOO Kuzbassenergoremstroj;

- ZAO Kuzbassenergosnabkomplekt;

- ZAO Kuzbassenergomontazh.

Details of registration of the Issuer's business name as a trade mark or a service mark.

The Administration of Kemerovo region issued to Kuzbass Power and Electrification Open Joint-Stock Company a Certificate for the right to use verbal symbol of Kemerovo region (word Kuzbass) from 25 January, 2005 till 24 January, 2008 (registration No. 091 of 25 January, 2005).

The Issuer's business name has not been registered as a trade mark or a service mark.

Details of changes in the Issuer's name since its incorporation:

Full business name of the Issuer: ***The Kuzbass Power and Electrification Joint-Stock Company of Open Type.***

Short business name: ***AOOT Kuzbassenergo.***

Date instituted: ***30.12.1993***

Grounds for the change: ***The Company was created by reorganisation of the government-owned enterprise - the Kuzbass Power and Electrification Production Association according to the Decrees of the President of the Russian Federation No. 923 of 15 August, 1992 "Concerning organisation of management of the electric power complex of the Russian Federation under conditions of privatization", No. 1334 of 3 November, 1992 "Concerning implementation in the electric power industry of the Decree of the President of the Russian Federation No. 922 of 14 August, 1992 "Concerning particularities of reorganisation of government-owned enterprises, associations, organisations of the fuel-and-power sector into joint-stock companies", No. 721 of 1 July, 1992 "Concerning organisational measures on reorganisation of government-owned enterprises and voluntary unions of government-owned enterprises into joint-stock companies".***

Registered by the Resolution of Administration of the city of Kemerovo No. 345 of 30.12.1993.

Full business name of the Issuer: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Short business name: ***OAO Kuzbassenergo.***

Date instituted: ***15.05.1996***

Grounds for the change: ***On the basis of requirements of the Civil Code of the Russian Federation and Federal Law No. 208-FZ "On Joint-Stock Companies" of 26 December, 1995 annual General Meeting of shareholders of OAO Kuzbassenergo on 15.05.1996 approved the Company Charter in a new***

wording. The Charter was registered by the Department of State Registration and Licensing of Administration of the city of Kemerovo on 25 July, 1996 under Registration No. 584.

3.1.2. Details of state registration of the Issuer

Before 1 July, 2002.

Number of the Certificate of State Registration (or other document confirming state registration of the Issuer): ***1901.***

Date of state registration of the Issuer: ***30.12.1993.***

The authority which carried out the state registration: ***Administration of the city of Kemerovo.***

After 1 July, 2002.

Primary state registration number: ***1024200678260***

Date of registration: ***23.07.2002.***

The authority which has carried out state registration: ***Inspectorate of the Ministry of Taxation of the Russian Federation for the city of Kemerovo, Kemerovo region.***

3.1.3. Issuer establishment and development details

The company was established on 30 December, 1993 according to the plan of privatisation of The Kuzbass Power and Electrification Production Association (POEiE Kuzbassenergo).

The term of existence of the Issuer since the date of its state registration: ***13 years and 9 months.***

The term uintil which the Issuer shall exist: ***The Issuer was established in perpetuity.***

Short description of the history of creation and development of the Issuer:

In pursuance of the Decrees of the President of the Russian Federation No. 923 of 15 August, 1992 "Concerning organisation of management of the electric power complex of the Russian Federation under conditions of privatization", No. 1334 of 3 November, 1992 "Concerning implementation in the electric power industry of the Decree of the President of the Russian Federation No. 922 of 14 August, 1992 "Concerning particularities of reorganisation of government-owned enterprises, associations, organisations of the fuel-and-power sector into joint-stock companies", No. 721 of 1 July, 1992 "Concerning organisational measures on reorganisation of government-owned enterprises and voluntary unions of government-owned enterprises into joint-stock companies" the State-Owned Property Management Committee of Kemerovo region on 21.09.1993 passed Resolution No. 330 "On privatisation and reorganisation of POEiE Kuzbassenergo into The Kuzbass Joint-Stock Power Generation and Electrification Company of Open Type".

On 30.12.1993 the Administration of the city of Kemerovo approved Resolution No. 345 "On registration of Kuzbassenergo Joint-Stock Company of Open Type".

In 1994 the first shareholder's meeting of OAO Kuzbassenergo was held.

In 1996 the Company replaced two PK-40 boilers of 200- MW units at Tom-Usinskaya State District Power Station and Belovskaya State District Power Station that allowed to reduce emissions of nitrogen oxides 2 to 2.5 times thereby ensuring compliance with the emissions standard, 450 mg / cu. m. PK-10 boiler of South Kuzbass State District Power Station underwent the same modernization.

In 2000 OAO Kuzbassenergo successfully recovered from bankruptcy procedures.

In 2003 OAO Kuzbassenergo celebrated its 60 anniversary. The Company commissioned R-12-3,4/1 turbine and a boiler with a capacity of 160 tons of steam per hour at Kuznetskaya Combined Heat and Power Station as well as T-115-8,8 turbine installed on vibration mounts at South Kuzbass State District Power Station.

In 2004 according to the preparatory program of reorganisation of OAO Kuzbassenergo the Company established repair and service subsidiaries: OAO Kuzbass Power Repair Company, OAO Kuzbassetremont, OAO Kuzbasstekhenergo Engineering and Analytical Centre. Within the framework of reorganisation the Company proceeded to transfer of trunk electrical grids to Federal Grid

Company.

In 2005 the Board of Directors of RAO UES of Russia took a decision on restructuring of OAO Kuzbassenergo. On 30 December, 2005 the shareholder's meeting of OAO Kuzbassenergo passed a resolution on Company reorganisation. According to the results of operation in 2004-2005 OAO Kuzbassenergo was awarded a honorary title "Leader of Russian Economy – 2005".

On 1 July, 2006 the following new companies spun-off from OAO Kuzbassenergo, were registered with state taxation authorities as legal entities and received all documents required for independent operation: OAO Kuzbassenergo Regional Electrical Grid Company, OAO Kuzbass Power Sales Company, OAO Kuzbassenergo Trunk Electrical Grids, OAO West-Siberian Combined Heat and Power Station, OAO South Kuzbass State District Power Station.

In October, 2006 the Barnaul Branch of OAO Kuzbassenergo was created which since 1 January, 2007 incorporates three Barnaul Combined Heat and Power Stations, Barnaul Central Heating Station and Biysk Heat Networks.

According to the results of 2006 OAO Kuzbassenergo is the only company of the electric power industry which became a winner of the VI Russian Contest "Russian organisation of a high social efficiency" held under the aegis of the Government of the Russian Federation. OAO Kuzbassenergo was awarded a diploma, a honorary title "Organisation of a high social efficiency in the electric power industry – 2006"and a commemorative medal. The honorary title "Organisation of a high social efficiency" as a highest award of the Contest is awarded to organizations which achieved high results in social activities.

OAO Kuzbassenergo is one of the largest companies of Kuzbass. Its logo is its "carte-de-visite". OAO Kuzbassenergo logo is registered in the State register of trade marks and service marks of the Russian Federation. The Company logo can be seen not only on various letter-heads, cards, but also on OAO Kuzbassenergo buildings, publicity boards, it accompanies publications about the Company in mass-media and Internet. The Company logo promotes company positioning in the country, among users, business partners, shareholders and state and municipal authorities.

The purpose of establishement of the Issuer: *General goal of creation of the privatised enterprises was the enhancement of efficiency of the economic system of the country and the transition from planned economy to market relations.*

Main purpose of activity of OAO Kuzbassenergo is profit earning.

The Issuer's mission: *The Issuer's mission consists in uninterrupted and reliable supply of our users with heat and electric power, ensuring production efficiency and investment attractiveness of the Company.*

Other information on the Issuer which is material for taking decision on acquisition of the Issuer securities: *None*

3.1.4. Contact information

Place of business of the Issuer: *656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*

Mailing address: *650000, Kemerovo, GSP-2, pr. Kuznetskiy, 30.*

Telephone: *(384-2) 45-33-59.*

Fax: *(384-2) 45-38-30;*

E-mail: *adm@kuzbe.elektra.ru;*

Website where the information on the Issuer, its issued or offered securities is available: *www.kuzbassenergo.ru*

The organisational structure of the executive apparatus of OAO Kuzbassenergo includes Share Capital Department which is charged among other things with communication with shareholders and investors. The Department exists since 01.07.2007. The Chief of Department is Mr. CHERPINSKIY Pavel Valerievich born in 1972, higher education.

Place of business: *Russia, Kemerovo, GSP-2, pr. Kuznetskiy, 30;*

Telephone / fax: *(384-2) 45-31-73.*

E-mail: ***cherpinskypv@kuzbe.elektra.ru***
Website page: ***www.kuzbassenergo.ru/invest/***

3.1.5. Taxpayer identification number

Taxpayer identification number assigned by tax authorities: ***4200000333.***

3.1.6. Branches and representative offices of the Issuer

Details of the Issuer branches and representative offices according to its Charter (constituent instruments):
Name: ***Tom-Usinskaya State District Power Station.***
Commissioning date: **30.12.1993.**
Place of business: ***652845, Kemerovo region, city of Myski-5, Tom-Usinskaya State District Power Station.***
Chief executive officer: ***GLUKHOV Victor Fedorovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Belovskaya State District Power Station.***
Commissioning date: ***30.12.1993.***
Place of business: ***652644, Kemerovo region, city of Belovo, settlement Inskoy, community Technological No. 5.***
Chief executive officer: ***ARTYUKH Valery Mikhailovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Kemerovo Branch.***
Opening date: ***30.12.1993.***
Place of business: ***650000, Kemerovo, Stantsionnaya street, 17.***
Chief executive officer: ***BENEDIKTOV Alexander Viktorovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Kuznetskaya Combined Heat and Power Station.***
Commissioning date: ***30.12.1993.***
Place of business: ***654034, Kemerovo region, city of Novokuznetsk, Novorossiskaya street, 35.***
Chief executive officer: ***KUSIN Igor Viktorovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Barnaul Branch.***
Opening date: ***31.10.2006.***
Place of business: ***656037, Russia, city of Barnaul, Brilliantovaya street, 2.***
Chief executive officer: ***MOTORIN Alexander Viktorovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Heat Networks Department.***
Opening date: ***30.12.1993.***
Place of business: ***650070, Kemerovo, Svobody street, 10.***
Chief executive officer: ***KRUMGOLTS Alexander Rudolphovich.***
Period of validity of the power of attorney: ***30.06.2008.***

Name: ***Moscow Representative Office.***
Opening date: ***15.04.1998.***
Place of business: ***117261, Moscow, Leninskiy pr., 70/11***
Chief executive officer: ***SADGYAN Armen Sergeevich.***
Period of validity of the power of attorney: ***30.06.2008.***

3.2. Basic economic activities of the Issuer

3.2.1. Branch appurtenance of the Issuer

Codes of core business activities of the Issuer according to All-Russian classification of economic activities (OKVED):
40.10.11 – Production of electric power by combined heat and power stations
40.30.2 – Transfer of steam and hot water (heat energy)
51.56.4 – Wholesaling of electric and heat energy (without their transfer and distribution)

3.2.2. Core business activities of the Issuer

Core business activities of the Issuer (kinds of activity, kinds of products (works, services) accounting for at least 10 percent of the Issuer's proceeds (incomes):

OAO Kuzbassenergo carries out its activity in territory of Kemerovo region and Altai territory.

Core business activities of the Issuer include production of electric and heat power, transportation and sale of heat power produced by the Issuer and purchased from other producers, sale of electric power at the wholesale electric power market.

Description	For the accounting period
Activity: ***Electric energy sale***	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	5,217,311
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	40.4
Activity: ***Power sale***	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	3,640,385
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	28.2
Activity: ***Heat power sale***	
Volume of proceeds (incomes) from this kind of economic activities, thousand RUB	3,809,780
Share of volume of proceeds (incomes) from this kind of economic activities in the total amount of proceeds (incomes) of the Issuer, %	29,5

Geographical areas accounting for 10 and more percent of the Issuer proceeds for each accounting period, variations by 10 and more percent as compared to the respective accounting period of the previous year of

the amount of proceeds attributed to such geographical areas and reasons of such variations:

Parameter	9 months of 2007 - total, thousand rbl. / %	Kemerovo area, thousand rbl. / %	Altai territory, thousand rbl. / %
Energy sales proceeds, total:	*12,667,476/100.00*	*9,940,431/78.47*	*2,727,045/21.53*
- electrical energy	*5,217,311/100.00*	*4,384,759/84.04*	*832,552/15.96*
- power	*3,640,385/100.00*	*3,117,408/85.63*	*522,977/14.37*
- heat	*3,809,780/100.00*	*2,438,264/64.00*	*1,371,516/36.00*

Seasonal nature of core activity of the Issuer.

Basic activities of the Issuer (generation of electrical and heat power) have a seasonal nature due to dependence of consumption of heat energy upon outdoor air temperature. Electrical and heat loads decrease in summer, while the I and the IV quater account for maximum electrical and heat power consumption.

Seasonal variations of production of electric energy are insignificant.

General structure of the Issuer's production costs.

Due to specific character of the electrical and heat power production process it is not practical to segregate the production cost of each kind of power. Therefore given below is the general production cost of electrical and heat power.

Cost item description	For the accounting period	For the same period of the previous year
Materials and supplies, %	*2,0*	*2,0*
Purchased and vendor items, semi-finished products, %	*0*	*0*
Outsourced industrial works and services, %	*1,2*	*1,2*
Fuel, %	*49,0*	*43,0*
Power, %	*6,1*	*5,0*
Labor costs, %	*8,0*	*7,9*
Credit interest, %	*0*	*0*
Rent, %	*0*	*0,1*
Deductions for social needs, %	*1,7*	*1,8*
Capital consumption, %	*7,7*	*10,4*
Taxes included into production cost, %	*4,9*	*5,3*
Other expenses (broken down by items), %	*19,4*	*23,3*
- amortisation of intangible assets, %	*0*	*0*
- remuneration for innovation proposals, %	*0*	*0*
- compulsory insurance payments, %	*0,2*	*0,6*
- representation expenses, %	*0*	*0*
- other, %	*19,2*	*22,7*
Total: expenses for production and sale of products (works, services) (production cost), %	*100,00*	*100,00*
For reference: Proceeds from sale of products (works, services), % to the production cost	*100,78*	*110,05*

Fuel costs account for the major part of total expenses - 49.0%.

New kinds of products (works, services) offered by the Issuer in the market of its core business that have material effect on the results of the Issuer's activity as well as the status of development of such products (works, services) (to the extent the Issuer may disclose such information without prejudice to its

interests):

One of kinds of new products that OAO Kuzbassenergo is going to offer in future, is the provision of system services to be sold in the respective market (opening of the system services market is scheduled for 2008).

Standards (rules) according to which the accounts were prepared and calculations reflected in this item of the issue prospectus were performed:

Federal Law No. 129-FZ of 21.11.1996 "On accounting" (as amended)

Regulations on book-keeping and accounting in the Russian Federation approved by the Order No. 34н of the Ministry of Finance of the Russian Federation of 29.07.1998 (as amended).

Accounting regulations PBU 1/98 "Accounting policies of a legal entity" approved by the Order No. 60н of the Ministry of Finance of the Russian Federation dated 09.12.1998;

Accounting regulations "Accounting of an entity" (PBU 4/99) approved by the Order No. 43н of the Ministry of Finance of the Russian Federation dated 06.07.1999;

Accounting regulations PBU 5/01 "Accounting of inventories" approved by the Order No. 44н of the Ministry of Finance of the Russian Federation dated 09.06.2001;

Accounting regulations PBU 6/01 "Accounting of fixed assets" approved by the Order No. 26н of the Ministry of Finance of the Russian Federation dated 30.03.2001;

Accounting regulations "Post balance-sheet events" (PBU 7/98) approved by the Order No. 56н of the Ministry of Finance of the Russian Federation dated 25.11.1998;

Accounting regulations PBU 8/01 "Contingent facts of economic activities" approved by the Order No. 96н of the Ministry of Finance of the Russian Federation dated 28.11.2001;

Accounting regulations PBU 9/99 "Incomes of an entity" approved by the Order No. 32н of the Ministry of Finance of the Russian Federation dated 06.05.1999;

Accounting regulations PBU 10/99 "Costs of an entity" approved by the Order No. 33н of the Ministry of Finance of the Russian Federation dated 06.05.1999;

Accounting regulations PBU 18/02 "Accounting of profit tax costs" approved by the Order No. 114н of the Ministry of Finance of the Russian Federation dated 19.11.2002;

Chart of accounts for accounting of financial and economic activity of entities and Instructions on its application approved by the order of the Ministry of Finance of Russia No. 94н of 31.10.2000.

3.2.3. Consumables, products (raw materials) and suppliers of the Issuer.

As it is characteristic of all heat power generation companies, fuel costs account for about 50% of production costs.

Local Kuzbass coal predominate in the fuel balance. It is worth mentioning that in terms of calorific power and ash content the Kuzbass coal is the most high-grade in Russia among power station coals that creates preconditions for high efficiency of fuel burning at OAO Kuzbassenergo power stations. Fuel oil is used as a reserve fuel, and occasionally, to maintain the coal burning temperature. Its share in the fuel balance does not exceed 2%. Thus, coal accounts for approximately 93% (in terms of production cost) of fuel consumed by OAO Kuzbassenergo. It makes the Company practically independent of natural gas deliveries, as well as hedges eventual considerable increase of fuel prices.

Names and location of the Issuer suppliers which account for at least 10 percent of all supplies of materials and products (raw materials), and Issuer's share in the total amount of their supplies for the accounting quarter:

Supplier name and location	Products supplied	Issuer's share in the total amount of supplies of materials and products (raw materials), %
OAO UK Kuzbassrazrezugol, Kemerovo, Pionerskiy boulevard, 4A)	*coal*	*42.44%*
OAO Siberian Coal Energy Company SUEK Moscow, Derbenevskaya emb., 7, blg 22	*coal*	*42.98%*

In the 3rd quarter of 2007 the average price of 1 ton of coal as compared to the 3rd quarter of 2006 increased by 86.39 RUB or by 14.6% and amounted to 677.75 RUB

3.2.4. Issuer's products (works, services) trade markets

Main markets at which the issuer carries out its activity:

Electric power industry is virtually the only branch, whose products and services are used by all industries and the household sector. In Russia there are two electric power trade markets: wholesale and retail markets. OAO Kuzbassenergo is a participant of the wholesale electric power market and, accordingly, supplies the most part of the electric power produced by it to participants of the wholesale market (large power sale companies, about 90 counterparts, including OAO Kuzbassenergosbyt). Heat power is sold only in the retail market.

Kemerovo region and Altai territory form the main trade area of the Issuer.

Kemerovo region is geographically located in the southeast part of the Western Siberia of Russia, at the joint of the West Siberian plain and the mountains of the Southern Siberia. It is almost equidistant from the western and eastern frontiers of the Russian Federation.

Altai territory is also located in the southeast part of the Western Siberia of Russia. In the west and in the south its territory boarders on East Kazakhstan, Semipalatinsk and Pavlodar regions of Kazakhstan, in the north and in the northeast - on Novosibirsk and Kemerovo regions of Russia, and in the southeast - with the Republic of Altai.

Since 1 September, 2006 the Government of the Russian Federation by its Decree No. 529 dated 31.08.2006 established new rules of functioning of the Wholesale Power Market (NOREM), entailing changes of principles of mutual relations of buyers and suppliers of electric energy and power. According to these the Company has been selling and purchasing electric power in the following markets:

- *in the market of regulated bilateral contracts – only sale of electric energy and fixed amount of power (3,623 MW monthly) at rates established by the Federal Rates Service of Russia;*
- *in the "day-ahead" market - sale and purchase of electric power based on results of competitive choice of bids;*
- *in the balancing market - sale and purchase of electric power based on results of competitive choice of bids for system balancing (in the real-time mode).*

The wholesale electric power market and local thermal power markets are basic trade markets of OAO Kuzbassenergo.

Wholesale Power Market regulations changed the principle of supply of electric energy and power by the participants of the wholesale market at regulated rates. The concept of the Regulated Bilateral Contracts (RD) system was introduced. Regulated Bilateral Contracts are contracts concluded between suppliers and customers for on supply of electric power at regulated rates from the moment of opening of the Wholesale Power Market. Contracting parties to the Regulated Bilateral Contracts are selected by the Reform Management Centre (TsUR) of RAO UES of Russia. Basic distinctive feature of the Wholesale Power Market is that all obligations of supply of electric power under Regulated Bilateral Contracts are considered to be executed. This feature is implemented through the "take or pay" mechanism, that is the supplier, in case of its failure to meet its obligations to supply the specified amount of electric power shall automatically purchase the short amount on competitive sector of the wholesale market at free prices, and the customer, in its turn, shall pay for the contracted amount irrespective of its actual requirement for the electric power.

The reforming model being implemented stipulates a step-by-step (yearly) liberalisation of the wholesale market of electric energy. Volumes of electric power sold at regulated rates will gradually decrease, while the share of the competitive sector with free market pricing will grow.

All power stations of OAO Kuzbassenergo are a part of the Integrated Power System of Siberia (OES of Siberia) and operate in the Second price zone of the electric power wholesale market.

Subsequently the wholesale market of the electric power shall be developed at the expense of further liberalisation, according to the wholesale market reform carried out by RAO UES of Russia and, as a consequence, increase of volumes of electric energy sold at unregulated prices.

Besides, in the the nearest future the two price zones will be consolidated which will result in reduction of prices in the First price zone and increase of prices in the Second price zone.

A distinguishing feature of the electric power market in the regions of activity of OAO Kuzbassenergo is an important share of hydraulic power plants in the total amount of electricity produced. The output of hydraulic power plants depends upon water content of the year and water power reserves, and the power involved in the electric power production process is limited by the water use schedule. Accordingly, the operating capacity of hydraulic power plants for a specific period differs from their installed capacity.

Power generation structure used to cover of consumption requirements of the Integrated Power System of Siberia during different periods of the year has its specific features:

- The summer period is characterised by the absence of heat and steam demand and, as a consequence, thermal power plants are forced to operate following the condensation cycle and to cover their fixed costs at the expense of power rates, and hydraulic power plants load is determined by availability of water resources. Besides, most part of repairs of equipment of electrical grid companies are carried out in summer that results in loading of expensive power stations;

- The winter period is characterised by a significant loading of thermal power plants in the heat generation mode, hydraulic power plants loading is determined by the conditions of the freezing period in the downstream pool and by availability of water resources accumulated during the summer period. Therefore under conditions of ice restrictions water resources shaortage is possible.

Besides, the mentioned power generation particularities assume constant maintenance of a heat power reserve in the Integrated Power System of Siberia in the event of dry year.

Specific features also include well developed electrical network infrastructure within Integrated Power System of Siberia which for want of repair circuits allows to avoid critical system restrictions. However in case of a considerable number of repairs of electrical network equipment such restrictions are possible.

Possible negative factors which can affect sales by the Issuer of its products (works, services):

- *Change of the energy consumption pattern of various groups of users as compared to the predicted one due to reduction of production volumes of some industrial enterprises may result in decrease in energy sales in money terms.*
- *Bankruptcy of enterprises may make it impossibile to collect debts for the energy consumed.*

Possible actions of the Issuer to decrease the effect of negative factors:

Main efforts of the Issuer are aimed at maintaining reliable and uninterrupted power supply to the users.

OAO Kuzbassenergo task is to create a unified centralised heat supply system for efficient regulation of heat supply to each end user.

3.2.5. Details of the Issuer's licences

Number: ***00-EEЭ-004012 (E)***
Date of issue: ***21.12.2004***
Period of validity: ***till 21.12.2009***
Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service.***
Authorized activities: ***Operation of electrical grids (reception, transfer and distribution of electric power; maintenance and repair of electrical grids).***

Number: ***39-ET-001112 (K)***
Date of issue: ***07.12.2004***
Period of validity: ***till 07.12.2009***
Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service.***
Authorized activities: ***Operation of heat networks (reception, transfer and distribution of heat power; maintenance and repair of heat networks).***

Number: *077*
Date of issue: ***14.10.1997***
Period of validity: ***till 1.10.2008***
Authority which issued the licence: ***Directorate of the Federal Security Service of the Russian Federation for Kemerovo region.***
Authorized activities: ***Activity involving use of information classified as state secret.***

Number: ***0107***
Date of issue: ***12.03.1998***
Period of validity: ***till 01.10.2008***
Authority which issued the licence: ***Directorate of the Federal Security Service of the Russian Federation for Kemerovo region.***
Authorized activities: ***Rendering state secret protection services.***

Number: *GS-6-42-02-22-0-4200000333-000276-3*
Date of issue: *26.09.2002*
Period of validity: ***till 26.09.2007 (The Issuer is currently taking measures to extend the term of validity of the licence).***
Authority which issued the licence: ***State Committee of the Russian Federation for Building and Housing and Public Utilities.***
Authorized activities: ***Construction of buildings and structures of I and II level of responsibility to state standard.***

Number: ***SO-03-109-0920***
Date of issue: ***05.11.2004***
Period of validity: ***till 05.11.2007***
Authority which issued the licence: ***Federal Ecological, Technological and Nuclear Supervision Service, Federal Nuclear and Radiation Safety Supervision Authority of Russia (GOSATOMNADZOR of Russia).***
Authorized activities: ***Operation of items containing radioactive substances.***

Number: ***39-EH-001025***
Date of issue: ***24.09.2004***
Period of validity: ***till 24.09.2009***
Authority which issued the licence: ***Federal Technological Supervision Service.***
Authorized activities: ***Operation of chemically hazardous industrial facilities (hazardous industrial facilities involved in production, use, processing, emission, storage, handling, destruction of toxic substances i.e. substances capable to cause death of living organisms exposed to such substances and having characteristics specified by item 1 of Appendix 1 to the Federal Law No. 116-FZ of 21 July, 1997 "On safety of hazardous industrial facilities").***

Number: ***39-EV-001026***
Date of issue: ***24.10.2003***
Period of validity: ***till 24.09.2009***
Authority which issued the licence: ***Federal Technological Supervision Service.***
Authorized activities: ***Operation of explosion-hazardous industrial facilities.***

Number: ***2/04590***
Date of issue: ***24.09.2004***
Period of validity: ***till 24.10.2008***
Authority which issued the licence: ***Ministry of the Russian Federation for Civil Defence, Emergencies and Elimination of Consequences of Natural Disasters, General Directorate of the State Fire-Fighting Service.***

Authorized activities: ***Carrying out works related to installation, repair and maintenance of fire safety systems of buildings and structures.***

3.2.6. Joint activities of the Issuer

Information on activities carried out by the Issuer jointly with other organisations.

To be specified: amount of investments, purpose of investments (attainment of profit, other purposes) and financial result received for the last complete fiscal year and the last complete accounting period till the end date of the last accounting quarter for each kind of joint activity.

The Issuer does not carry out joint activity with other entities.

3.2.7. Additional requirements to issuers which are joint-stock investment funds, insurance or credit institutions, mortgage agents

The Issuer is not a joint-stock investment fund, insurance or credit institution,or mortgage agent.

3.2.8. Additional requirements to issuers whose core business is mining

Issuer core business does not include mining including mining of precious metals and precious stones. The Issuer does not have subsidiaries or affiliates carrying out such activity.

3.2.9. Additional requirements to issuers whose core business is rendering of telecommunication services

The Issuer does not provide telecommunication services.

3.3. Issuer's activity prospects

Issuer's plans concerning future activity and sources of future incomes, including plans regarding launching of new production, expansion or curtailment of production, development of new kinds of products, modernisation and rehabilitation of fixed assets, eventual change of core activity:

Future activity of the Issuer is determined by the main industrial challenges it is facing today, namely:

- Ensuring reliable supply of costomers of Kemerovo area and Altai territory with electrical power and heat, especially in the period of winter peak loads;

- Fulfilment in 2007 of the approved plan of repair of basic mechanical equipment in all branches of the power generation company;

- Ensuring fulfilment of RAO UES of Russia target on creation of fuel reserve in fuel storage depots by 01.01.2008;

- Fulfilment of the investment program for 2007-2011;

- Fulfilment of the share issue financial program ensuring IPO;

- Fulfilment of measures stipulated by the Issuer's Environmental Policy Implementation Program for 2006 - 2008 aimed at fulfilment of target parametres of the Environmental Policy of RAO UES of Russia.

The investment program provides for construction of powers to Tom-Usinsk State District Power Station (building two new power units with a capacity of 660 MW each. Expected cost of construction of new power generating facilities is 26.6 billion roubles.), replacement of power unit at Belovskaya State District Power Station, replacement of turbine at Kemerovskaya State District Power Station and Kuznetskaya Combined Heat and Power Station, etc. The Company has already started works to prepare installation of a new turbine unit at Novo-Kemerovskaya Combined Heat and Power Station to be commissioned at the end of 2008.

The program also stipulates the following projects:

- Replacement of type K-200-130 turbine of unit No. 4 by a new one, of K-215-130 type with a capacity of 200 MW at Belovskaya State District Power Station. Commissioning is scheduled for 2010;

- Replacement of the turbine of unit No. 3 of Kuznetskaya Combined Heat and Power Station by type R-12-35 turbine with a capacity of 12 MW. Commissioning is scheduled for 2008;

- Replacement of type R-35-130 turbine of unit No. 9 by a new one, of T-120-130 type with a capacity of 120 MW at Kemerovskaya State District Power Station. Commissioning is scheduled for 2011;

- Construction of a new turbine unit No. 15 with a capacity of 115 MW at Novo-Kemerovskaya Combined Heat and Power Station. Commissioning is scheduled for 2008;

- Construction of a new 660 MW coal power generating unit at Tom-Usinskaya State District Power Station. Commissioning is scheduled for the 4th quarter of 2011.

Total amount of the investment program of the power generation company for the next five-year period is 44 billion roubles. The Company envisages as financing sources depreciation deductions, operating profit of the company, credits and funds received from IPO (additional share issue).

With regard to financial improvement in 2007 the Issuer faces following challenges:

- ensuring balanced assets and liabilities management policy of the Issuer commensurate with strategic target of the Company;

- handling the issue of normalisation of the debt position of the Issuer;

- eliminating the gap between accounts payable and receivable;

- achievement of financial stability of the Issuer through efficient management of financial flows, improvement of solvency and financial soundness of the company.

In terms of Issuer's reforming the primary goal for 2007 will be the completion of formation of the target structure of Territorial Generation company No. 12.

OAO Kuzbassenergo plans to continue its activity in all sectors of the wholesale electric power market which includes:

- *"day ahead" market;*
- *balancing market;*
- *regulated and free contracts system.*

In the nearest future OAO Kuzbassenergo will have to operate in the competitive power market and in the system services market.

In 2006 - 2007 power has been sold only at rates approved by the state through regulated contracts.

Since 2008 it is suggested to introduce competitive mechanisms of power trading according to the following principles:

- *power trade liberalisation process (decrease of amounts of power sold at fixed rates (under regulated agreements) is proceeding at the same pace, as electric energy liberalisation process);*
- *purchase/sale of other power (freed as result of reduction of amount sold under regulated contracts + power generated by new stations / for new consumption) at free (non-regulated) prices;*
- *transfer by power sale companies of non-regulated power prices to the retail market.*

System services market is the market where services of maintenance of reliability of the unified power system of the Russian Federation are traded.

3.4. Issuer participation in industrial, bank and financial groups, holdings, concerns and associations

The Issuer does not participate in industrial, bank and financial groups, holdings and concerns.

The Issuer is a subsidiary of Holding RAO UES of Russia (Article 2.3. of the Company Charter).

The Issuer is a member of Russian Association of Employers Electrical Power Industry.

3.5. Subsidiary and associated companies of the Issuer

Full business name: ***Open Joint-Stock Company Prokopievskenergo.***

Short business name: ***OAO Prokopievskenergo.***

Place of business: ***Russia, 653000, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14.***

Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***

Issuer share in the authorised capital of subsidiary company: ***60%.***

Share of common stock in the subsidiary company held by the Issuer: ***60%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Share of common stock in the Issuer held by the subsidiary company: ***none.***

Description of core activities of the company: ***Providing users with electric and heat power through its acquisition, transformation, distribution, transfer and sale; repair of electrical measuring instruments, electrical equipment, watt-hour electric metres; operation and adjustment of lifting mechanisms and facilities; construction and erection activity; carrying out carriage, forwarding and other activity associated with transportation process; building and operation of petrol stations; carrying out trading, intermediary and foreign trade activities; providing assistance in conducting research, development, design, technological and practical application activities.***

Importance of this company for Issuer's activity: ***Participation of OAO Kuzbassenergo in this company has a strategic importance.***

Members of the Board of Directors:

1. EROFEEV Alexander Kupriyanovich - Deputy General Director of OAO Kuzbassenergo, Production Support, born in 1959
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. SHATSKY Pavel Olegovich - Deputy Director, Power Engineering, Mergers and Acquisitions of OAO Siberian Coal Energy Company, born in 1972
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. NIKOLAEV Dmitry Nikolaevich, born in 1963
Function(s): ***Deputy Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***0.0002%.***
Share of Issuer's common stock held by this person:***0.0002%.***

5. SHEIBAK Yuri Vladimirovich – Deputy General Director of OAO Kuzbassenergo, Marketing and Sales, born in 1953
Function(s): ***Member of the Board of Directors, Director for Market Operations***

Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of the collective executive body (Administrative Board):

1. RYABOVA Nadezhda Semenovna - Deputy General Director, General Issues and HR, born in 1956
Share in the authorised capital of the Issuer: **none.**
Share of Issuer's common stock held by this person: **none.**

2. BELSH Svetlana Aleksandrovna - Chief Accountant, born in 1953
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. SHEYKO Evgeniy Aleksandrovich - Deputy General Director, Finance and Economy, born in 1973
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. KAZAKOVA Ekaterina Nikolaevna - Chief of the Legal Department, born in 1979
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. BORISOV Vladimir Petrovich - Deputy General Director, Technical Supervision and Development, born in 1970
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

6. BAULIN Vladimir Nikolaevich - Deputy General Director, Electric Power Transfer, born in 1969
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Person acting as the sole executive body:
RYABOV Vladimir Vladimirovich, 1969
Function(s): ***Sole executive body, Chairman of the Administrative Board.***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbasskaya Energoremontnaya Kompaniya.***
Short business name: ***OAO Kuzbassenergoremont.***
Place of business: ***Russian Federation, city of Kemerovo, Karbolitovskaya street, 10.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Share of common stock in the Issuer held by the subsidiary company: ***none.***
Description of core activities of the company: ***Carrying out any civil and erection works at building, reconstruction, modernisation, as well as repair of any industrial and civil facilities in the capacity of general contractor or subcontractor; quality control of civil works and building products, including performance of works under contracts for outside organisations; production and sale of any construction***

materials, structures and items, including those subject to control of authorities of Federal Committee for Mining and Industrial Supervision (Gosgortekhnadzor) of Russia; building of gas-handling facilities, gas control units and installations, gas pipelines and the gas equipment of industrial, agricultural, and other enterprises using natural gas; installation, adjustment and repair of power facilities, electrical and heat power equipment and electric power installations of users.

Importance of this company for Issuer's activity: *The Company was created as a result of split-off of centralised power equipment repair divisions of OAO Kuzbassenergo. The Company is now a contractor engaged in fulfilment of repair work at power facilities of the Issuer. Participation of OAO Kuzbassenergo in this company has a strategic importance.*

Members of the Board of Directors:

1. GRETSINGER Yuri Aleksandrovich - Deputy General Director of OAO Kuzbassenergo, Production; Technical Director, born in 1953
Function(s): *Member of the Board of Directors*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

2. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Function(s): *Chairman of the Board of Directors*
Share in the authorised capital of the Issuer: *0.0002%.*
Share of Issuer's common stock held by this person:*0.0002%.*

3. SOROKIN Igor Yurievich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1974
Function(s): *Member of the Board of Directors*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

4. RAKITINA Yulia Vladimirovna - Leading expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 1980
Function(s): *Member of the Board of Directors*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

5. MAZURKOVA Anastasiya Sergeevna – Chief expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 19..
Function(s): *Member of the Board of Directors*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

The election of a collective executive body (Administrative Board) of OAO Kuzbassenergoremont is not stipulated by the Company Charter.

Person acting as the sole executive body:
LERMONTOV Yuri Borisovich, 1967
Function(s): *Sole executive body*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

Full business name: *Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre.*

Short business name: ***OAO Kuzbasstekhenergo Engineering and Analytical Centre.***

Place of business: ***650021, Russia, city of Kemerovo, Stantsionnaya street, 17.***

Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***

Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Share of common stock in the Issuer held by the subsidiary company: ***none.***

Description of core activities of the company: ***Maintaining serviceability of combined heat and power stations; providing repair and maintenance services for instruments, measurement and control tools,etc.; testing and analysing mechanical and electrical characteristics of finished products.***

Importance of this company for Issuer's activity:

OAO Engineering and Analytical Centre Kuzbasstehenergo was created on the basis of structural division of OAO Kuzbassenergo, Engineering and Analytical Centre within the framework of reforming of the electrical power complex. Currently OAO Engineering and Analytical Centre Kuzbasstehenergo is the Issuer's contractor for provision of engineering services. Participation of OAO Kuzbassenergo in this company has a strategic importance.

Members of the Board of Directors:

1. TOLSTIKOV Victor Sergeevich - Deputy Technical Director of OAO Kuzbassenergo, Maintenance and Repair, born in 1958

Function(s): ***Chairman of the Board of Directors***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

2. PONOMAREVA Svetlana Stanislavovna - Chief of Legal Department of OAO Kuzbassenergo, born in 1975

Function(s): ***Member of the Board of Directors***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

3. SELIVERSTOVA Tatyana Aleksandrovna – Chief expert of the Department of information, analytics and organisation of work of representatives of RAO UES of Russia in management bodies of subsidiary and affiliated companies of Business Unit No. 2 of RAO UES of Russia, born in1972

Function(s): ***Member of the Board of Directors***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

4. VORONOV Igor Vladimirovich – Chief expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 1975

Function(s): ***Member of the Board of Directors***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

5. GONCHAROV Igor Mikhailovich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1968

Function(s): ***Member of the Board of Directors***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

The election of a collective executive body (Administrative Board) of OAO Kuzbasstekhenergo Engineering and Analytical Centre is not stipulated by the Company Charter.

Person acting as the sole executive body:
YASHCHININ Vladimir Borisovich, born in 1963
Function(s): ***Sole executive body.***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Full business name: ***Closed Joint-Stock Company Kuzbassenergo Motor Transport Company.***
Short business name: ***ZAO ATP Kuzbassenergo.***
Place of business: ***Russia, 650021, city of Kemerovo, Stantsionnaya street, 4.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Share of common stock in the Issuer held by the subsidiary company: ***none.***
Description of core activities of the company: ***Providing transportation and forwarding services to legal persons and individuals; maintenance and repair of vehicles of legal persons and individuals; capital construction of industrial and public facilities; redesigning of technological buildings and structures; establishing processing plants for production of consumer goods.***
Importance of this company for Issuer's activity:
The company was created at restructuring of OAO Kuzbassenergo through splitting-off of non-core activities. Currently the company is the main supplier of motor transport services to the Issuer. Participation of OAO Kuzbassenergo in this company has a strategic importance.

Members of the Board of Directors:

1. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***0.0002%.***
Share of Issuer's common stock held by this person: ***0.0002%.***

2. BENEDIKTOV Andrey Aleksandrovich – Chief of the Material Resources Management Department of the executive apparatus of OAO Kuzbassenergo, born in 1974
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. GONCHAROV Igor Mikhailovich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1968
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. KOVALENKO Andrey Igorevich - Chief expert of the Corporate Governance Department of Business

Unit No. 2 of RAO UES of Russia, born in 1980
Function(s): *Member of the Board of Directors*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

5. KOSTIN Roman Sergeevich - Leading expert of the Corporate Governance Department of Business Unit No. 2 of RAO UES of Russia, born in 1980
Function(s): *Member of the Board of Directors*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

Members of collective executive body (Administrative Board):

1. ZHELUDKO Anatoly Maksimovich – Vice-Chairman of the Administrative Board, First Deputy General Director, General Issues, born in 1950
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

2. KUDRYASHOVA Tatyana Anatolevna - Chief of Financial and Economic Department, born in 1952
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

3. MALTSEVA Irina Nikolaevna - Chief Accountant, born in 1960
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

4. CHUREKOV Mikhail Valerievich - Chief Engineer, born in 1974
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

Person acting as the sole executive body:
TRUSHKOV Vyacheslav Leonidovich, born in 1969
Function(s): *Sole executive body, Chairman of the Administrative Board.*
Share in the authorised capital of the Issuer: *none.*
Share of Issuer's common stock held by this person: *none.*

Full business name: *Closed Joint-Stock Company Health Service "Health Centre "Energetik".*
Short business name: *ZAO MSCH Health Centre "Energetik".*
Place of business: *650000, Russia, city of Kemerovo, Kuzbasskaya street, 37.*
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: *The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.*
Issuer share in the authorised capital of subsidiary company: *100%.*
Share of common stock in the subsidiary company held by the Issuer: *100%.*
Subsidiary share in the authorised capital of the Issuer: *none.*
Share of common stock in the Issuer held by the subsidiary company: *none.*
Description of core activities of the company: *Activity of medical institutions; retail trade in pharmaceutical products; retail trade in medical products and orthopedic items; production of medicines; wholesale trade in pharmaceutical and medical products, medical equipment and orthopedic items; formation for*

adults and other kinds of education not included in other groups; stomatologic practice.

Importance of this company for Issuer's activity: ***ZAO Health Service "Health Centre "Energetik" was established on 18 July 2002 at restructuring of OAO Kuzbassenergo through splitting-off of non-core activities. Currently the company is the only supplier of medical services to the Issuer and its subsidiaries. Participation of OAO Kuzbassenergo in this company has a strategic importance.***

Members of the Board of Directors:

1. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***0.0002%.***
Share of Issuer's common stock held by this person:***0.0002%.***

2. AFANASIEV Alexander Alekseevich - Chief of Human Resources Department of OAO Kuzbassenergo, born in 1969
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. GOLOFAST Dmitry Yakovlevich - Chief of the Department of the Chief of Staff of OAO Kuzbassenergo, born in 1965
Function(s): ***Deputy Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. SMIRNOV Anton Olegovich – Adviser to Director for Power Engineering, Mergers and Acquisitions of Open Joint-Stock Company Siberian Coal Energy Company, born in 19..
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. PONOMAREVA Svetlana Stanislavovna – Chief of Legal Department of OAO Kuzbassenergo, born in 1975
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Members of the collective executive body (Administrative Board):

1. CHUREKOVA Natalia Georgievna - Deputy Head Doctor, Medicine, born in 1950
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

2. KOZLOVA Olga Aguryanovna - Deputy Head Doctor, Economy, born in 1963
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. YELIN Boris Petrovich - Chief Engineer, born in 1953

Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. GOROKHOVA Tatyana Lvovna - Chief Accountant, born in 1954
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Person acting as the sole executive body:

AGAFONOVA Tamara Nikolaevna, born in 1954
Function(s): ***Sole executive body, Chairman of the Administrative Board.***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbassenergoservis.***
Short business name: ***OAO Kuzbassenergoservis.***
Place of business: ***650000, Russia, city of Kemerovo, Karbolitovskaya street, 10.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***
Issuer share in the authorised capital of subsidiary company: ***100%.***
Share of common stock in the subsidiary company held by the Issuer: ***100%.***
Subsidiary share in the authorised capital of the Issuer: ***none.***
Share of common stock in the Issuer held by the subsidiary company: ***none.***
Description of core activities of the company: ***Providing services in installation, repair and maintenance of electric equipment not included in other groups; activity in the field of architecture; engineering designing; prospecting and geophysical surveys; geodetic and cartographical activity; activity in the field of standardization and metrology; activity in the field of hydrometeorology and adjacent fields; activity associated with solution of technical problems not included in other groups; performance of other civil works; retail trade in unspecialized shops (mainly in food products, including drinks, and tobacco goods); retail trade in clothes; retail trade in household chemical goods, synthetic detergents, wall-paper and floor coatings; production of metal structures; arranging freight transportations; investments in securities; market trends research; other wholesale trade.***

According to the award of the Arbitration tribunal of Kemerovo region on case No. 27-12936/2006-4 of 21.02.2007 of OAO Kuzbassenergoservis was recognised inconsistent (bankrupt) and bankruptcy proceedings were initiated for a period of 12 months.

According to item 2 of article 126 of the Federal Law "On insolvency (bankruptcy)" since the date when the arbitration court takes the decision on recognizing the debtor a bankrupt and on initiating bankruptcy proceedings the authorities of the chief executive body of the debtor and other management bodies of the debtor – except for authorities of the debtor's management bodies, which according to constituent instruments of the debtor are empowered to take decisions on conclusion of large transactions, on conclusion of agreements on terms and conditions of provision of financial resources by a third person or third persons to enable the debtor to discharge its liabilities – shall be terminated.

Official receiver: TOGULEV Valery Mikhailovich, 1958
Residence: ***Russia, Kemerovo region, Kemerovo, b-r Stroiteley 28/1 - 135.***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

Full business name: ***Open Joint-Stock Company Barnaulteplosetremont.***
Short business name: ***OAO BTSR.***

Place of business: ***656037, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
Grounds for recognizing the company as subsidiary or associated with respect to the Issuer: ***The company is considered to be the Issuer's subsidiary due to the Issuer's controlling participation in the authorised capital of the company.***

Issuer share in the authorised capital of subsidiary company: ***100%.***

Share of common stock in the subsidiary company held by the Issuer: ***100%.***

Subsidiary share in the authorised capital of the Issuer: ***none.***

Share of common stock in the Issuer held by the subsidiary company: ***none.***

Description of core activities of the company: ***repair of heat networks, hydraulic ash removal networks, buildings and structures, including carrying out capital and medium repairs of main and accessory equipment of combined heat and power stations; heat, trunk and distribution electrical grids; repair of power facilities, electrical and heat power equipment and powerplants of users; installation of main and accessory equipment of power stations, including installation of elevating mechanisms; carrying out construction and repair works; repair and installation of heat insulation of boiler houses, turbine units and pipelines; repair of power-generating equipment, modernisation and reconstruction of power installations; manufacturing of spare parts, mechanical aids, repair jigs and toolings.***

Importance of this company for Issuer's activity: ***According to the contract of purchase of shares No. 1975 of 01.03.2007 OAO Kuzbassenergo is the sole owner of OAO Barnaulteplosetremont from 24.04.2007. Currently the company is themain contractor of thermal networks of the city of Barnaul. Participation of OAO Kuzbassenergo in this company has a strategic importance.***

Members of the Board of Directors:

1. SKOROKHODOV Dmitry Viktorovich - Deputy General Director of OAO Kuzbassenergo, Corporate Governance, born in 1977
Function(s): ***Chairman of the Board of Directors***
Share in the authorised capital of the Issuer: ***0.0002%.***
Share of Issuer's common stock held by this person:***0.0002%.***

2. GONCHAROV Igor Mikhailovich - Chief specialist of the Department of Power Assets of OAO Siberian Coal Energy Company (SUEK), born in 1968
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

3. GRETSINGER Yuri Aleksandrovich - Deputy General Director of OAO Kuzbassenergo, Production; Technical Director, born in 1953
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

4. GNEZDILOV Mikhail Vladimirovich – Chief expert of Project Support Department of Business Unit No. 2 of RAO UES of Russia, born in 1982
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

5. VASILEVA Yulia Vladimirovna –Leading expert, Capital Management Department of Project Implementation Centre of Business Unit No. 2 of RAO UES of Russia, 1979 born in
Function(s): ***Member of the Board of Directors***
Share in the authorised capital of the Issuer: ***none.***
Share of Issuer's common stock held by this person: ***none.***

The election of a collective executive body (Administrative Board) of OAO BTSR is not stipulated by the Company Charter.

Person acting as the sole executive body:

LISIN Anton Gennadievich, born in 1972

Function(s): ***Sole executive body.***

Share in the authorised capital of the Issuer: ***none.***

Share of Issuer's common stock held by this person: ***none.***

3.6. Composition, structure and cost of permanent assets of the Issuer, information on plans on acquisition, replacement, retirement of permanent assets, as well as on all facts of encumbrance of permanent assets of the Issuer

3.6.1. Permanent assets

Information on historical (replacement) cost of permanent assets and amount of accumulated depreciation

Groups of permanent assets	Historical (replacement) cost, thousand RUB	Accumulated depreciation, thousand RUB
Accounting date: 30.09.2007		
Industrial buildings	9,781,835	3,798,517
Hydraulic structures	1,063,188	515,275
Electric power transmission lines	115,463	40,007
Heat-supply systems	6,976,326	4,664,259
Equipment	20,620,677	15,034,921
Electric power substations	2,553,879	2,073,186
Non-productive permanent assets	397,457	30,543
Other	6,846,193	5,002,082
Land lots	439,702	-
Total:	**48,794,720**	**31,158,790**

Details of methods of charging depreciation expenses by groups of permanent assets: ***Depreciation of permanent assets facilities is charged by staright-line method, proceeding from the terms of useful life of these facilities. Depreciation of fixed assets facilities recognized before 01.01.2002 is charged according to the Decree No. 1072 of the Council of Ministers of the USSR of 22.10.1990 "On uniform rates of depreciation expenses for full reproduction of fixed assets of the national economy of the USSR". Depreciation of fixed assets facilities recognized after 01.01.2002 is charged according to the Order No. 1 of the Government of the Russian Federation of 01.01.2002 "On classification of fixed assets included in depreciation groups" (edition of 18.11.2006).***

The results of the last revaluation of permanent assets.

Permanent assets of OAO Kuzbassenergo were revaluated as of 1 January, 2007 according to the resolution of RAO UES of Russia No. 615 of 05.09.2006 "On revaluation of permanent assets to Russian Accounting Standards (RSBU) and estimation of cost of assets of RAO UES of Russia Group in compliance with the requirements of IFRS".

Revaluation of permanent assets of OAO Kuzbassenergo was conducted according to the contract of agency concluded with RAO UES of Russia to determine the fair value of permanent assets and valuation of assets of the Company with assistance of the Consortium of appraisers including: ZAO

Deloitte & Touche CIS, Institute of Entrepreneurship Problems LLC, Top Audit Auditing and Consulting Firm LLC.

Subject to valuation were permanent assets beneficially owned by OAO Kuzbassenergo and forming a part of separate homogeneous groups of permanent assets.

Evaluated permanent assets included motor transport, computers, control instrumentation, dispatcher control and communication aids, implements, tools, furniture and so forth. Other groups of permanent assets of OAO Kuzbassenergo were not revaluated.

The valuation was carried out according to valuation standards compulsory for use by subjects of appraising activity (approved by the Resolution No. 519 of the Government of the Russian Federation of 6 July, 2001, as amended) and International Appraising Standards.

Results of revaluation of permanent assets

No.	Permanent assets group	Permanent assets value before revaluation		Revaluation of permanent assets as of 01.01.2007		Permanent assets value after revaluation	
		Historical cost	Depreciated value	Historical cost	Depreciated value	Historical cost	Depreciated value
1.	**Total, including:**	**45,647,027**	**15,342,286**	**75,734**	**11,919**	**45,722,761**	**15,354,205**
1.1.	Industrial buildings	8,480,851	4,823,124			8,480,851	4,823,124
1.2.	Hydraulic structures	1,034,158	546,293			1,034,158	546,293
1.3.	Electric power transmission lines	94,605	57,564			94,605	57,564
1.4.	Heat-supply systems	6,490,299	1,977,375			6,490,299	1,977,375
1.5.	Equipment	20,055,963	5,237,999			20,055,963	5,237,999
1.6.	Electric power substations	2,482,732	451,175			2,482,732	451,175
1.7.	Non-productive permanent assets	357,262	330,017			357,262	330,017
1.8.	Other	6,211,056	1,478,638	75,734	11,919	6,286,790	1,490,557
1.9.	Land lots	440,101	440,101			440,101	440,101

Revaluation method: ***Determination of reproduction cost of permanent assets by direct recalculation method.***

Details of plans on acquisition, replacement, retirement of fixed assets with a cost amounting to 10 and more percent of the value of the Issuer's fixed assets and other fixed assets at the discretion of the Issuer: ***There are no such plans.***

Details of facts of encumbrance of fixed assets of the Issuer (including the nature of encumbrance, the moment of creation of the encumbrance, its term and other conditions at the discretion of the Issuer): ***50 real estate facilities of Barnaul Combined Heat and Power Station-2 and 72 real estate facilities of Barnaul Combined Heat and Power Station-3. The nature of encumbrance: mortgage. The moment of creation: February - March, 2007. The term expired after complete disbursement of all acquired real estate facilities on 31 March, 2007. The encumbrance will be removed at registration of the release in the uniform state register of titles to real estate facilities and transactions withthe same.***

Premises in buildings located in Kemerovo, avenue Kuznetskiy, 28 and avenue Lenin, 90/4. The nature of encumbrance: lease. The moment of creation: 31 August, 2007. Period of validity: till 28 February, 2012.

IV. Details of financial and economic activities of the Issuer

4.1. Results of financial and economic activities of the Issuer

4.1.1. Profit and loss

Parameters characterising profitableness and unprofitableness of the Issuer

Parameter	30.09.2006 г.	30.09.2007 г.
Proceeds, RUB *Total amount of proceeds from sale of products, works, services.*	*14,037,897,000*	*12,925,731,000*
Gross profit, RUB *Proceeds less production cost of the sold products, works, and services (except for selling and administrative expenses).*	*1,282,166,000*	*100,106,000*
Net profit (unappropriated profit/ uncovered loss), RUB *Net profit (loss) of the accounting period*	*207,469,000*	*2,501,568,000*
Return on equity, % *(Net profit) / (Equity and reserves - target financing and proceeds + deferred revenue – treasury shares redeemed from shareholders) × 100*	*1.17*	*12.38*
Return on assets, % *(Net profit) /(Balance sheet asset value) × 100*	*0.94*	*9.92*
Rate of net return, % *(Net profit) /(Earnings) × 100*	*1.48*	*19.35*
Product (sales) profitability, % *(Sales profit) /(Earnings) × 100*	*9.07*	*0.70*
Capital turnover *(Earnings) / (Book value of assets - current liabilities)*	*0.64*	*0.59*
Amount of uncovered loss as of the accounting date, RUB *Uncovered loss of previous years + uncovered loss of the accounting year*	*0.00*	*0.00*
Uncovered loss to balance-sheet total ratio as of the accounting date *(Total uncovered loss for the accounting date) / (Book value of assets) × 100*	*0.00*	*0.00*

To calculate the above parameters, use was made of the procedure recommended in the "Regulations on disclosing of information by the issuers of equity securities" approved by the order of the Federal Service on Financial Markets No. 06-117/пз-н of 10 October, 2006.

The proceeds from sale of products, works and services amounted to 12,925,731 thousand roubles, that is by 1,112,166 thousand roubles less than during the same period of the previous year (due to spin-off on 01.07.2006 of power generation companies OAO South Kuzbass State District Power Station and OAO West-Siberian Combined Heat and Power Station, as well as due to price formation conditions and change of electric power supply terms at the New Wholesale Power Market (NOREM)). Financial and economic activity of the Company for 9 months of 2007 resulted in gross profit of 100,106 thousand roubles (as compared to 1,282,166 thousand roubles for 9 months of 2006).

It should be noted that total net profit received by OAO Kuzbassenergo during the 9 months of 2007 amounted to 2,501,568 thousand roubles. The main factor of profit earning during the 9 months of 2007 is the sale of shareholding in OAO West-Siberian Combined Heat and Power Station at public sale on 15.03.07 and in OAO South Kuzbass State District Power Station at public sale on 29.03.07 at prices exceeding their book value.

4.1.2. Factors which influenced the change of the amount of proceeds from the sale by the Issuer of products, works, services and the amount of the Issuer's profit (loss) from the core business

Factors (effect of inflation, variation of foreign currency exchange rates, resolutions of governmental authorities, other economic, financial, political and other factors) which, according to the Issuer's management bodies, have influenced the amount of the Issuer's revenues from sale of goods, products, works, services, their production and sale costs as well as profit (loss) from the Issuer's core business for the respective accounting period as compared to the same period of the previous year.

The proceeds for 9 months of 2007 as compared to the same period of 2006 decreased by 1,112,166 thousand rbl. or by 7.92 %. The main causeis the spin-off on 01.07.2006 of South Kuzbass State District Power Station and West-Siberian Combined Heat And Power Station generation companies.

4.2. Issuer's liquidity, capital adequacy and current assets

Parameters characterising Issuer's liquidity for the accounting period

Parameter	**30.09.2006**	**30.09.2007**
Own current assets, RUB *Equity and reserves (less treasury shares redeemed from shareholders) – target financing and proceeds + deferred revenue – non-current assets*	*-1 075 710 000*	*255 261 000*
Permanent assets and non-current assets-to-equity ratio *(Non-current assets + long-term receivables) / Equity and reserves (less treasury shares redeemed from shareholders) – target financing and proceeds + deferred revenue*	*1,07*	*0,99*
Current ratio *(Current assets – long-term receivables) / (Current liabilities less deferred revenue)*	*1,11*	*1,68*
Quick ratio *(Current assets – reserves – input value added tax - long-term receivables) / (Current liabilities less deferred revenue)*	*0,61*	*1,00*
Equity ratio *(Equity and reserves (less treasury shares redeemed from shareholders) – target financing and proceeds + deferred revenue) – Non-current assets + current assets)*	*0,81*	*0,80*

To calculate the above parameters, use was made of the procedure recommended in the "Regulations on disclosing of information by the issuers of equity securities" approved by the order of the Federal Service on Financial Markets No. 06-117/пз-н of 10 October, 2006.

Economic analysis of the Issuer's liquidity and solvency, Issuer's own capital adequacy for discharging current liabilities and covering current operational costs of the Issuer on the basis of economic analysis of dynamics of the above parametres:

- Current ratio characterises payment possibilities of the Company at full mobilisation of current assets (sale of all inventories, final settlement of accounts with debtors who are in arrears with a matutrity of less than one year). Current ratio of OAO Kuzbassenergo on 30.09.2007 is 1.68, that is, having mobi-

lised all its current assets, the Company will be able to meet 100 % of its short-term liabilities and 68 % of long-term liabilities that is by 57 percentage points more as compared to the same period of the previous year;

- Quick ratio characterising payment possibilities of the Company at timely settlement of accounts with debtors as of 30.09.2007 was 1, that is the Company may at once discharge 100 % of its current liabilities subject to 100 % liquidity of short-term debt receivable (with a maturity of up to one year). This parametre improved 1.65 times as compared to 30.09.2006;

- Equity ratio determines the share of assets formed at the expense of own sources (authorized capital, additional capital, unappropriated retained earnings, etc.). If this ratio exceeds 50%, creditors' risk is minimized, that is, having sold a half of its property generated at the expense of its internal funds, the Company may discharge all its liabilities even if the second half (composed of borrowed funds) is depreciated for any reasons. As of 30.09.2007 this ratio remained at the same level, 80%.

As of 30.09.2007 own current assets of the Company amounted to 255,261 thousand roubles.

4.3. Amount and structure of the Issuer's capital and current assets

4.3.1. Amount and structure of the Issuer's capital and current assets

a) Amount of the authorised capital of the Issuer: ***According to the Company Charter*** the authorised capital of ***the Company consists of the par value of shares in the Company acquired by shareholders (outstanding shares). The authorised capital of the Company is 606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) roubles. The Company placed 606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) common registered shares of the same par value of 1 (One) rouble each for a total par-value amount of 606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) roubles;***

b) Total value of the Issuer's shares (equity stakes) redeemed by the Issuer for subsequent resale (transfer), including the percent of such shares (equity stakes) of the total amount of placed shares (authorised capital) of the Issuer: ***No shares were redeemed by the Issuer;***

c) The amount of the reserve capital of the Issuer formed at the expense of deductions from the Issuer's profit: ***According to the Charter the Company shall form a Reserve Fund amounting to 5 (Five) percent of the Company's authorised capital. The amount of compulsory annual deductions to the Company Reserve Fund is 5 (Five) percent of the net profit of the Company until the Reserve Fund reaches the established size. The Company's Reserve Fund is intended for covering Company losses, as well as for paying up Company bonds and redeeming Company shares in case other funds are unavailable. The Company Reserve Fund cannot be used for other purposes. The Company has the right to form other funds ensuring its economic and financial activity as a subject of civil turnover according to the requirements of the legislation of the Russian Federation. The amount of the reserve capital is 30,308.00 thousand RUB;***

d) Amount of the additional capital of the Issuer – ***15,409,434.00 thousand RUB;***

e) Amount of undistributed net profit of the Issuer – ***4,008,554.00 thousand RUB;***

f) Total amount of the Issuer's capital – ***20,054,460.00 thousand RUB***

Total amount of the Company's capital during the accounting period increased by 13 % due to the increase in the amount of the undistributed net profit. The amount of equity capital is sufficient for the Company to meet its current liabilities and to cover current operational costs.

The structure of current assets of the Issuer is the following:

- accounts receivable – 45.08 %,

- inventories – 36.33 %,

- all other current assets – 18.59 %.

of total current assets of the Issuer.

Structure and amount of current assets according to the Issuer's accounting

Roubles

	30.09.2006		30.09.2007	
Parameter	**RUB**	**%**	**RUB**	**%**
Inventories	*1,146,406,000*	*35.70*	*1,951,222,000*	*36.33*
Input VAT	*243,996,000*	*7.60*	*172,026,000*	*3.20*
Debt receivable (payments on which are expected more than in 12 months after the accounting date)	*137,370,000*	*4.28*	*111,440,000*	*2.07*
Debt receivable (payments on which are expected within 12 months after the accounting date)	*1,329,221,000*	*41.39*	*2,309,753,000*	*43.01*
Short-term financial investments	*50,111,000*	*1.56*	*340,111,000*	*6.33*
Money resources	*303,977,000*	*9.46*	*486,150,000*	*9.05*
Other current assets	*554,000*	*0.02*	*86,000*	*0.00*
Total current assets	*3,211,635,000*	*100.00*	*5,370,788,000*	*100.00*

During the accounting period current assets substantially increased as compared to 30.09.2006 (by 67.2) and as of 30.09.2007 amounted to 5,370,788 thousand roubles. The increase by items was the following:

- ***Cash - by 182,173 thousand roubles (by 60%);***
- ***Inventories - by 804,816 thousand roubles (acquisition of assets of OAO Altaienergo according to the resolution of the Board of Directors of OAO Kuzbassenergo (Minutes No.12/12 of 28.12.2006) and materials for building heat supply mains from Kemerovskaya Combined Heat and Power Station to district Rudnichny within the framework of the investment project).***

Major items of current assets for the period under consideration have not changed. Share of short-term financial investments increased from 1.56 % to 6.33 % (by 4.77 %) due to the opening of the fixed-term deposit of 300 million roubles for the purpose of receiving additional interest income.

Sources of financing of current assets are own funds (82.3 %) and credits for replenishment of current assets (17.7 %).

Issuer's current assets financing sources (own funds, loans, credits)

Current assets structure	RUB	%
Accounting date: *30.09.2007 г.*		
Own funds	*982,721,000*	*18.30*
Long-term loans and credits	*334,085,000*	*6.22*
Short-term loans and credits	*615,915,000*	*11.47*
Accounts payable	*3,438,067,000*	*64.01*
Other financing sources	-	-
TOTAL:	*5,370,788,000*	*100.00*

Issuer's policy regarding financing of current assets

Issuer's policy with respect to the working capital consists in maintaining acceptable amount and structure of current assets of the Company, sources of their financing for the purpose of increasing liquidity of assets and return on assets. To reduce the debt receivable the Company carries out work with buyers and customers, monitors accounts payables, takes measures for collection of overdue debt receivable. The list of defaulters is regularly printed at OAO Kuzbassenergo website on page http://www.kuzbassenergo.ru/prod/finance/default/.

Factors which may entail changes in the current assets financing policy, and estimation of probability of their occurrence

The following factors may influence the Issuer's current assets financing policy:

- Infringement of contractual and payment discipline by users which will cause decrease in proceeds of the Issuer and growth of indebtedness to creditors. In this case the Issuer will be forced to settle accounts payable by raising borrowed funds, replacing accounts payable to suppliers and contractors by loan debt to credit institutions. The probability of occurrence of this factor is considered to be average.

- Increase in production costs. The probability of occurrence of this factor is considered to be low.

4.3.2. Financial investments of the Issuer

List of the Issuer's financial investments amounting to 10 and more percent of its total financial investments as of the closing data of the respective accounting period:

Full and short business name of the company, its place of business	Share issue date and registration number	Number of securities held by the Issuer	Total par value of securities held by the Issuer, thousand RUB	Total book value of the securities held by the Issuer, thousand RUB	Amount of declared dividend (RUB) and the date of disbursement	Remarks
Closed Joint-Stock Company Kuzbassenergo Motor Transport Company, ZAO ATP Kuzbassenergo 650021, Russia, city of Kemerovo, Stantsionnaya street, 4.	*1-01-25251-N of 30.12.2002 1-01-25251-N-001D of 30.04.2004 Regional office of the Federal Service for Financial Markets of the Russian Federation in the Siberian federal district*	*164,044*	*164,044.0*	*103,833.79*	*374 July, 2007*	*The investment in the company has been efficient. Net profit for 9 months of 2007 amounted to 4,147.00 thou. RUB*
Closed Joint-Stock Company Health Service "Health Centre "Energetik"., ZAO MSCH Health Centre "Energetik". 650099, Russia, city of Kemerovo, Kuzbasskaya street, 37	*1-01-25252-N of 30.12.2002, 1-001-25252-N-001D of 02.09.2004, 1-01-25252-N-002D of 04.05.2006, Regional office of the Federal Service for Financial Markets of the Russian Federation in the Siberian federal district*	*128,323*	*128,323.0*	*126,074.27*	*650 June, 2007 (disbursed)*	*The investment in the company has been efficient. Net profit for 9 months of 2007 amounted to 433.00 thou. RUB*

No provisions for financial investments specified in the table were made.

Investments into shares in companies based on results of 9 months of 2007 amounting to 10 and more percent of total financial investments of the Issuer: ***none.***

Investments in other securities based on results of 9 months of 2007 amounting to 10 and more percent of total financial investments of the Issuer: ***none.***

Details of amount of potential losses due to bankruptcy of organisations (companies) in which investments have been made, for each kind of the specified investments for the period from 01.01.07 up to 01.10.2007: ***The amount of losses, according to the Issuer, does not exceed the book value of investments.***

Issuer's funds deposited to deposit or other accounts with banks and other credit institutions whose licences have been suspended or withdrawn, or with credit institutions with respect to which a decision on reorganisation, liquidation, initiating bankruptcy proceedings, recognizing as insolvent (bankrupt) was taken, as of the date of approval of this quarterly report: ***none.***

Accounting Standards (Regulations) of accounts according to which the Issuer made calculations reflected in this item of the quarterly report:

Accounting regulations "Accounting of an entity" (PBU 4/99) approved by the Order No. 43н of the Ministry of Finance of the Russian Federation dated 06.07.1999.

Accounting regulations "of financial investments" (PBU 19/02) approved by the Order No. 126н of the Ministry of Finance of the Russian Federation dated 10.12.2002.

Company's Order No. 732 "On accounting policy of OAO Kuzbassenergo for 2007" dated of 29.12.2006.

4.3.3. Intangible assets of the Issuer

Details of composition, acquisition (replacement) cost of the Issuer's intangible assets and amount of accumulated depreciation:

Intangible assets include exclusive rights of the Company to its trade mark.

Amortisation of intangible assets is charged by staright-line method, proceeding from the following terms of useful life: trademark rights - 10 years.

In the accounts intangible assets are recorded at their acquisition cost less accumulated amortisation.

Name of intangible assets	Historical (replacement) cost, RUB	Amount of accumulated amortisation, RUB
Accounting date: 30.09.2007		
Trade mark	***4,000***	***3,000***
Total:	***4,000***	***3,000***

Methods of valuation and estimated value of intangible assets contributed to the authorized (share) capital (unit fund) or granded to the Issuer:

Methods of valuation and estimated value of intangible assets contributed to the authorized (share) capital (unit fund) or granded to the Issuer are specified in clause 5.7 "Accounting and evaluation of intangible assets" of the Company's Order No. 732 "On accounting policy of OAO Kuzbassenergo for 2007" dated of 29.12.2006.

The Company has no intangible assets contributed to the authorized capital or granded to the Issuer.

Accounting standards (regulations) according to which the Issuer presents information on its intangible assets:

Accounting Regulations "Accounting of intangible assets" PBU 14/2000 approved by the Order of the Ministry of Finance of the Russian Federation No. 91н of 16.10.2000 as amended according to the Orders of the Ministry of Finance of the Russian Federation No. 115н of 18.09.2006 and No. 155н

of 27.11.2006.

4.4. Details of the Issuer's policy and costs in the field of scientific and technical development, with respect to licences and patents, advanced designs and researches

Accounting of the research and development activity in OAO Kuzbassenergo is carried out according to the Accounting Regulations "Accounting of expenses for research, development and technological works" (PBU 17/02) approved by the Order No. 115н of the Ministry of Finance of the Russian Federation dated 19.11.2002 (as amended by the Order of the Ministry of Finance of the Russian Federation No. 116н of 18.09.2006).

Research and development works are financed at the expense of own means, only vital works are included in the Research and Development Plan. There are no deductions to non-budgetary funds. No new advanced technologies documented by patents and licences were created.

Details of creation and obtainment by the Issuer of legal protection of intellectual property objects (including the date of issue and periods of validity of invention, useful model or industrial design patents, state registration of trade and service marks, appellations of origin of products), details of main directions and results of use of intellectual property objects material for the Issuer:

Trade Mark Certificate No. 198643 of the Russian Patents and Trade Marks Agency issued on 15.01.2001 confirms the trademark right of OAO Kuzbassenergo with respect to the following products: 07 - electric generators, 09 – electrical switching gear. Trade mark registration is valid for 10 years until 21 December, 1998.

According to Article 16 of the Russian Federation Law No.3520-1 of 23.09.1992 "On trade marks, service marks and appellations of origin of products" trade mark registration is valid for 10 years beginning from the date of filing of the application with federal executive authority on intellectual property. Trade mark registration validity period may be extended upon the legal owner application submitted within the last year of its validity, each time for ten years.

Upon expiry of the term of validity of the trade mark registration the legal protection of the trade mark terminates (Article 29 of the Law).

Risk factors associated with possibility of expiration of periods of validity of patents or licences for the use of trademarks critical for the Issuer: ***Upon expiry of the term of validity of the trade mark registration the legal protection of the trade mark terminates (Article 29 of the Law). Therefore, from 21.12.2008 the legal protection of the abovementioned trade mark will become inoperative. Should the competent authority reject the Issuer's application for extention of validity of this trade mark, it will be not not entail any risk factors in the core business of the Company as the availability of this trade mark does not actually work upon the sales volume.***

Since OAO Kuzbassenergo does not hold any patents, there are no risk factors associated with possibility of expiration of their terms of validity.

4.5. Analysis of trends in sphere of core business of the Issuer

Basic trends of development of the economy branch where the Issuer carries out its core business for 5 last complete financial years or for each complete fiscal year if the Issuer has been carrying out its activity for less than 5 years, as well as major factors influencing the situation in the branch:

The fuel and energy complex of the country remains the "locomotive" of social and economic development of Russia, generating 31 per cent of the gross domestic product, 63.8 per cent of currency proceeds from export and 57.9 per cent of receipts of the tax system of the country.

Historically, the electric power industry being a constituting part the fuel and energy complex has a paramaount importance for the economy of Russia.

The backbone of the Russian electric power industry is RAO UES of Russia which produces about 70% of electric and 32% of heat power in the Russian Federation.

The Issuer is a part of the unified energy system of Russia and a subsidiary of RAO UES of Russia, is ranked the sixth in the country in terms of capacity and the fifth in terms of amount of energy supplied to users. OAO Kuzbassenergo share in the balance of production of electricity by combined heat and power stations of the Unified Energy System of Siberia exceeds 30%.

The process of restructuring of the branch began in 2000 from development by RAO UES of Russia of the reorganisation concept. Decree No. 526 of 11.07.2001 of the Government of Russia "On reorganisation of electric power industry of the Russian Federation" became the first statutory act regulating reorganisation of the electric power industry.

Federal acts of the Russian Federation approved in the 1st quarter of 2003 determined the framework and basic principles of functioning of the electric power industry in the future in competitive environment. The effective regulatory structure of the electric power industry includes today more than forty statutory acts.

According to the Concept of Strategy "5+5" of RAO UES of Russia for 2005-2008 main objectives of the reform of the branch are enhancement of efficiency of operation of the electric power industry enterprises and creation of conditions for development of the branch on the basis of private investments. There began designing of the branch management system after reorganisation of RAO UES of Russia. As of today, two concepts are offered for discussion: creation of an independent regulator or creation of a market council. The task of an independent regulator is to co-ordinate on a national level activity of all participants of the electrical power market. At the same time, both the state and the companies need a non-for profit structure which would elaborate the rules and monitor compliance with the same in the electric power market, as well as co-ordinate activity of the infrastructural organisations. The decision-making system of such structure should ensure balance of interests of suppliers, users, infrastructural organisations and the state. Such tasks may be commited to the market council.

As of 30 June 2007 the Board of Directors of RAO UES of Russia approved projects of reorganisation of 71 of 72 AO-Energos. Spliting-up of 65 of 72 AO-Energos has been finalized. All seven Wholesale Generation Companies (WGCs) completed state registration, their shares have been offered on the stock market. OAO HydroWGC holding has been established. The Board of Directors of RAO UES of Russia approved projects of formation of all of fourteen Territorial Generation Companies (TGCs). All TGCs have been registered with competent state authorities. The Board of Directors of RAO UES of Russia approved plans of formation of all fourteen TGC. Formation of the target structure of ten territorial generation companies has been completed:

- *OAO TGC-1*
- *OAO TGC-2*
- *OAO Mosenergo (TGC-3)*
- *OAO TGC-4*
- *OAO TGC-5*
- *OAO TGC-6*
- *OAO Volzhskaya TGC (TGC-7)*
- *OAO TGC-9*
- *OAO Kuzbassenergo (TGC-12)*
- *OAO TGC-14.*

Three territorial generation companies: OAO Southern Generation Company TGC-8, OAO TGC-10 and OAO Yeniseyskaya TGC-13 (TGC-13) have been reorganised in the form of takeover and are completing formation of the target structure, incorporation of independent regional generation companies into the Holding. Shares in twelve TGCs are traded at Russian exchange platforms.

The process of spining-off of grid companies from AO-Energos has been brought to an end. On the basis of reorganised AO-Energos 56 trunk grid companies have been created.

The process of restructuring of the distribution grid complex has begun. The Board of Directors of RAO UES of Russia in the IInd quarter of 2007 approved the new configuration of the Interregional Distribution Grid Companies (IDGCs) stipulating creation of 11 distribution grid companies (disregarding IDGCs of the Far East) with comparable assets. Three new IDGCs have been registered, four IDGCs created earlier are being renamed.

The government began increasing its share in the authorised capitals of infrastructural companies through acquisition of additional shares in these companies at the expense of the federal budget that will ensure increasing the share of participation of the Russian Federation in the capital of these companies to the statutory level. The Board of Directors of RAO UES of Russia in the IInd quarter of 2007 resolved to proceed to the second additional issue of shares in OAO Federal Grid Company of the Unified Energy System to the benefit of the Unified Energy System and the Russian Federation. The

raised funds will be used for implementation of prospective investment projects of OAO Federal Grid Company of the Unified Energy System.

Until 01.07.2006 the Issuer operated as a power pool system engaged in production, transfer and sale of electric and heat power to users of Kemerovo region. As a result of reorganisation of the Issuer potentially competitive (production, sales) and monopolistic (transfer and distribution of energy) activities were separated. Since 1 July, 2006 the Issuer abandoned the following kinds of activity:

- transfer and distribution of electric power;

- sale of electric power in the retail market.

On 1 July, 2006 the following companies split-off of the Issuer were registered as legal entities:

- OAO Kuzbassenergo – Regional Electrical Grid Company;

- OAO Kuzbassenergo Trunk Electrical Grids;

- OAO Kuzbass Power Sales Company;

- OAO West-Siberian Combined Heat and Power Station;

- OAO South-Kuzbass State District Power Station.

Issuer shareholders of the Issuer at their extraordinary meeting held on 25 December, 2006 in the absentee form approved purchasing of assets of OAO Altaienergo and conclusion of contracts of sale and purchase of property within the framework of formation of OAO TGC-12.

The Board of Directors of the Issuer on 28 December, 2006 approved raising by the Issuer of credits in the 1st quarter of 2007 for acquisition of assets of OAO Altaienergo and settlement of accounts for the acquired main power generating and heat supply grid assets till 1 April, 2007.

The Board of Directors also approved termination of participation of the Issuer in OAO West-Siberian Combined Heat and Power Station and OAO South Kuzbass State District Power Station by carrying out public auctions for the right of conclusion of contracts of purchase of shares in these companies and approved the conclusion of contracts of purchase of property, coal, furnace fuel oil and chemical agents between the Issuer and OAO Altaienergo.

In October, 2006 the Barnaul Branch was created which since 1 January, 2007 incorporates three Barnaul Combined Heat and Power Stations (CHPS-1, CHPS-2 and CHPS-3), Barnaul Central Heating Station and Biysk Heat Network. Fom the beginning of 2007 Barnaul Branch started full-fledged activity in Altai territory. Formation of TGC-12 stipulated by the Issuer's reorganisation plan has been practically completed. Having paid in the 1st quarter of 2007 the acquisition of the Altai assets, the Issuer now carries out its core business in Altai territory and in Kemerovo region in the capacity of a regional power generation company.

In pursuance of the decision of the Governments of Russia of 7 June, 2006 about attraction of private investments into heat generating assets and the resolution of the Board of Directors of RAO UES of Russia of 29 September, 2006 about development of heat generating facilities, the Board of Directors of OAO Kuzbassenergo on 1 March, 2007 took a resolution on additional share issue to attract investments and approved candidate investment banks and financial advisers for preparation and support of issue of additional shares in the Company: limited liability company Renaissance Capital – Financial Adviser and private company UBS Advisory Services Limited.

On 15 March, 2007 public auction on sale of common shares in OAO West-Siberian Combined Heat and Power Station was held. The auction was won by Limited Liability Company InvestEnergo-Proekt entering the Evrazholding group. A block of 303,082,091 shares belonging to OAO Kuzbassenergo was sold for 3,187 million roubles.

Within the framework of Company reorganisation as well as in order to build a management system complying with the standard structure organised according to the territorial principle the Board of Directors of OAO Kuzbassenergo on 28 March, 2007 took a decision to create Kemerovo Branch on the basis of OAO Kuzbassenergo branch - Kemerovskaya State District Power Station and on liquidation of branches Novo-Kemerovskaya Combined Heat and Power Station, Kemerovskaya Combined Heat and Power Station and Heat Networks Directorate. The Company Charter was amended accordingly. Since 1 July, 2007 the Kemerovo branch including three power plants of the regional centre started to work at full capacity.

On 29 March, 2007 public auction on sale of common shares in OAO South Kuzbass State District Power Station was held. Limited Liability Company Mechel-Energo, entering Mechel group of companies was the winning bidder. The block of 303,082,091 shares belonging to OAO Kuzbassenergo was sold for 3,695 million roubles.

The annual General Meeting of shareholders of OAO Kuzbassenergo held on 6 June, 2007 ap-

proved the restated Company Charter, elected the Board of Directors, the Auditing Commission and the Auditor of the Company. The General Meeting also resolved to pay dividend on common shares in OAO Kuzbassenergo based on results of the 1st quarter of 2007 and to joint Siberian Power Association.

Due to registration on 4 July, 2007 of the new edition of the Company Charter and entering the respective record into the Uniform State Register of legal entities the place of business of the Company is established in the city of Barnaul, Brilliantovaya street, 2, while the mailing address and the name of the Company remained the same.

On 31 August, 2007 the Board of Directors of RAO UES of Russia approved the program of preparation of the issue and issue of additional shares in OAO Kuzbassenergo, as a result of which the share of RAO UES of Russia in the authorized capital of the Company will decrease from 49 % to 23.11 %.

The extraordinary General Meeting of shareholders of OAO Kuzbassenergo held on 6 September, 2007 in the form of absentee ballot resolved to increase the authorized capital of the Company by placing 100 million additional ordinary registered uncertificated shares with a par value of 1 (one) rouble each through public offering. The purposeof the issue is to raise additional funds for financing of expansion of Tom-Usinsk State District Power Station (construction of a new coal-fired power unit with a capacity of 660 MW).

Within the framework of completion of reorganisation of the Russian electric power industry, RAO UES of Russia by its Order No. 554 of 10.09.2007 approved the action plan according to which the Board of Directors of OAO Kuzbassenergo on 24.09.2007 passed a resolution to convene before 31.10.2007 an extraordinary General Meeting of shareholders with the following agenda:

- splitting Company shares;

- reorganisation of the Company by taking over OAO Kuzbassenergo Holding, created as a result of restructuring of RAO UES of Russia in the form of spin-off, and ratification of the Agreement on taking over OAO Kuzbassenergo Holding by OAO Kuzbassenergo;

- determination of number, par value of, classes (types) of declared shares in OAO Kuzbassenergo and rights attached to these shares: amendment of the Company's Charter;

- increasing the authorized capital of OAO Kuzbassenergo by placing additional shares through conversion into the same of shares in the affiliated company.

The Board of Directors by its decision of 24.09.2007 established for shareholders who voted against reorganisation of the Company or whose who did not participate in the voting on this issue the repurchase price of one ordinary share of 63 roubles.

On 28 September, 2007 the Board of Directors of RAO UES of Russia approved the sale to unlimited circle of investors of 133,768,659 ordinary shares in OAO Kuzbassenergo with a par value of 1 rouble each held by RAO UES of Russia (simultaneously with floatation of additional shares) at a price not lower than the offering price of additional shares.

Basic production and economic performance of OAO Kuzbassenergo
for 5 last complete financial years

Basic parameters	Unit of measure	2002	2003	2004	2005	2006
Installed capacity Russian Federation	Thousand MW	214.9	216.0	216.6	219.0	220.0
RAO UES of Russia		155.3	156.4	156.5	157.7	158.0
OAO Kuzbassenergo		4.8	4.8	4.8	4.8	4.8
Electric power production Russian Federation	Billion kW·h	891.3	916.3	931.9	951.1	991.0
RAO UES of Russia		617.4	635.8	652.0	665.4	694.8
OAO Kuzbassenergo		27.2	24.9	22.8	25.1	24.9
OAO Kuzbassenergo share in electric power production: Russian Federation	%	3.05	2.72	2.45	2.64	2.49
RAO UES of Russia		4.40	3.92	3.50	3.77	3.58
Heat power production Russian Federation	Million Gcal	1374.0	1420.5	1402.0	1418.0	1459.0

RAO UES of Russia		469.8	468.8	465.8	465.2	475.0
OAO Kuzbassenergo		14.4	14.6	14.2	13.9	13.8
OAO Kuzbassenergo share in heat power production: Russian Federation	%	1.05	1.03	1.01	0.98	0.93
RAO UES of Russia		3.06	3.11	3.05	2.99	2.89
Inflation in Russia	%	15.1	12.0	11.7	10.9	9.0
Inflation in the industry	%	17.1	17.1	28.3	13.4	10.4
Return on sales of OAO Kuzbassenergo	%			11.2	9.0	8.3

4.5.1. Analysis of factors and conditions influencing the Issuer's activity

Factors and conditions influencing the Issuer's activity and the results of such activity, as well as the forecast of duration of these factors and conditions:

The factor of demand for electric energy and power exerts the major continuous effect on the Issuer's activity. The demand for electric energy and power supplied by the Issuer's power stations depend upon:

- ***Weather conditions (temperature, overcast);***
- ***Supplier's power rates;***
- ***Supplier's electricity rates;***
- ***Possible network restrictions for transfer of electric power from other regions;***
- ***Strategy of behaviour in the wholesale market of generation companies competing with the Issuer;***
- ***Power generation capacity of hydraulic power plants;***
- ***Macro- and microeconomic factors influencing the demand.***

Macroeconomic factors include:

- ***Cyclical fluctuations of the economy (determine industry growth rates).***
- ***State economic policy in investment sphere (investments of foreign companies in the Russian industry will allow to increase production volumes and, accordingly, will result in expansion in consumption).***
- ***World prices for raw materials (aluminium, oil, gas, coal) (determine incomes of industrial consumers; high prices favour growing of enterprises, stimulate increase in production and, accordingly, expansion in consumption of electric power.***
- ***Inflation directly influences the electric power production cost and, accordingly, the price level (determines deman trends).***
- ***Economic development of neighboring countries (determines demand for export electric power).***
- ***Price of export electric power.***

Microeconomic factors include:

- ***Electric power prices (high prices lead deterioration in demand).***
- ***Population income level (gross regional product per capita) (raise of population income level boosts demand).***
- ***Regional prices for fuel (influence electric power production cost)***
- ***Electrical power consumption efficiency (improvement of consumption efficiency will bring about lessening of demand).***
- ***Cyclical fluctuations of the economy (determine industry growth rates).***
- ***State economic policy in investment sphere (investments of foreign companies in the Russian industry will allow to increase production volumes and, accordingly, will result in expansion in consumption).***
- ***World prices for raw materials (aluminium, oil, gas, coal) (determine incomes of industrial con-***

sumers; high prices favour growing of enterprises, stimulate increase in production and, accordingly, expansion in consumption of electric power).

- *Inflation directly influences the electric power production cost and, accordingly, the price level (determines deman trends).*
- *Economic development of neighboring countries (determines demand for export electric power).*
- *Price of export electric power.*

According to independent estimations (System Operator, RAO UES of Russia) consumption in the Integrated Power System of Siberia will steadily grow, and as a consequence, predicted is further growth in the electric power demand. However a long-term forecast is exigeant for the Issuer.

For a short-term estimation of the factor of demand, Issuer's specialists conduct daily multifactor analysis of events/phenomena influencing the demand. In future envisaged is clarification of applied methods of analysis, as well as working out and implementation of new methods.

By 2011, from the moment of complete liberalisation of the wholesale electric power market the demand factor will have a crucial importance for the Issuer. Since all electric power will be sold at free prices formed according to the marginal principle, factors influencing the demand render either positive or negative effect on the Issuer's activity efficiency. Growth in demand leads to advance in electric power price, hence, the Issuer receives a bigger sales profit, whereas drop in demand lowers the price and may entail losses.

The following events affect the demand for the Issuer's electric power:

- *Deviations of weather conditions from predicted values leading to consumption decrease (this factor has a seasonal nature).*
- *Great output of hydraulic power plants resulting in increase in volume of cheap power in the market (this factor has a seasonal nature).*
- *Network restrictions bring about impossibility of supply of electric power to consumers in necessary volumes.*
- *Strategy of the Issuer's competitors aimed at electric power market price cutting.*

The following events exert positive influence on demand for the Issuer's electric power:

- *Deviations of weather conditions from predicted values leading to expansion in consumption.*
- *Small output of hydraulic power plants resulting in decrease in volume of cheap power in the market.*
- *Network restrictions cause price rise in locked areas.*
- *Strategy of the Issuer's competitors aimed at upward movement of the market price for electric power.*

Actions undertaken by the Issuer, and actions which the Issuer intends to undertake in future in order to efficiently use these factors and conditions:

The Issuer is going to:

- consistently increase production volumes;

- invest money in modernisation of fixed assets;

- take measures to exclude infringements of payment discipline by energy consumers;

- ensure continous growth of efficiency of all elements of the Issuer's production chain.

Methods applied by the Issuer, and methods which the Issuer intends to use in future to decrease negative effect of factors and conditions influencing its activity:

- Modernisation of permanent assets: within the framework of implementation of priority investment projects the Issuer proceeded to replacement of turbine unit No. 3 with a capacity of 12 MW at Kuznetskaya Combined Heat And Power Station (to be commissioned in 2008), intends to replace the 200 MW turbine at Belovskaya State District Power Station (to be commissioned in 2010) and R type turbine with a capacity of 35 MW by a 120 MW cogeneration turbine at Kemerovskaya State District Power Station (to be commissioned in 2011);

- To decrease electric power shortage in the south of Kuzbass the Issuer intends to increase capacity of Tom-Usinskaya State District Power Station by 660 MW through installation of one coal-fired generat-

ing unit. The beginning of implementation of the project is scheduled for 2007 and generating unit commissioning, for 2011. Capital investments under the project amount to approximately 26.6 billion roubles in forecasted prices (exclusive of VAT);

- Increase of production volumes;

- Prevention of infringements of payment discipline by energy users;

- Continuous improvement of efficiency of all links of the production chain of the Issuer.

Material events/factors which may to the greatest extent affect Issuer's capability to receive in future the same or higher results as compared to the results received during previous accounting period, as well as probability of occurrence of such events (origination of such factors):

Issuer's electric power market:

- *Market competition on the part of hydraulic generating facilities.*
- *Retirement of production assets and low reliability because of high depreciation of equipment.*
- *Rise in fuel prices outrunning upturn of electricity rates.*
- *Entrance to the market of new companies producers of electric power.*

Issuer's heat power market:

Heat market to which thermal energy in the form of steam is supplied is most subject to the risk of its loss since the existance of cross subsidising between groups of heat consumers forces industrial heat consumers to introduce their own heat generating facilities.

Hot water supply thermal market is to a lesser degree exposed to the Issuer's loss risk since any substantial decrease in existing volumes of central heating in the cities is unlikely. A decrease of these volumes can be connected only with implementation energy saving programs. Most probable is the threat of the Issuer's nonparticipation in heat supply for new residential districts under construction.

Threats of decrease in volumes and loss of thermal market:

- *Significant depreciation of hot water supply network equipment and limited carrying capacity of heating networks in Kemerovo, Novokuznetsk, Barnaul retard the development of the housing construction oriented on centralised hot water supply.*
- *Cross subsidising between groups of heat consumers forces industrial heat consumers to introduce their own heat generating facilities.*
- *Absence of a government program in the field of a heat supply brakes attraction of investments into development of heat supply facilities.*

Probability of occurrence of the above events (origination of factors):

The Issuer considers the probability of occurrence of these factors to be low.

At the same time, the Issuer estimates the probability of occurrence of such factor as a rise in fuel prices as rather high.

Material events/factors which can improve the Issuer's performance, probability of their occurrence, as well as their duration:

Issuer's electric power market:

- *Issuer's assets include large efficient state district power stations located near electric energy consumption centers where there are restrictions in carrying capacity of grids and electric power shortage.*
- *Electric power generated by the Issuer is competitive in the market of Siberia.*
- *Combined heat and power stations of the Issuer are located in centres of electric loads of large industrial cities. A significant number of electric loads of consumers is connected directly to switchgear busbars of combined heat and power stations.*
- *Issuer's combined heat and power stations have an important share of competitive cogeneration production of electric energy.*
- *Combined heat and power station of the Issuer are outfitted with equipment capable to increase plant ratio through generation of electrical energy during the period of switching-off thermal loads.*
- *Independence of large state district power stations of thermal market at the competitive cost price of*

production, as consequence - a demand of the electric power made by a state district power station all year long.

- *Availability of qualified personnel having an operational experience in the electric power market.*
- *Arrangement of thermal power stations in centers of electric loads and their connection to transit high voltage overhead lines. Deriving additional income through participation in the market of system services.*

Issuer's heat power market:

- *Existing heat generating capacities of electrical power stations allow to provide for reliable heat supply of cities at relatively low capital investments.*
- *Relatively low cost of heat at collectors of electrical power stations as compared to cost of heat produced by boiler-houses allows to develop heat capacities at electrical power stations and to supply heat at low rates.*
- *Possibility of provide to consumers a comprehensive package of heat and electric power supply services.*

Probability of occurrence of these factors, as well as their eventual duration:

According to the Issuer, probability of occurrence of these events is rather high. The duration of these events/factors is determined by implementation of the investment program and the progress of reforming of the branch.

4.5.2. Issuer's competitors

Basic existing and prospective competitors of the Issuer in the field of its core business including competitors abroad:

OAO South Kuzbass State District Power Station and OAO West-Siberian Combined Heat And Power Station producing electric and thermal energy are also located in Kemerovo region.

Major competitors for the Issuer in the territory of Siberia are the largest power stations, in particular, the following hydraulic power plants:

- Sayano-Shushenskaya Hydraulic Power Plant (with an installed capacity of 6,400 MW),

- Krasnoyarskaya Hydraulic Power Plant (6,721 MW),

- Bratskaya Hydraulic Power Plant (4,500 MW),

- Ust-Ilimskaya hydraulic power plant (3,840 MW)

and thermal power plants:

- Berezovskaya State District Power Station (with an installed capacity of– 1,500 MW),

- Krasnoyarskaya State District Power Station-2 (1,250 MW),

- Gusinoozerskaya State District Power Station (1,100 MW),

- Irkutskaya Combined Heat And Power Station-10 (1,110 MW),

- Nazarovskaya State District Power Station (1,210 MW)

Besides, since 1 September, 2006 the new rules of operation of the wholesale electric power market based on Regulated Bilateral Contracts (RDD) System have come into force. At the first stage Regulated Bilateral Contracts are concluded for the whole volume of power specified in the budgeted balance sheet approved by the Federal Rates Service of Russia. Subsequently gradual annual decrease of the share of Regulated Bilateral Contracts is scheduled until complete liberalisation of the wholesale market. Meanwhile, the rules of day-ahead trading remained the same - determination of the equilibrium price on the basis of comparison of the supply and demand curve. Thus, taking into account that the average price of suppliers of the Unified Power System of Siberia is higher than electric power production cost at the Issuer's power stations, it is possible to draw a conclusion on high competitiveness of the Company at operation in the competitive market environment.

Eventual competitors.

Lately some large industrial unions consider possibility of building their own power stations in

Kuzbas:

- *EvrazHolding Association studies possibility of building a 600 MW power station using gas turbine plants near Novokuznetsk or Prokopevsk.*
- *Kuzbassrazrezugol Association investigates a feasibeality of building a state district power station power wit a capacity of 1100 MW near its coal mines.*
- *Some investors study a feasibeality of building small (2-10 MW) combined heat and power station in cities of Yurga and Anzhero-Sudzhensk.*

However, construction of these combined heat and power station is rather problematic because of high production cost (necessity of additional expenses related to the provision of the electric power output circuit) and long payback periods of such projects.

List of factors of competitiveness of the Issuer including description of the extent of their effect on competitiveness of the Issuer's products (works, services):

Competitive advantages of the Issuer:

- *Heat-and-power stations of the Issuer include large highly efficient state district power stations located near electric power consumption centres where there are restrictions in carrying capacity of overhead high voltage lines and electric power shortage;*
- *Electric power generated by state district power stations of the Issuer is competitive in the Siberian market;*
- *Combined heat and power stations of the Issuer are located at the centres of electric loads of large industrial cities.*
- *Combined heat and power stations of the Issuer have an important share of competitive cogeneration production of electric energy;*
- *Combined heat and power stations of the Issuer (Novo-Kemerovskaya Combined Heat and Power Station, Barnaul Combined Heat and Power Station-2, Barnaul Combined Heat and Power Station-3) are outfitted with equipment allowing to increase capacity factor by producing electric power during periods when heat loads are switched-off;*
- *Heat-and-power stations of the Issuer may generate electricity using either solid fuel or natural gas;*
- *Availability of qualified personnel having operational experience in the electric power market;*
- *Investment attractiveness of the Company.*

The above competitiveness factors, according to the Issuer, will allow it to continue carrying out its activity in an optimum way.

V. Details of members of management bodies of the Issuer, Issuer's bodies supervising its financial and economic activity, and summary information on Issuer's employees

5.1. Details of structure and terms of reference of management bodies of the Issuer

Comprehensive description of the structure and terms of reference of the management bodies of the Issuer in compliance with the Charter (constituent instruments) of the Issuer:

The Issuer has the following management bodies (according to item 9.1 of the Issuer's Charter):
- General Meeting of shareholders;
- Board of Directors;
- Administrative Board;
- General Director.

The following matters refer to the competence of the General Meeting of shareholders (item 10.2. of Articles 10 of the Charter):

"1) amending and supplementing the Charter or Charter approval in a new wording;

2) Company reorganisation;

3) Company liquidation, appointment of the liquidation commission and approval of intermediate and final liquidation balance sheets;

4) determining number, par value, class (type) of declared shares and rights attached to them;

5) increasing the authorised capital of the Company by increasing the par value of shares or by placing additional shares;

6) decreasing the authorised capital of the Company by decreasing the par value of shares;

7) decreasing the authorised capital of the Company through acquisition by the Company of a part of its shares with the purpose of reducing their total number, as well as through cancellation of shares acquired or redeemed by the Company;

8) splitting and consolidation of Company shares;

9) taking decision on placement by the Company of bonds convertible into shares, and other equity securities convertible into shares;

10) election of the members of the Board of Directors of the Company and early termination of their authorities;

11) election of the members of the Auditing Commission of the Company and early termination of their authorities;

12) approval of the Auditor of the Company;

13) decision making on delegation of authorities of the sole executive body of the Company to a managing organisation (managing director) and early termination of authorities of the managing organisation (managing director);

14) approval of the annual report, annual accounts, including the profit and loss statement (profit and loss accounts) of the Company, as well as distribution of the Company's profit (including payment (declaration) of dividend, except for profit distributed as dividend based on results of the first quarter, six months, nine months of the fiscal year) and loss based on results of the fiscal year;

15) payment (declaration) of dividend based on results of the first quarter, six months, nine months of the fiscal year;

16) determining proceedings at General Meetings of Company shareholders;

17) taking decision on approval of transactions in cases stipulated by article 83 of the Federal

Law "On Joint-Stock Companies";

18) taking decision on approval of large transactions in cases stipulated by article 79 of the Federal Law "On Joint-Stock Companies";

19) decision making on participation in financial and industrial groups, associations and other unions of commercial organisations;

20) approval of by-laws regulating activity of the Company bodies;

21) decision making on payment of remunerations and/or compensations to members of the Auditing Commission of the Company;

22) decision making on payment of remunerations and/or compensations to members of the Board of Directors of the Company;

23) handling other issues stipulated by the Federal Law "On Joint-Stock Companies".

Item 10.3. of Article 10 of the Issuer's Charter: "Decision-making powers on matters referred to the competence of the General Meeting of shareholders cannot be delegated to the Board of Directors, the Administrative Board and the General Director of the Company".

The following matters refer to the competence of the Board of Directors of the Issuer (item 15.1. of Article 15 of the Issuer's Charter):

"1) determining priority directions of activities of the Company;

2) convocation of annual and extraordinary General Meetings of shareholders of the Company except for cases stipulated by item 14.8. of Article 14 of this Charter, as well as announcement of the date of a new General Meeting of shareholders instead of the one aborted due to the absence of quorum;

3) approval of the agenda of the General Meeting of shareholders of the Company;

4) election of the secretary of the General Meeting of shareholders;

5) determining the date of drawing up the list of persons having the right to attend the General Meeting of shareholders, approval of estimated expenses for holding the General Meeting of shareholders of the Company and handling other issues associated with preparation and holding of the General Meeting of shareholders of the Company;

6) submitting to the General Meeting of shareholders of the Company issues stipulated by subparagraphs 2, 5, 6, 8, 9, 13-21 of item 10.2. of Article 10 of this Charter;

7) placing by the Company of bonds and other equity securities except for cases stipulated by the Federal Law "On Joint-Stock Companies" and this Charter;

8) approval of the resolution on securities issue, the securities issue prospectus and the report on securities issue results, approval of quarterly reports of the Issuer, reports on results of redemption of shares by the Company and reports on results of retirement of shares, as well as reports on results of calls made upon Company shareholders with respect to shares held by them;

9) determining the price (money value) of property, the offering price and the redemption price of equity securities in cases stipulated by the Federal Law "On Joint-Stock Companies", as well as at decision making on issues specified in subparagraphs 11, 21, 22, 38 of clause 15.1. of this Charter;

10) redemption of shares, bonds and other securities placed by the Company in cases stipulated by the Federal Law "On Joint-Stock Companies";

11) disposal (sale) of shares in the Company acquired or redeemed from Company shareholders and held by the Company as treasury shares, as well as in other cases stipulated by the Federal Law "On Joint-Stock Companies";

12) election of the General Director of the Company and early termination of his authorities, including taking decision on early termination of the employment contract with him;

13) determining quantitative composition of the Administrative Board of the Company, election of the members of the Administrative Board of the Company, determination of the amount of their re-

munerations and compensations, early termination of their authorities, including taking decision on early termination of employment contracts with them;

14) giving recommendations to the General Meeting of shareholders of the Company on amount of remunerations and compensations to be paid to the members of the Auditing Commission of the Company and determining the amount of the Auditor's remuneration;

15) giving recommendations on amount of dividend to be paid on shares and the procedure of its payment;

16) approval of the Company by-laws regulating the procedure of formation and use of the Company funds;

17) decision making on application of the Company funds; approval of estimates of application of special-purpose funds and consideration of reports on application of special-purpose funds;

18) approval of the Company by-laws except for by-laws the approval of which is referred to the competence of the General Meeting of shareholders, as well as other by-laws the approval of which is referred to the competence of the executive bodies of the Company;

19) approval of the business plan (restated business plan), quarterly approval of reports on its implementation, as well as approval (adjustment) of target values of the Company's cash flows;

20) establishing branches and opening representative offices of the Company, their liquidation, including Company Charter amendment due to establishment of branches and opening of representative offices of the Company (in particular, change of details of the names and places of businesss of Company branches and representative offices) and their liquidation;

21) taking decisions on Company participation in other entities (on joining an existing entity or establishing a new entity, including coordination of the constituent instruments), as well as (subject to provisions of subparagraph 22 of item 15.1. of Article 15 of this Charter), on acquisition, disposal and encumbrance of shares and stakes in the authorised capitals of companies in which the Company has an interest, change of the amount of shareholding in the authorised capital of such companies, and termination of participation of the Company in such companies;

22) taking decisions on making by the Company of one or several interconnected transactions on disposal, pledging or other encumbrance of shares and stakes of other organisations not engaged in production, transfer, dispatching, distribution and sale of electric and heat power, repair and service activity if the market value of shares or stakes concerned determined according to the conclusion of an independent appraiser exceeds 30 million roubles, as well as in other cases (amounts) determined by separate resolutions of the Board of Directors of the Company;

23) stating credit policy of the Company regarding extension by the Company of loans, conclusion of credit and loan agreements, issue of guarantees, incurrence of liabilities ensuing from bills (issuing promissory notes and bills of exchange), pledging Company assets and taking decisions on making by the Company of the above transactions in cases stipulated by the credit policy of the Company, as well as in cases when the method of taking decisions on them is not specified by the Company's credit policy; making decisions according to the procedure established by the credit policy of the Company on bringing the debt position of the Company in conformity with the limits established by the credit policy of the Company;

24) approval of large transactions in cases stipulated by Chapter X of the Federal Law "On Joint-Stock Companies" ;

25) approval of transactions stipulated by Chapter XI of the Federal Law "On Joint-Stock Companies" ;

26) election of the Chairman of the Board of Directors of the Company and early termination of his authorities;

27) election of the Vice-Chairman of the Board of Directors of the Company and early termination of his authorities;

28) election of the Secretary of the Board of Directors of the Company and early termination of

his authorities;

29) preliminary approval of resolutions on conclusion by the Company of the following transactions, (in cases (amounts) determined by separate resolutions of the Board of Directors of the Company, as well as if such cases (amounts) are not specified by the Board of Directors of the Company):

a) transactions involving free cession of the Company's assets or proprietary interests (choses in action) of the Company or a third person;

b) transactions involving discharging of material liability to the Company or a third person;

c) transactions involving free rendering by the Company of services (carrying out of works) for the benefit of third persons;

30) making decisions on suspension of authorities of the managing organisation (managing director);

31) making decisions on appointment of an Acting General Director of the Company, as well as bringing him to disciplinary responsibility;

32) bringing the General Director and the members of the Administrative Board of the Company to disciplinary responsibility and their incentive compensation according to the labour legislation of the Russian Federation;

33) consideration of reports of the General Director on Company's activity (and specifically, on performance by him of his functions), on implementation of resolutions of the General Meeting of shareholders and the Board of Directors of the Company;

34) approval of the procedure of interaction of the Company with entities in which the Company has an interest;

35) determining position of the Company (Company's representatives) on the following items of agenda of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies, including instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions:

a) determining the agenda of the general meeting of shareholders (members) of subsidiary and associated companies;

b) reorganisation of subsidiary and associated companies;

c) liquidation of subsidiary and associated companies;

d) determining quantitative composition of boards of directors of subsidiary and associated companies, putting forward and election of their members and early termination of their authorities;

e) determining number, par value, class (type) of declared shares of subsidiary and associated companies and rights attached to these shares;

f) increase of the authorised capital of subsidiary and associated companies by increasing par value of shares or by placing additional shares;

g) floatation of securities of subsidiary and associated companies convertible into common shares;

h) splitting and consolidation of shares of subsidiary and associated companies;

i) approval of large transactions envisaged by subsidiary and associated companies;

j) participation of in other entities (joining an existing entity or establishing a new entity) as well as acquisition, disposal and encumbrance of shares and stakes in the authorised capitals of companies in which such subsidiary or associated company has an interest, and change of the amount of shareholding in the authorised capital of such companies;

k) making transactions by subsidiary and associated companies (including several interconnected transactions) with property constituting permanent assets, intangible assets, construction in progress intended for production, transfer, dispatching, distribution of electric and heat power, in cases (amounts) determined by the procedure of interaction of the Company with entities in which it has an interest, approved by the Board of Directors of the Company;

l) amending and supplementing constituent instruments of subsidiary and associated companies;

m) determining the procedure of payment of remunerations to members of boards of directors and auditing commissions of subsidiary and associated companies;

36) determining position of the Company (Company's representatives) on the following items of

agenda of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies involved in production, transfer, dispatching, distribution and sale of electric and heat power, including instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions (besides items specified in paragraph 35 of clause 15.1. of Article 15 of this Charter):

a) approval of the business plan (restated business plan) and the report on its implementation, including approval (adjustment) of the investment program and the report on its fulfillment as well as approval (adjustment) of target cash flows values of subsidiary and associated companies or approval (adjustment) of cash flow statements of subsidiary and associated companies;

b) approval of target values (adjusted values) of key efficiency indices of subsidiary and associated companies and reports on their fulfillment;

c) approval of distribution of profit or loss based on results of the fiscal year;

d) recommendations to the General Meeting of shareholders on amount of dividend to be paid on shares and on procedure of its disbursement;

e) payment (declaration) of dividend based on results of the first quarter, six months, nine months of the fiscal year, as well as based on results of the fiscal year;

f) election of the chairman of the board of directors of a subsidiary and associated company and early termination of his authorities;

g) election of the general director of a subsidiary and associated company and early termination of his authorities;

h) determining terms and conditions of the employment contract with the general director of a subsidiary or associated company or appointing a person authorised by the board of directors of a subsidiary or associated company to determine terms and conditions of the employment contract with the general director of a subsidiary or associated company and to sign the employment contract with him;

i) determining terms and conditions of the contract with a managing organisation (managing director) of a subsidiary or associated company, including determining the amount of remuneration of the managing organisation (managing director), or appointing a person authorised by the board of directors of a subsidiary or associated company to determine terms and conditions of the contract with the managing organisation (managing director);

j) determining basic principles of insurance coverage of subsidiary and associated companies, including approval of Regulations on insurance coverage of subsidiary and associated companies, approval of the Program of insurance coverage of subsidiary and associated companies and amendment of the same, approval of insurers of subsidiary and associated companies (approval of results of selection of insurers of subsidiary and associated companies), approval of the insurace broker entrusted to choose insurers of subsidiary and associated companies, as well as consideration of the report of the sole executive body of subsidiary and associated companies on ensuring insurance coverage;

37) determining position of the Company (Company's representatives) on the following items of agenda of meetings of boards of directors of subsidiary and associated companies (including instructions as to either vote or not on agenda items, vote positive, negative or abstain from voting on draft resolutions):

a) determining position of representatives of subsidiary and associated companies with respect to agendas of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies of such subsidiary and associated companies concerning execution (approval) of transactions (including several interconnected transactions) involving alienation or possibility of alienation of property constituting permanent assets, intangible assets, construction in progress intended for production, transfer, dispatching, and distribution of electric and heat power in cases (amounts) determined by the procedure of interaction of the Company with entities in which the Company has an interest, approved by the Board of Directors of the Company;

b) determining position of representatives of subsidiary and associated companies with respect to agendas of general meetings of shareholders (members) and meetings of boards of directors of subsidiary and associated companies of such subsidiary and associated companies engaged in production, transfer, dispatching, distribution, and sale of electric and heat power concerning reorganisation, liquidation, increase of the authorised capital of such companies by increasing the par value of shares or by placing additional shares, as well as placement of securities convertible into common shares;

38) preliminary approval of resolutions on making by the Company of:

a) transactions involving non-current assets of the Company to the amount exceeding 10 (Ten) percent of the book value of these assets of the Company as of the date of making decision on conclusion of such transaction;

b) transactions (including several interconnected transactions) involving property, works and services the cost of which amounts to 10 to 25 percent of the book value of the Company assets as of date of taking decision on conclusion of such transaction;

c) transactions (including several interconnected transactions) involving property constituting permanent assets, intangible assets, construction in progress intended for production, transfer, dispatching, distribution of electric and heat power in cases (amounts) determined by dedicated resolutions of the Board of Directors of the Company, as well as approval of the abovementioned transactions if such cases (amounts) are not specified by the Board of Directors of the Company;

39) preliminary approval of resolutions on conclusion by the Company of transactions (including several interconnected transactions) involving alienation or possibility of alienation of property constituting permanent assets, intangible assets, construction in progress not intended for production, transfer, dispatching, and distribution of electric and heat power in cases (amounts) determined by dedicated resolutions of the Board of Directors of the Company;

40) taking decision on putting forward by the Company of candidates for the position of the sole executive body, in other management and control bodies, as well as nominee auditors of companies in which the Company has an interest;

41) determining basic principles of insurance coverage of the Company including approval of the Insurer of the Company;

42) creation of committees of the Board of Directors of the Company, election of members of committees and early termination of their authorities, election and early termination of authorities of chairmen of committees of the Board of Directors of the Company, as well as approval of Regulations on committees of the Board of Directors of the Company;

43) approval of a nominee independent appraiser (appraisers) for determining value of shares, property and other assets of the Company in cases stipulated by the Federal Law "On Joint-Stock Companies", this Charter, as well as dedicated resolutions of the Board of Directors of the Company;

44) approval of the organisational structure of the executive apparatus of the Company and amendment of the same;

45) coordination of nominees for specific positions of the executive apparatus of the Company determined by the Board of Directors of the Company;

46) preliminary approval of the collective agreement, agreements concluded by the Company within the framework of regulation of labor relations;

47) approval of a nominee financial adviser engaged according to the Federal Law "On Stock Market", as well as nominees bookrunners and consultants on transactions directly related to raising of funds in the form of public borrowings;

48) approval of the Registrar of the Company and terms and conditions of the contract with him, as well as cancellation of such contract;

49) preliminary approval of transactions which may entail liabilities denominated in foreign exchange (or liabilities the amount of which is related to a foreign exchange) in cases and amounts determined by dedicated resolutions of the Board of Directors of the Company, as well as if such cases (amounts) are not specified by the Board of Directors of the Company;

50) determining the procurement policy of the Company including approval of Regulations on procedure for carrying out regulated purchases of products, works, services, approval of the chief and members of the Central procurement body of the Company, as well as approval of the annual comprehensive procurement programme and taking other decisions according to the documents approved by the Company and regulating procurement activity of the Company;

51) determining housing policy of the Company in terms of provision of corporate support to the company employees for improvement of their housing conditions in the form of subsidies, reimburse-

ment of expenses, interest-free loans, and decision making on provision by the Company of such support in cases when the procedure of its provision is not specified by the Company housing policy;

52) decision making on recommendation of the General Director of the Company as a nominee for state awards;

53) approval of target values (adjusted values) of key efficiency indices of the Company and reports on their fulfillment;

54) other matters referred to the competence of the Board of Directors by the Federal Law "On Joint-Stock Companies" and this Charter".

Decision-making powers on matters referred to the competence of the Board of Directors cannot be delegated to the General Director and the Administrative Board of the Company.

The day-to-day activity of the Company is managed by the sole executive body – General Director and the collective executive body – Administrative Board of the Company.

The following matters refer to the competence of the Administrative Board of the Company (item 21.2. of Article 21 of the Issuer's Charter):

"1) development and submission to consideration of the Board of Directors of long-term plans of mainstream activities of the Company;

2) preparation of the business plan (restated business plan) and the report on results of its fulfillment, as well as approval (adjustment) of the Company cash flows;

3) preparation of the report on financial and economic activity of the Company, on implementation by the Administrative Board of resolutions of the General Meeting of shareholders and the Board of Directors of the Company;

4) taking decisions on conclusion of transactions involving property, works and services the cost of which amounts to 1 to 10 percent of the book value of the Company assets as of the date of taking decision on conclusion of such transaction (subject to paragraph 38 of item 15.1 of this Charter);

5) approval of plans and provisions on instruction and improvement of professional skills of the Company employees;

6) establishing social benefits and guaranties for the Company employees;

7) taking decisions on issues referred to the competence of supreme management bodies of companies, 100 (One hundred) percent of the authorised capital or all voting shares of which belong to the Company (subject to subitems 35, 36 of item 15.1. of this Charter);

8) consideration of reports of Deputies of the General Director of the Company, chiefs of structural divisions of the Company on results of fulfillment of approved plans, programs, directions, as well as consideration of reports, documents and other information on activity of the Company and its subsidiary and associated companies;

9) handling other issues of the day-to-day management of the Company activity according to resolutions of the General Meeting of shareholders, the Board of Directors of the Company, as well as issues submitted for consideration of the Administrative Board by the General Director of the Company.

The scope of competence of the General Director of the Company includes all matters of the day-to-day operation of the Company except for matters referred to the exclusive competence of the General Meeting of shareholders, the Board of Directors or the Administrative Board of the Company.

The General Director of the Company shall act on behalf of the Company without the need of any power of attorney.

In particular, he shall, subject to restrictions stipulated by the current legislation, the Company's Charter and resolutions of the Board of Directors of the Company (paragraph 22.3 of Article 22 of the Issuer's Charter):

"1) ensure fulfillment of plans of the Company's activity with the purpose of reaching it goals;

2) arrange for book-keeping and accounting in the Company;

3) dispose of the Company property, make transactions on behalf of the Company, issue powers of attorney, open settlement and other accounts of the Company with banks, other credit institutions (as well as in cases sipulated by law – with organisations being professional participants of the stock market);

4) issue orders, approve (adopt) instructions, local regulatory documents and other by-laws of the Company within its terms of reference, as well as give instructions binding upon all the employees of the Company;

5) approve Regulations on branches and representative offices of the Company;

6) approve the staffing table and official rates of pay of the Company's employees according to the organisational structure of the executive apparatus of the Company;

7) exercise with respect to the Company's employees the rights and responsibilities of the employer stipulated by the labour legislation;

8) assume the functions of the Chairman of the Administrative Board of the Company;

9) distribute responsibilities among deputies of the General Director;

10) submit to consideration of the Board of Directors reports on financial and economic activity of subsidiary and associated companies shares (stakes) of which are held by the Company, as well as information on other organisations in which the Company has an interest;

11) within 45 (Forty five) days before the date of the annual General Meeting of shareholders of the Company, submit to consideration to the Board of Directors of the Company the annual report, the balance sheet, the profit and loss statement of the Company, as well as statement of distribution of Company's profit or loss;

12) handle other matters of the day-to-day operation of the Company except for matters referred to the competence of the General Meeting of shareholders, the Board of Directors and the Administrative Board of the Company.

Details of the Code of Corporate Conduct (Governance) of the Issuer (if any) or any other similar document.

The Board of Directors of the Company on 18 April, 2007 approved the Code of Corporate Governance of OAO Kuzbassenergo (Minutes No. 20/12 of the meeting of the Board of Directors of OAO Kuzbassenergo held on 23.04.2007). The Code of Corporate Governance of OAO Kuzbassenergo is available on the Company website at http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/.

Details of the Issuer's by-laws regulating activity of its bodies:

- Regulations on procedure of preparation and holding of General Meetings of shareholders of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo held on 02 June, 2003;

- Regulations on procedure of convocation and holding of meetings of the Board of Directors of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 21 June, 2002 as amended by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 27 June, 2005;

- Regulations on Administrative Board of OAO Kuzbassenergo approved by the Annual General Meeting of shareholders of OAO Kuzbassenergo on 21 June, 2002.

The terms of reference of the Board of Directors, General Director, and Administrative Board are regulated by the Charter of the Company.

On 06.09.2007 (Minutes No. 18 of 07.09.2007) the extraordinary General Meeting of shareholders of OAO Kuzbassenergo made the following changes to the Company's Charter:

Article 4 of the Charter of OAO Kuzbassenergo was supplemented with clause 4.7. reading as follows:

"4.7. The Company declares in addition to the placed shares 100,000,000 (one hundred million)

ordinary registered shares with a par value of 1 (one) rouble.

The ordinary registered uncertificated shares declared by OAO Kuzbassenergo for placing provide to their holders the rights specified in clause 6.2. of this Charter.

Internet site address where the full text of effective edition of the Issuer's Charter and the by-laws regulating activity of the Issuer's bodies, as well as the Code of Corporate Conduct (Governance) of the Issuer are freely accessible:

The Charter of OAO Kuzbassenergo with all amendments and supplements and the by-laws regulating activity of the management bodies of the Issuer are available on the Company website at www.kuzbassenergo.ru/invest/doc/mandatory/doc/.

5.2. Details of members of management bodies of the Issuer

The Board of Directors:

1. BOLSHAKOV Andrey Nikolaevich - member of the Board of Directors.

Year of birth: ***1955***

Educational background: ***Higher education, in 1981 graduated from The N.Bauman Moscow Higher Technical School (currently -- The N.Bauman Moscow State Technical University), specialisation: electromechanics engineer; 1998 to 1999 – studies in the Academy of National Economy under the Government of the Russian Federation – economics, finance, management (advanced training); 2001 to 2003 - studies in the Russian Academy for Foreign Trade – economist (the second higher education).***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998-2002***

Organisation: ***Ministry for Atomic Energy of the Russian Federation.***

Position: ***Consultant.***

Period: ***2002 – 2005***

Organisation: ***MDM Group, Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Deputy Chief of Strategic Development Department***

Period: ***2005 – 2006***

Organisation: ***Limited Liability Company Profresurs.***

Position: ***Head of Power Generation Department.***

Period: ***2005 – to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Expert on fuel and energy complex.***

Period: ***2006 – to date***

Organisation: ***Limited Liability Company KOIMTEK.***

Position: ***Director for Fuel and Energy Complex Projects.***

Member of the Board of Directors of the following entities:

- OAO Yeniseyskaya Territorial Generation Company (TGC-13), member of the Board of Directors;

- OAO Far East Power Company, member of the Board of Directors;

- OAO Omskenergo, member of the Board of Directors;

- OAO Far East Generation Company, a member of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercis-

ing of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

2. DUNIN Oleg Valentinovich – member of the Board of Directors.

Year of birth: ***1965***

Educational background: ***Higher education, in 1988 graduated from Moscow Engineering Physics Institute, specialisation: engineer-physicist; in 1999 - from Moscow Institute of Economics and Statistics, specialisation: economist.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – 2004***

Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.***

Position: ***Head of Department.***

Period: ***2004 – to date***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief of the Projects Implementation Support Department of Business Unit No. 2.***

Member of the Board of Directors of the following entities:

- ***OAO Krasnoyarskenergo, member of the Board of Directors;***
- ***OAO Khakasenergosbyt, Chairman of the Board of Directors;***
- ***OAO TGC-13, member of the Board of Directors;***
- ***OAO Samara Distribution Company, member of the Board of Directors;***
- ***OAO Samara Territorial Generation Company, Chairman of the Board of Directors;***
- ***OAO Surgutskaya State District Power Station-1, member of the Board of Directors;***
- ***OAO WGC-2, member of the Board of Directors;***
- ***OAO Karachaevo-Chercesskaya Hydrogeneration Company, member of the Board of Directors;***
- ***OAO Severo-Osetinskaya Hydrogeneration Company, member of the Board of Directors;***
- ***OAO Cascade of Hydroelectric Power Plants of Lower Chereck, member of the Board of Directors.***

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

3. EVSEENKOVA Elena Vladimirovna - member of the Board of Directors.

Year of birth: ***1980***

Educational background: ***Higher education, in 2001 graduated from College of the Ministry of Foreign Affairs of the Russian Federation; in 2002 – from the State University of Management.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2002 – June 2003***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Specialist, I category***

Period: ***June 2003 - June 2003***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief specialist;***

Period: ***June 2004 - December 2006***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief of Economic Planning and Financial Control Department;***

Period: ***December 2006 – to date***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Deputy Chief of Economic Planning and Financial Control Department of Business Unit No. 2.***

Member of the Board of Directors of the following entities:

- OAO WGC-4, Member of the Board of Directors;

- OAO Omskaya Electrical Power Generation Company, Member of the Board of Directors;

- OAO WGC-2, Member of the Board of Directors.

Member of the Auditing Commission of the following entities:

OAO TGC-11, Member of the Auditing Commission.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

4. KOCHETKOVA Tatyana Vladimirovna – the member of the Board of Directors.

Year of birth: ***1978***

Educational background: ***Higher education, in 2000 graduated from the Moscow Law University specializing in jurisprudence; in 2003 completed postgraduate education in the Moscow Law University, Ph.D., Economics***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000-2003***
Organisation: ***Moscow Law University.***
Position: ***Post-graduate student.***
Period: ***2003-2005***
Organisation: ***Moscow Law University.***
Position: ***Lecturer.***
Period: ***2003 – 2005***
Organisation: ***Modern Humanitarian University.***
Position: ***Lecturer.***
Period: ***2005 - to date.***
Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***
Position: ***Chief of Section of Competitive Wholesale Market of the Restructuring Control Centre Market Department.***
Member of the Board of Directors of the following entities: *None*
Share in the authorised capital of the Issuer: *None*
Share of common stock in the Issuer's authorised capital: *None*
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*
Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*
Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*
Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*
Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

LISYANSKIY Mikhail Eduardovich - the Chairman of the Board of Directors.
Year of birth: ***1968***
Educational background: ***Higher education, in 1996 graduated from Ufa Petroleum Institute, civil engineer; in 2002, from the Samara State Aerospace University, economist - manager.***
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:
Period: ***September 2003 – May 2004***
Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.***
Position: ***Deputy Technical Director, Repairs.***
Period: ***May 2004 – January 2006***
Organisation: ***Open Joint-Stock Company Srednevolzhskaya Inter-Regional Power Management Company.***
Position: ***Director, Management of Service Subsidiary and Associated Companies.***
Period: ***January 2006 - to date***
Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***
Position: ***Deputy Managing Director (Business Unit No. 2).***
Member of the Board of Directors of the following entities: *None*
Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

6. MAZIKIN Valentin Petrovich - member of the Board of Directors.

Year of birth: ***1945***

Educational background: ***Higher education, in 1970 graduated from Kuzbass Polytechnical Institute, specialisation: process engineering and comprehensive mechanization of underground mining of mineral deposits, Dr.Sci.Tech., professor, full member of Academy of Mining Science, Russian Academy of Natural Science.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998 – 2001***

Organisation: ***Administration of Kemerovo region.***

Position: ***Deputy Governor of Kemerovo region, Coal Industry; First Deputy Governor of Kemerovo region, Fuel and Energy Complex;***

Period: ***2001 – to date***

Organisation: ***Administration of Kemerovo region.***

Position: ***First Deputy Governor of Kemerovo region.***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Kuzbassrazrezugol Coal Company, member of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

7. MIKHAILOV Sergey Nikolaevich - member of the Board of Directors.

Year of birth: *1959*

Educational background: ***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and strength of machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, credit and money circulation", Ph.D., Economics***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***General Director.***

Period: ***2006 – April 2007***

Organisation: ***South Kuzbass State District Power Station.***

Position: ***General Director.***

Period: ***2006 – June 2007***

Organisation: ***West-Siberian Combined Heat and Power Station.***

Position: ***General Director.***

Period: ***2006 – September 2007***

Organisation: ***Open Joint-Stock Company Kuzbass Power Sales Company.***

Position: ***General Director.***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Bank Alemar, member of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

8. PLATONOV Vladimir Yurievich - member of the Board of Directors.

Year of birth: ***1959***

Educational background: ***Higher education***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998 – 2004***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Vice-Chairman of the Management Board Chief of Economic Safety and Security Department.***

Period: ***2004 – to date***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***member of the Management Board.***

Member of the Board of Directors of the following entities: ***None***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

9. RASHEVSKY Vladimir Valerievich – member of the Board of Directors.

Year of birth: ***1973***

Educational background: ***Higher education, in 1995 graduated from the Financial Academy under the Government of the Russian Federation, speciality: "World economics", in 1999 completed postgraduate studies in the Financial Academy under the Government of the Russian Federation, Ph.D., Economics***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***30.05.2000 – 17.05.2004***

Organisation: ***Joint-Stock Business Bank MDM Bank.***

Position: ***Chief of the Investment Department, Vice-Chairman of the Management Board, Chairman of the Management Board of the Bank.***

Period: ***26.04.2004 – 17.05.2004***

Organisation: ***Closed Joint-Stock Company Siberian Coal Energy Company.***

Position: ***General Director (joint appointment).***

Period: ***18.05.2004 – 30.11.2004.***

Organisation: ***Siberian Coal Energy Company Holding Company, Closed Joint-Stock Company.***

Position: ***General Director, on 07.07.2004 the post was renamed – General Director (President).***

Period: ***30.06.2004 – 30.11.2004.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***President (joint appointment).***

Period: ***30.11.2004 – 22.12.2004.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***President.***

Period: ***23.12.2004 – to date.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***General Director.***

Period: ***to date.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Chairman of the Management Board.***

Member of the Board of Directors of the following companies:

- RAO UES of Russia;

- OAO Federal Grid Company of Unified Energy System (FGC of UES).

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

10. SOROKIN Igor Yurievich –Vice-Chairman of the Board of Directors.

Year of birth: ***1974***

Educational background: ***Higher education***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000-2001***

Organisation: ***Limited Liability Company Karana.***

Position: ***Advisor.***

Period: ***2001-2003***

Organisation: ***Open Joint-Stock Company ROKOLOR.***

Position: ***Financial Director.***

Period: ***2003-2004***

Organisation: ***Closed Joint-Stock Company MDM Group (renamed into ZAO SUEK, then into ZAO HC SUEK).***

Position: ***Chief Specialist.***

Period: ***2004 to date***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Chief Specialist of the Power Assets Management Department.***

Member of the Board of Directors of the following entities:

- OAO Altaienergo, member of the Board of Directors;
- OAO Joint-Stock Company Omskenergo, member of the Board of Directors;
- OAO Kuzbass Power Repair Company, member of the Board of Directors;
- OAO Kuzbassetremont, member of the Board of Directors;
- OAO Altaienergotekhremont, member of the Board of Directors;
- OAO Dalenergospetsremont, member of the Board of Directors;
- OAO Motor Transportation Company LuTEK, member of the Board of Directors;
- OAO Khabarovsk Repair and Assembly Company, member of the Board of Directors;
- OAO Far East Generation Company, member of the Board of Directors;
- OAO Kuzbass Power Sales Company, member of the Board of Directors;
- OAO Kuzbassenergo Regional Grid Company, member of the Board of Directors;
- OAO Omsk Power Generation Company, member of the Board of Directors;
- OAO Chita Generation Company, member of the Board of Directors;
- OAO Buryatgeneratsiya, member of the Board of Directors;
- OAO Omskelektrosetremont, member of the Board of Directors;
- OAO Omsk Power Sales Company, member of the Board of Directors;

- OAO Buryat Management Company, member of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***According to the determination of the Arbitration Court of Kemerovo region of 02.08.2006 insolvency (bankruptcy) proceedings were initiated against Open Joint-Stock Company Kuzbassenergoservis, city of Kemerovo. Pursuant to the award of the Arbitration Court of Kemerovo region of February 21st, 2007 Open Joint-Stock Company Kuzbassenergoservis was declared insolvent (bankrupt) and receivership proceedings were commenced for a period of 12 months. I.Yu.Sorokin is a member of the Board of Directors of Open Joint-Stock Company Kuzbassenergoservis***

11. SHATSKY Pavel Olegovich – member of the Board of Directors.

Year of birth: ***1972***

Educational background: ***Higher education, in 1996 graduated from the Russian New University as bachelor of jurisprudence, in 1997 – from the Russian State Agrarian University by Correspondence, speciality: manager, in 2002 – from the State University of Management, speciality: lawyer.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***March 2000 – 2002***

Organisation: ***OAO RUSAL.***

Position: ***Chief of the Legal Department;***

Period: ***2002 – 2004***

Organisation: ***OAO RUSAL.***

Position: ***Chief of the Rate Policy Department;***

Period: ***2004 – 2004***

Organisation: ***OAO RUSAL.***

Position: ***Acting Director***

Period: ***2004 – 2005***

Organisation: ***OAO RUSAL.***

Position: ***Director of the Power Department.***

Period: ***August 2005 - September 2005.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Director of the Power Sector Strategy Department, Deputy Director for Power Industry, Merges and Acquisitions.***

Period: ***September 2005 - to date.***

Organisation: ***Open Joint-Stock Company Siberian Coal Energy Company.***

Position: ***Deputy Director for Power Industry, Merges and Acquisitions.***

Member of the Board of Directors of the following entities:

- *OAO Prokopievskenergo, Member of the Board of Directors*
- *OAO Far East Generation Company, Member of the Board of Directors*
- *OAO Kuzbass Power Sales Company, Member of the Board of Directors*
- *OAO Dalenergosetproekt, Member of the Board of Directors*
- *OAO Primorskaya Trunk Grid Company, Member of the Board of Directors*
- *OAO Far East Power Company, Member of the Board of Directors*
- *OAO Eniseyskaya TGC (TGC-13), Member of the Board of Directors*
- *OAO Kuzbassenergo Trunk Electrical Grids, Member of the Board of Directors*
- *OAO Buryatenergosbyt, Member of the Board of Directors*
- *OAO Chita Power Sales Company, Member of the Board of Directors*
- *OAO Khabarovsk Energotechnological Company, Member of the Board of Directors*
- *OAO Sakhaenergo, Member of the Board of Directors*
- *OAO WGC-6, Member of the Board of Directors*

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

Individual and collective management bodies of the Issuer

MIKHAILOV Sergey Nikolaevich – General Director, Chairman of the Administrative Board

Year of birth: *1959*

Educational background: ***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute, speciality: "Dynamics and strength of machines"; in 1994 – from Novosibirsk Institute of National Economy speciality: "Finance, credit and money circulation", Ph.D., Economics***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***General Director.***

Period: ***2006 – April 2007***

Organisation: ***South Kuzbass State District Power Station.***

Position: ***General Director.***

Period: ***2006 – June 2007***

Organisation: ***West-Siberian Combined Heat and Power Station.***

Position: ***General Director.***

Period: ***2006 – September 2007***

Organisation: ***Open Joint-Stock Company Kuzbass Power Sales Company.***

Position: ***General Director.***

Member of the Board of Directors of the following entities:

- Open Joint-Stock Company Bank Alemar, member of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

Members of the Administrative Board:

2. GREBENNIKOV Alexei Antonovich

Year of birth: ***1939***

Educational background: ***Higher education, in 1961 graduated from Altai Polytechnical Institute.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***First Deputy General Director; First Deputy General Director on General Issues; Adviser to the General Director on General Issues.***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

3. GRETSINGER Yuri Aleksandrovich

Year of birth: ***1953***

Educational background: ***Higher education, in 1975 graduated from Tomsk Polytechnical Institute, spe-***

ciality: "Electrical systems and grids", Ph.D, Economics.

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1998 – 2004***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Capital Construction***

Period: ***2004 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Production/Technical Director.***

Member of the Board of Directors of the following legal entities:

- OAO Kuzbassenergoremont, Member of the Board of Directors;

- OAO Barnaulteplosetremont, Member of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

4. EROFEEV Alexander Kupriyanovich

Year of birth: ***1959***

Educational background: ***Higher education, in 1981 graduated from Novosibirsk Electrotechnical Institute; speciality: "Dynamics and strength of machines", in 1997 – from the Siberian Institute of Finance and Banking.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – 2001***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Assistant to the General Director on Receivables - Chief of the Marketing and Investment Planning Department***

Period: ***2001 – 2002***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Receivables and Re-Structuring***

Period: ***2002 – 2006***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Corporate Governance***

Period: ***2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Production Support.***

Member of the Board of Directors of the following entities:

- OAO Prokopievskenergo, Chairman of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***According to the determination of the Arbitration Court of Kemerovo region of 02.08.2006 insolvency (bankruptcy) proceedings were initiated against Open Joint-Stock Company Kuzbassenergoservis, city of Kemerovo. Pursuant to the award of the Arbitration Court of Kemerovo region of February 21st, 2007 Open Joint-Stock Company Kuzbassenergoservis was declared insolvent (bankrupt) and receivership proceedings were commenced for a period of 12 months.***

5. SKOROKHODOV Dmitry Viktorovich

Year of birth: ***1977***

Educational background: ***Higher education, in 1999 graduated from Kemerovo State University, faculty of law.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1999 – 2000***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Assistant to the Administrator on Legal Matters***

Period: ***2000 – 2003***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Assistant to the General Director on Legal Matters***

Period: ***2003 – 2006***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Chief of Legal Department***

Period: ***2006 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Corporate Governance***

Member of the Board of Directors of the following legal entities:

- OAO Kuzbassenergoremont, Chairman of the Board of Directors;

- OAO Prokopievskenergo, Member of the Board of Directors.

- ZAO ATP Kuzbassenergo, Chairman of the Board of Directors;

- ZAO MSCH Health Centre "Energetik", Chairman of the Board of Directors;

- OAO Barnaulteplosetremont, Chairman of the Board of Directors.

Share in the authorised capital of the Issuer: ***0.0002%***

Share of common stock in the Issuer's authorised capital: ***0.0002%***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options

held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

6. LAVROV Alexander Mikhailovich

Year of birth: ***1950***

Educational background: ***Higher education, Doctor of Economics, full correspondent member of the Academy of Natural Science of the West-Siberian Branch (academician), in 1974 graduated from Tomsk Polytechnical Institute; speciality: applied mathematics.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1997-2001***

Organisation: ***Administration of Kemerovo Region.***

Position: ***Deputy Governor, Economy and Finance.***

Period: ***2001-2002***

Organisation: ***Representative office of Limited Liability Company Elke Trading, Kemerovo.***

Position: ***General Manager of Kuzbass Projects.***

Period: ***2002-2004***

Organisation: ***Kemerovo State University.***

Position: ***Head of the Marketing Department.***

Period: ***2004 – to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Economy and Finance.***

Member of the Board of Directors of the following legal entities:

- Open Joint-Stock Company Bank Alemar, Member of the Board of Directors.

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: *None*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

7. SHEIBAK Yuri Vladimirovich

Year of birth: ***1953***

Educational background: ***Higher education, in 1975 graduated from Novosibirsk Electrotechnical Institute; speciality: "Power plants", in 2004 - from Academy of National Economy under the Government of the Russian Federation; speciality: "Management of company development".***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***2000 – 2003***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company (Novo-Kemerovskaya Combined Heat and Power Station.***

Position: ***Deputy Chief Engineer, Repair.***

Period: ***2003 – 2004***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy Technical Director, Operation***

Period: ***2004 – 2006***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy Technical Director, Operation and Perspective Development***

Period: ***2006 – 2007***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Marketing and Sales***

Period: ***2003 – 2004***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Deputy General Director, Marketing; Director, Market Operations***

Member of the Board of Directors of the following legal entities:

- OAO Prokopievskenergo, Member of the Board of Directors.

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer: ***None***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

5.3. Details of the amount of remuneration, benefits and/or reimbursement of expenses on each management body of the Issuer

Description (including amount) of all kinds of remuneration for each of the management bodies of the Issuer (except for the natural person who is carrying out functions of the sole executive body of the Issuer), including wages, bonuses, commission, privileges and/or refunding of expenses, as well as other pecuniary benefits provided by the Issuer during the last complete fiscal year, as well as details of existing agreements concerning such benefits in the current financial year:

For 2006 the members of the Board of Directors of the Issuer received a remuneration amounting to 3,560,310 (Three million five hundred sixty thousand three hundred ten) RUB 50 copecks

The amounts and the procedure of payment of remunerations and compensations in the current year 2007 are determined according to the "Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo" approved by the resolution of the annual General Meeting of shareholders of OAO Kuzbassenergo on 06.06.2007 (Minutes No. 17 of 15 June, 2007).

The Regulations are published on OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

According to the "Regulations on payment of remunerations and compensations to the members of the Board of Directors of OAO Kuzbassenergo", payment of remunerations and compensations for 2007 shall be governed by the following provisions:

"3. Remunerations and compensations are paid by the Company in a monetary form.

4. Payment of remunerations.

4.1. For participation in the meeting of the Board of Directors held in absentia (by filling-in a questionnaire) each member of the Board of Directors of the Company is paid a remuneration at a rate of five minimum monthly base salaries of a first-category worker established by the Russian Federation power industry collective agreement (hereinafter referred to as the Agreement) as of the date of holding the meeting of the Board of Directors of the Company, with due allowance for the indexation stipulated by the Agreement, within seven calendar days after the meeting of the Board of Directors of the Company.

For participation in the meeting of the Board of Directors held in the form of compresence of Directors, each member of the Board of Directors of the Company is paid a remuneration at a rate of seven minimum monthly base salaries of a first-category worker established by the Russian Federation power industry collective agreement (hereinafter referred to as the Agreement) as of the date of holding the meeting of the Board of Directors of the Company, with due allowance for the indexation stipulated by the Agreement, within seven calendar days after the meeting of the Board of Directors of the Company.

The amount of remuneration paid to the Chairman (Vice Chairman) for each meeting at which he performed functions of the Chairman of the Board of Directors (hereinafter referred to as fulfilment of functions of the Chairman) shall be increases by 50 %.

4.2. Members of the Board of Directors of the Company shall be paid an extra remuneration depending on the amount of the net profit of the Company according to the annual accounts approved by the General Meeting of the Company shareholders.

4.3. Members of the Board of Directors of the Company shall be paid an extra remuneration in case of increase in the amount of market capitalisation of the Company during officiation of the Board of Directors (period from the moment of election of the member of the Board of Directors till the moment of election of a new Board of Directors of the Company).

4.4. The remuneration specified in clause 4.2. shall be paid within one month after the annual General Meeting of the Company shareholders.

The remuneration specified in clause 4.3. shall be paid within one month from the date of making up the financial statements following the date of termination of authorities of the member of the Board of Directors.

4.5. The remuneration provided for by clauses 4.2. and 4.3. of these Regulations shall not be paid if the member of the Board of Directors absented from more than 50 % of meetings held from the moment of his election till the moment of termination of authorities.

5. Payment of compensations.

5.1. Each member of the Board of Directors of the Company shall be reimbursed for all expenses actually incurred by him relating to participation in the meeting of the Board of Directors of the Company (travelling, accommodation, meals, etc.) in amounts specified in clause 5.2 hereof (except for payment of daily allowances).

5.2. Each member of the Board of Directors of the Company sent to a business trip to visit

Company facilities, to meet with shareholders and investors, to attend General Meetings of the Company shareholders, as well as to perform other tasks associated with fulfilment of functions of the member of the Board of Directors of the Company shall be:

- paid a daily allowance according to the procedure established for the sole executive body of the Company, or the sole executive body of the management organisation of the Company;

- reimbursed for travel to the place of the business trip and back to the place of permanent employment or residence (including insurance premium under compulsory life insurance of passengers on transport, travel documents execution fee, etc.) – in the amount of actual expenses confirmed by travel documents (but not more that the effective fare):

- *by rail - in a business class carriage (first-class or de-luxe saloon);*
- *by marine and river transport – according to the rates established by the carrier, but not more that the fare for a de-luxe cabin with "all inclusive" servicing;*
- *by air transport – in the business class compartment;*
- *by motor transport - in public transport (except for taxi and rented car);*

- The reimbursement of expenses for hiring living quarters (except for the case when a member of the Board of Directors is provided free accommodation) - at a rate of actual expenses confirmed by respective documents, but not more than three minimum month base salaries of a first-category worker, established by the Russian Federation power industry collective agreement as of the date of the reimbursement, with due allowance for the indexation stipulated by the Agreement, within seven calendar days after the meeting of the Board of Directors of the Company, per every day of stay.

5.3. The compensations shall be paid by the Company within one calendar day after submission of documents confirming the expenses incurred.

The amount of remuneration paid to the members of the Board of Directors for 9 months of 2007 is 24,085,523 (twenty four million eighty five thousand five hundred twenty three) RUB and 01 copeck.

The amount of all disbursements to all the members of the Administrative Board (except for the Chairman of the Administrative Board - General Director) for 2006 was 47,089,729.53 (Forty seven million eighty nine thousand seven hundred twenty nine) RUB and 53 copecks.

Remunerations are paid to the members of the Administrative Board of OAO Kuzbassenergo for discharging by them of their functions and include the salary stipulated by the contract, as well as bonuses depending on Company performance for the period on the basis of data of Russian fiscal accounting. The amounts of remunerations are approved by the Board of Directors of OAO Kuzbassenergo. Members of the Administrative Board are also paid extra premiums whose amounts are approved by the Chairman of the Administrative Board proceeding from valuation of contribution of each Member of the Administrative Board into the general result of operation.

The amount of all disbursements to all the members of the Administrative Board (except for the Chairman of the Administrative Board - General Director) for 9 months of 2007 was 30,967,707 (thirty million nine hundred sixty seven thousand seven hundred and seven) RUB 28 copecks.

5.4. Details of structure and terms of reference of bodies supervising financial and economic activities of the Issuer

Comprehensive description of the structure of bodies supervising financial and economic activities of the Issuer and their terms of reference according to the Charter (constituent instruments) of the Issuer:

The body supervising financial and economic activities of the Company is the Auditing Commission of the Company. The procedure of functioning of the Auditing Commission of the Company is determined by the Company by-law – Regulations on the Auditing Commission of Kuzbass Power and Electrification Open Joint-Stock Company approved by the annual General Meeting of shareholders of OAO Kuzbassenergo held on June 21st, 2002 (Minutes No. 10).

The Regulations are published on OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/

The Auditing Commission consists of 5 members elected according to the procedure established by the Company Charter and these Regulations.

The Company Auditing Commission shall perform checks (auditing) of financial and economic activity of the Company at any time by its own initiative, according to the resolution of the General Meeting of shareholders, the Board of Directors of the Company or by request of a shareholder (shareholders) holding in the aggregate at least 10 percent of voting shares in the Company.

The scope of competence of the Auditing Commission of the Company (according to Article 23 "Auditing Commission and Auditor of the Company" of the Charter of OAO Kuzbassenergo) includes:

1) confirmation of reliability of data contained in the annual report, the balance sheet, and the profit and loss statement of the Company;

2) analysis of financial standing of the Company, revealing reserves of improvement of financial standing of the Company and development of recommendations for Company management bodies;

3) organisation and carrying out checks (auditing) of financial and economic activity of the Company, in particular:

- *checking (auditing) of financial, bookkeeping, settlement and other documentation of the Company related to the carrying out by the Company of financial and economic activity, from the point of view of its conformity to the legislation of the Russian Federation, to the Charter, by-laws and other documents of the Company;*
- *control of preservation and use of permanent assets;*
- *control of compliance with the established procedure of writing off to the Company losses of amounts payable by insolvent debtors;*
- *control of expenditure of cash assets of the Company according to the approved business plan and the budget of the Company;*
- *control of formation and use of the reserve and other special funds of the Company;*
- *checking correctness and timeliness of calculation and payment of dividend on Company shares, bonds interest, as well as incomes on other securities;*
- *checking fulfillment of earlier instructions on elimination of infringements and drawbacks revealed during previous checks (audits);*
- *carrying out other actions and taking other steps related to auditing of financial and economic activity of the Company.*

Details of the internal control system supervising financial and economic activities of the Issuer:

Availability of the internal audit service, term of its operation and its key employees. Basic functions of the internal audit service; accountability of the internal audit service, interaction with executive bodies of the Issuer and the Board of Directors (Supervisory Board) of the Issuer. Interaction of the internal audit service and the external auditor of the Issuer:

Subdivisions of the executive apparatus of the Company charged with internal control is the Internal Audit Department and the Economic & Informational Safety and Security Service.

The Internal Audit Department carries out its checks on the basis of the Annual plan of comprehensive checks approved by the General Director. The action plan of the informational safety service the plan is approved by the Deputy General Director for Safety.

The Economic & Informational Safety and Security Service was created in 2003. The staff of the service currently includes 7 persons. The chief of the Service is VARNAKOV Vyacheslav Alekseevich.

Positions held for the last 5 years:

Period: ***1999 to 2003. Deputy chief of the Criminal Police Service of the the Municipal Department of the Internior of Kemerovo region.***

Period: ***2003 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Chief of the Economic & Informational Safety and Security Service***

Share in the authorised capital of the Issuer: ***none.***

Share of common stock in the authorised capital of the Issuer: ***none.***

Number of shares in the Issuer which may be acquired by the person through exercising of rights on the Issuer's options held by him/her: ***none.***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Share of common stock in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Number of shares in subsidiary/associated companies of the Issuer which may be acquired by the person through exercising of rights on options held by him/her: ***none.***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer. between the member of the Issuer's body supervising its financial and economic activities and other members of Issuer's body supervising its financial and economic activities, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, the person, holding the position of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None.*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None.*

Activity of the Economic & Informational Safety and Security Service is governed by the "Regulations on Economic & Informational Safety and Security Service" approved by the Board of Directors of the Issuer on 04 June, 2006. According to the Regulations the primary goals and functions of the Economic & Informational Safety and Security Service are:

"3. According to its primary goals the Service shall fulfill the following functions:

3.1. Analysis of condition and reasons of occurence of debt receivable, taking measures for its settlement, in particular by searching and locating the debtors.

3.2. Control of organisation of contractual work in the executive apparatus and branches of the Company for the purpose of finding intermediary organisations having the most favourable terms and conditions of transactions.

3.3. Ensuring economic safety of the Company at tenders.

3.4. Control of writing off material assets for production needs.

3.5. Carrying out due diligence investigations of business partners at conclusion of agreements and providing recommendations to the Company management on expediency of further contacts.

3.6. Creation of a database for information support of the Company in matters relating to its economic safety and sustained functioning.

3.7. Revealing information leakage channels that may cause economic damage to the Company, taking organizational, technical and legal steps for their elimination.

3.8. Carrying out checks of proper keeping, storage and use of the documents containing data considered to be a business or official secret of the Company.

3.9. Carrying out checks of data protection objects for compliance with the informational safety requirements.

3.10. Rendering methodical and practical assistance in matters of organisation of access control, implementation of protection equipment at Company's facilities.

3.11. Development and implementation of measures intended to prevent criminal trespasses against Company's property.

3.12. Development and implementation of measures intended to prevent subversive and terrorist acts at power facilities of the Company.

3.13. Organizational support of activity of the Antiterrorist Commission of the Company.

3.14. Timely and proper submission of statistical and other reports on results of activity of the Service.

3.15. Examination of proposals, complaints, statements concerning ensurance of economic and informational safety of the Company as well as security regime in the Company.

3.16. Generalisation and spreading of best practices. Organisation of thematic meetings, exhibitions, shows, competitions.

The Internal Audit Department was created in 1995. As of today, Department staff consists of 5 persons. The Chief of the Internal Audit Department is LARITSKAYA Tatyana Dmitrievna.

Year of birth: ***1955***

Educational background: ***higher education, in 1984 graduated from Kemerovo State University; speciality: accounting.***

Positions held for the last 5 years:

Period: ***1999 - to date***

Organisation: ***Kuzbass Power and Electrification Open Joint-Stock Company.***

Position: ***Chief of the Internal Audit Department.***

Share in the authorised capital of the Issuer: ***none.***

Share of common stock in the authorised capital of the Issuer: ***none.***

Number of shares in the Issuer which may be acquired by the person through exercising of rights on the Issuer's options held by him/her: ***none.***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Share of common stock in the authorised capital of subsidiary/associated companies of the Issuer: ***none.***

Number of shares in subsidiary/associated companies of the Issuer which may be acquired by the person through exercising of rights on options held by him/her: ***none.***

Nature of any family relations with other persons who are members of management bodies of the Issuer and/or bodies supervising financial and economic activities of the Issuer. between the member of the Issuer's body supervising its financial and economic activities and other members of Issuer's body supervising its financial and economic activities, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, the person, holding the position of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None.***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None.***

Activity of the Internal Audit Department is governed by the "Regulations on Internal Audit Department" approved by the Board of Directors OAO Kuzbassenergo on 09 August, 2007 (Minutes No.06/13). According to its provisions primary goals and functions of the Internal Audit Department are the following:

"2.1. Primary goals and functions of the Internal Audit Department are the following:

2.1.1. Control of conformity of financial and economic operations made in the Company, its branches and structural divisions to the Company interests in order to protect the assets of the Company;

2.1.2. Checking bookkeeping and current information presented by the executive apparatus divisions, branches and representative offices of the Company, including examination of means and methods used for identification, estimation, classification of such information and preparation of accounting and reports on its basis, as well as special studying of specific items of reporting, in particular, detailed revisions of transactions and balances of accounts;

2.1.3. Checking availability, condition and safety of the Company's property;

2.1.4. Independent estimation and financial analysis of the Company as a whole, its branches and structural divisions;

2.1.5. Control of compliance with the internal control procedures and analysis of effectiveness of the internal control system;

2.1.6. Development out and implementation of the metodology of organisation of the internal control system in the Company, its branches and structural divisions;

2.1.7. Revealing, classification and analysis of risks in the sphere of financial and economic ac-

tivities, working out suggestions how to decrease the same;

2.1.8. Interacting with the Auditing Commission and external auditors of the Company;

2.1.9. Ensuring sufficient reliance with respect to adequacy of the financial statements of the Company and observance of procedures of its preparation, as well as compliance with the requirements for book-keeping in the Company;

2.1.10. Timely notification of the General Director on all deviations and infringements in the Company's activity revealed, as well as submission of suggestions on elimination of infringements and drawbacks revealed during monitoring and checks and recommendations on improving management efficiency (interaction of the Internal Audit Department and the Audit Committee at the Board of Directors of the Company is carried out according to the procedure approved by the General Director and agreed with the Audit Committee at the Board of Directors);

2.1.11. The analysis and working out of measures on enhancement of efficiency and productivity of business processes of the Company, estimation of applicability of standards, procedures and techniques approved and effective in the Company;

2.1.12. Acknowledgement of reliability of data of financial statements disclosed by the Company;

2.1.13. Carrying out internal control in subsidiary and associated companies of the Company through Company representatives elected into the Auditing Commissions of the subsidiary and associated companies.

The Internal Audit Departmentis shall report to the Sole Executive Body and the Board of Directors.

When discharging its functions, the Internal Audit Department shall closely interact with the external auditor of the Issuer.

The internal document of the Issuer laying down rules of prevention of misuse of the office (insider) information. If such document is available, specify the Internet site where the full text of its effective edition is accessible:

The Issuer has not adopted any document laying down rules of prevention of misuse of the office (insider) information.

Internet site where the full text of the effective edition of the above document is accessible: *The Issuer has not adopted any document laying down rules of prevention of misuse of the office (insider) information.*

There are no facts of leakage of the insider information.

5.5. Details of persons who are members of bodies supervising financial and economic activities of the Issuer's

Details of the Internal Auditor or members of the of the Auditing Commission and other Issuer's bodies in charge of supervision of its financial and economic activities.

The annual General Meeting of shareholders by its resolution of 06.06.2007 (Minutes No. 17 of 15.06.2007) elected the following members of the Auditing Commission of the Company:

Members of the Auditing Commission:

1. AKHRIMENKO Dmitry Olegovich

Year of birth: *1977*

Educational background: *Higher education, in 1998 graduated from Kiev National Economic University, bachelor in jurisprudence. In 2000 graduated from the Russian Academy of Law, specialist in jurisprudence; in 2002 – from the Diplomatic Academy of the Ministry of Foreign Affairs of the Russian Federation, specialist in the field of international relations.*

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: *2000 – 2004*

Organisation: *Limited Liability Company Emerkom-Spetsmontazh.*

Position: *lawyer.*

Period: *2004 – 2005*
Organisation: ***Open Joint-Stock Company NOVATEK.***
Position: ***leading expert.***
Period: ***2005 - to date***
Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***
Position: ***chief expert of the Corporate Governance and Shareholder Relations Department of the Corporate Center.***
Member of the Board of Directors of the following joint-stock companies:
OAO Krasnoyarskenergosbyt, member of the Board of Directors;
OAO Murmansk Combined Heat and Power Station, member of the Board of Directors.
OAO Vologda Trunk Grid Company, member of the Board of Directors;
OAO Karachaevo-Cherkesskaya Hydrogeneration company, member of the Board of Directors;
OAO Omsk Electric Power Generation Company, member of the Board of Directors;
OAO Saratov Trunk Company, member of the Board of Directors;
OAO Concern Mordovskaya State District Power Station, member of the Board of Directors;
Share in the authorised capital of the Issuer: ***None***
Share of common stock in the Issuer's authorised capital: ***None***
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***
Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***
Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***
Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***
Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

2. BUKVIN Mikhail Sergeevich
Year of birth: ***1977***
Educational background: ***Higher education, in 2005 graduated from the State University of Management***
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:
Period: ***2002 – 2004.***
Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***
Position: ***Leading expert of the Economy and Planning Section of the Economic Planning and Financial Control Department.***
Period: ***2005 – to date.***
Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***
Position: ***Chief of Section of Business Unit No. 2 Economic Planning and Financial Control Department.***
Member of the Auditing Commission of the following companies:
- OAO West-Siberian Combined Heat and Power Station;
- OAO Kuzbassenergosbyt;

- *OAO Saratovenergo;*
- *OAO Tyvaenergokholding;*
- *OAO Ulyanovsk TGC;*
- *OAO South Kuzbass State District Power Station.*

Share in the authorised capital of the Issuer: *None*
Share of common stock in the Issuer's authorised capital: *None*
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*
Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*
Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*
Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: *none.*
Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

3. KLESHNINA Natalia Viktorovna
Year of birth: *1965*
Educational background: *Higher education*
Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:
Period: *2004 to date.*
Organisation: *Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.*
Position: *Leading expert of the Internal Audit Department of the Corporate Centre.*
Share in the authorised capital of the Issuer: *None*
Share of common stock in the Issuer's authorised capital: *None*
Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*
Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*
Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*
Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*
Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: *none.*
Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*
Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

4. SMIRNOVA Elena Evgenievna – Chairman of the Auditing Commission

Year of birth: *1976*

Educational background: ***Higher professional education, in 1998 graduated from Volgograd State University.***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1999 – 2001***

Organisation: ***OOO Avikom A.***

Position: ***Deputy Chief Accountant, auditor.***

Period: ***2001 – 2003***

Organisation: ***Representative office of RAO UES of Russia "Tsentrenergo".***

Position: ***Adviser on functioning of auditing commissions.***

Period: ***2003-2004***

Organisation: ***ZAO Transservisenergo.***

Position: ***Deputy General Director, Economy.***

Period: ***2004 – to date.***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief of Department of Auditing Commissions.***

Share in the authorised capital of the Issuer: ***None***

Share of common stock in the Issuer's authorised capital: ***None***

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: ***None***

Share in the authorised capital of subsidiary/associated companies of the Issuer: ***None***

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: ***None***

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: ***None***

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: ***none.***

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: ***None***

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: ***None***

5. SHVETSOVA Marina Vladimirovna

Year of birth: ***1964***

Educational background: ***Higher education, 1987 - Gorki Institute of Engineers of Water Transport; 2001 - Nizhniy Novgorod Academy of the Ministry of Interior of Russia; speciality: finance and credit; qualification: economist, lawyer***

Positions held in the Issuer and other organisations for the last 5 years and currently, including joint appointments:

Period: ***1997 - 2004***

Organisation: ***auditing firm OOO Finance and Law***

Position: ***Director***

Period: ***2004 – 2006.***

Organisation: ***Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia.***

Position: ***Chief Expert of the Capital Management Department of Business Unit No. 2.***

Period: *2006 to date*

Organisation: *Open Joint-Stock Company Siberian Coal Energy Company.*

Position: *Chief specialist of the Power Assets Management Department.*

Member of the Board of Directors of the following entities:

OAO Omskenergo - member of the Board of Directors

OAO Omsk Trunk Grid Company - member of the Board of Directors

OAO Trunk Electrical Power Supply Grids - member of the Board of Directors

OAO Kuzbassenergo Regional Electrical Grid Company - member of the Board of Directors

OAO Chita Trunk Grids - member of the Board of Directors

OAO Amur Trunk Grid Company - member of the Board of Directors

OAO Khabarovsk Trunk Grid Company - member of the Board of Directors

Share in the authorised capital of the Issuer: *None*

Share of common stock in the Issuer's authorised capital: *None*

Number of shares in the Issuer which may be acquired through exercising of rights on the Issuer's options held: *None*

Share in the authorised capital of subsidiary/associated companies of the Issuer: *None*

Share of common stock in authorised capital of subsidiary/associated companies of the Issuer: *None*

Number of shares of subsidiary/associated companies of the Issuer which may be acquired through exercising of rights on options held: *None*

Nature of any family relations between the member of the Issuer's body supervising its financial and economic activities and other members of the Issuer's bodies, members of the Board of Directors of the Issuer, members of the collective executive body of the Issuer, or the person holding the office of the sole executive body of the Issuer: *none.*

Details of bringing to administrative responsibility for offences in the fields of finance, taxes, stock market, or criminal responsibility (availability of previous conviction) for crimes in the field of economy or for crimes against state: *None*

Details of holding of positions in management bodies of commercial organisations during the period when a bankruptcy-related action was brought and/or one of bankruptcy proceedings stipulated by the legislation of the Russian Federation on insolvency (bankruptcy) was initiated against such organisations: *None*

5.6. Details of amount of remuneration, benefits and/or reimbursement of expenses of members of the body supervising financial and economic activities of the Issuer

Description and amount of all kinds of remuneration including wages, bonuses, commission, benefits and/or reimbursement of expenses, as well as other property provided by the Issuer for the last complete fiscal year, as well as details of existing agreements concerning such payments in the current financial year:

Remuneration to members of the Auditing Commission in 2007 shall be paid according to the "Regulations on payment of remunerations and compensations to the members of the Auditing Commission of OAO Kuzbassenergo", approved by the annual General Meeting of shareholders of OAO Kuzbassenergo on June 26th, 2006.

According to their provisions:

"1. Remunerations and compensations shall be paid by the Company in the monetary form.

3.1. For participation in the check (auditing) of the financial and economic activity of the Company each member of the Auditing Commission shall be paid a lump-sum remuneration amounting to five minimum monthly base salaries of a first-category worker established by the Russian Federation power industry collective agreement (hereinafter referred to as the Agreement) as of the date of carrying out the check (auditing), with due allowance for the indexation stipulated by the Agreement.

3.2. For each check (auditing) of the financial and economic activity of the Company performed members of the Auditing Commission of the Company may be paid a supplementary remuneration not exceeding twenty minimum monthly base salaries of a first-category worker established by Agreement, with due allowance for the indexation stipulated by the Agreement.

The procedure and terms of disbursement of the supplementary remuneration shall be determined by the Board of Directors of the Company.

3.3. The amount of remunerations paid to the Chairman of the Auditing Commission of the Company according to clauses 3.1 and 3.2 hereof shall be increased by 50 %.

"Regulations on payment of remunerations and compensations to the members of the Auditing Commission of OAO Kuzbassenergo" are available at OAO Kuzbassenergo website at: http://www.kuzbassenergo.ru/invest/doc/mandatory/doc/.

Payments to all members of the Auditing Commission for 2006 amounted to 786,964 (Seven hundred eighty six thousand nine hundred sixty four) RUB and 33 copecks.

Wages of all members of the Auditing Commission for 2006 amounted to 299,353 (Two hundred ninety nine thousand three hundred fifty three) RUB and 93 copecks.

Bonuses paid to all members of the Auditing Commission for 2006 amounted to 142,469 (One hundred forty two thousand four hundred sixty nine) RUB and 40 copecks.

Remuneration for participation in checks (auditings) paid to all members of the Auditing Commission for 2006 amounted to 345,141 (three hundred forty five thousand one hundred forty one) RUB and 00 copeck.

Commissions for 2006: 0 RUB.

Benefits and/or reimbursement of expenses for 2006: 0 RUB.

Other property provided for 2006: 0 RUB.

Total amount of payments to all members of the Auditing Commission for 9 months of 2007 was 251,280 (two hundred fifty one thousand two hundred eighty) RUB and 00 copeck,

including:

- remuneration for participation in checks (auditings) paid to all members of the Auditing Commission for 9 months of 2007 of 251,280 (two hundred fifty one thousand two hundred eighty) RUB and 00 copeck.

5.7. Details of number and summary data on education and composition of the Issuer's employees (workers), as well as about variation of number of the Issuer's employees (workers)

Description	30.09.2007
Average number of employees, persons	*7,311*
Share of the Issuer's employees having higher professional education, %	*31.76*
Amount allocated to labor compensation, RUB	*1,321,713,600*
Amount allocated to public welfare, RUB	*27,158,000*
Total amount of money spent, RUB	*15,737,376,000*

Issuer's employees exercising significant influence on financial and economic activities of the Issuer (key employees):

Name	Year of birth	Current position	Record of service in this position	Record of service in OAO Kuzbassenergo
MIKHAILOV Sergey Nikolaevich	*1959*	*General Director*	*7 years*	*7 years*
GRETSINGER Yuri Aleksandrovich	*1953*	*Deputy General Director, Production - Technical Director*	*3 years*	*31 year*

LAVROV Alexander Mikhailovich	***1950***	***Deputy General Director, Economy and Finance***	***3 years***	***3 years***
SHEIBAK Yuri Vladimirovich	***1953***	***Deputy General Director, Marketing and Sales - Director for for Market Operations***	***1 year***	***26 years***
EROFEEV Alexander Kupriyanovich	***1959***	***Deputy General Director, Production Support***	***1 year***	***7 years***
GREBENNIKOV Alexei Antonovich	***1939***	***Adviser to the General Director on General Issues***	***1 year***	***10 years***
SKOROKHODOV Dmitry Viktorovich	***1977***	***Deputy General Director, Corporate Governance***	***1 year***	***8 years***

Details of the trade-union body formed by the employees (workers) of the Issuer:

Representative body of the employees of the Issuer is the Kemerovo regional trade-union organisation "Electroprofsoyuz".

3,710 employees of the Issuer (50 %) are members of the trade union.

The basic mechanism of interaction of the employer and the trade union is social partnership assuming that trade union not only performs its functions, but also participates in implementation of the Issuer strategy, its sustainable development upon which depends the well-being of each employee.

The basic document reflecting interests of of the Issuer's employers and employees is the Collective Agreement of OAO Kuzbassenergo for 2007-2008. This document determines and regulates social and labor relations between the employer and the workers as well as assosiated economic relations, labour remuneration terms and conditions, labour guarantees and benefits, rights, duties and responsibility of the parties to the social partnership. The period of validity of the Agreement is from 01 January, till 31 December, 2008.

The Collective Agreement has been developed according to the Branch Rate Agreement of the electric power industry for 2007 - 2008.

5.8. Details of any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital (unit fund) of the Issuer

Issuer's commitments regarding possibility of participation of the Issuer's employees (workers) in its authorised (share) capital.

Employment contracts concluded with the Issuer's employees do not provide for any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital of the Issuer.

Share in the authorised (share) capital (unit fund) of the Issuer (number of ordinary shares in the Issuer being a joint-stock company) which according to such commitments can be acquired by the Issuer's employees (workers):

Employment contracts concluded with the Issuer's employees do not provide for any Issuer's commitments to employees (workers) regarding possibility of their participation in the authorised (share) capital of the Issuer.

Details of provision or possibility of provision of the Issuer's options to the Company employees (workers).

Employment contracts concluded with the Company employees (workers) do not provide for granting to the Company employees (workers) any Issuer options.

VI. Details of members (shareholders) of the Issuer and of transactions made by the Issuer involving an interest of Company officers

6.1. Information on total number of shareholders (members) of the Issuer

Total number of persons registered in the Shareholder Register of the Issuer as of the end of the accounting period: *1340* including *8* nominee holders.

6.2. Details of the Issuer's members (shareholders) holding at least 5 percent of its authorised (share) capital (unit fund) or at least 5 percent of its common shares, as well as details of members (shareholders) of such persons holding at least 20 percent of their authorised (share) capital (unit fund) or at least 20 percent of their common shares

Full and short business names	*Limited Liability Company Depository and corporate technologies, OOO Depository and corporate technologies (nominee holder)*
Place of business:	*119607, Moscow, Ramenki street, 17, bldg 1*
Taxpayer identification number (if any):	*7729520219*
Contact telephone:	*(495) 641-30-32*
Fax:	*(495) 641-30-31*
E-mail:	*dkt@depotech.ru*
Number, date of issue and term of validity of the licence of a professional stock market participant:	*Licence of a professional stock market participant authorizing business of a depositary institution No. 077-08381-000100, 21.04.2005, valid till 21.04.2008*
Name of authority which issued the licence:	*Federal Service for Financial Markets of Russia*
Number of common shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder:	*297,020,200*
Shareholders (members) holding at least 20 percent of the authorised capital of the Issuer's shareholder (member):	
Full and short business names:	*Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia*
Place of business:	*119526, Russia, Moscow, Prospekt Verdnadskogo, 101, Bldg. 3*
Taxpayer identification number (if any):	*7705018828*
Share in the authorised capital of the Issuer:	*49%*
Share of common stock in the Issuer:	*49%*

Full and short business names	*Open Joint-Stock Company Alpha Bank, OAO Alpha Bank (nominee holder)*
Place of business:	*107078, Moscow, Kalanchevskaya street, 27*
Taxpayer identification number (if any):	*7728168971*
Contact telephone:	*(495) 795-36-48*
Fax:	*(495) 795-36-50*

E-mail:	*mail@alfabank.ru*
Number, date of issue and term of validity of the licence of a professional stock market participant:	*Licence of a professional stock market participant authorizing business of a depository institution:* *- business of a depository institution, No. 177-04148-000100 of 20 December, 2000, without restriction of the period of validity;* *- business of a broker, No. 177-03471-100000 of 07 December, 2000, without restriction of the period of validity;* *- business of a dealer, No. 177-03574-010000 of 07 December, 2000, without restriction of the period of validity;* *- securities management activity, No. 177-03671-001000 of 07 December, 2000, without restriction the of period of validity.*
Name of authority which issued the licence:	*Federal Commission for Securities*
Number of common shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder:	*121 232 760*
Shareholders (members) holding at least 20 percent of the authorised capital of the Issuer's shareholder (member):	
Full and short business names:	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*
Place of business:	*7/22 Derbenevskaya nab., 115114 Moscow, Russia*
Taxpayer identification number (if any):	*7708129854*
Share in the authorised capital of the Issuer:	*20.00%*
Share of common stock in the Issuer:	*20.00%*

Full and short business names	*ING BANK (EURASIA) ZAO (Private Joint-Stock Company) (nominee holder)*
Place of business:	*127473, Russian Federation, Moscow, Krasnoproletarskaya street, 36*
Taxpayer identification number (if any):	*7712014310*
Contact telephone:	*(495)755-54-00*
Fax:	*(495)755-54-99*
E-mail:	*mail.russia@ingbank.com*
Number, date of issue and term of validity of the licence of a professional stock market participant:	*Licence of a professional stock market participant authorizing business of a depository institution:* *- business of a depository institution, No. 177-03728-000100 of 07 December, 2000, without restriction of the period of validity;* *- business of a broker, No. 177-03809-100000 of 07 December, 2000, without restriction of the period of validity;* *- business of a dealer, No. 177-03870-010000 of 07 December, 2000, without restriction of the period of validity;* *- securities management activity, No. 177-03927-001000 of 07 December, 2000, without restriction the of period of validity.*

Name of authority which issued the licence:	*Federal Commission for Securities of the Russian Federation*
Number of common shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder:	*128 023 174*
Shareholders (members) holding at least 20 percent of the authorised capital of the Issuer's shareholder (member):	
Full and short business names:	*Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK*
Place of business:	*7/22 Derbenevskaya nab., 115114 Moscow, Russia*
Taxpayer identification number (if any):	*7708129854*
Share in the authorised capital of the Issuer:	*19,93 %*
Share of common stock in the Issuer:	*19,93 %*

Full and short business names	*Closed Joint-Stock Company Depository Clearing Company, ZAO DCC (nominee holder)*
Place of business:	*Building B, 31, Shabolovka Street, Moscow, 115162*
Taxpayer identification number (if any):	*7710021150*
Contact telephone:	*(495) 956-09-99*
Fax:	*(495) 232-68-04*
E-mail:	*dcc@dcc.ru*
Number, date of issue and term of validity of the licence of a professional stock market participant:	*Licence of a professional stock market participant for carrying out:* *- depository activity No. 177-06236-000100 of 09.10.2002;* *- clearing activity No. 177-06229-000010 of 07.10.2002*
Name of authority which issued the licence:	*Federal Commission for Securities of the Russian Federation*
Number of common shares in the Issuer registered in the Shareholder Register of the Issuer in the name of the nominee holder:	*34 059 006*

6.3. Details of share of state or municipal bodies in the authorised (share) capital (unit fund) of the Issuer, availability of a special right ("gold share")

Share in the authorized capital of the Issuer owned by the Govenment, constituent entities of the Russian Federation, municipal authorities:

By the resolution of the State-Owned Property Management Committee of Kemerovo region No. 330 of 21.09.1993 "On privatisation and reorganisation of POEiE Kuzbassenergo into The Kuzbass Joint-Stock Power Generation and Electrification Company of Open Type" no common shares in the Company were allocated to state/federal bodies or bodies of constituent entities of the Russian Federation.

The State-Owned Property Management Committee of Kemerovo region acquired on the secondary stock market 100 common shares in the Company that makes 0.000016% of the Company authorised capital.

Place of business: ***650099, city of Kemerovo, prospekt Sovetskiy, 58.***

Block of shares in the Issuer assigned as state (municipal) property: ***None.***

Availability of a special right to participation of the Russian Federation, constituent entities of the

Russian Federation, municipal entities in the Issuer's management ("gold share"): ***not provided for.***

6.4. Details of restrictions with respect to participation in the authorised (share) capital (unit fund) of the Issuer

Limitations for the amount of shares held by one shareholder, and/or their total nominal value, and/or maximum number of the votes represented by one shareholder established by the Issuer's Charter.

Company's Charter does not stipulate any limitations for participation in the authorised capital of the OAO Kuzbassenergo.

Restrictions for shareholding of foreign persons in the authorised capital of the Issuer established by the legislation of the Russian Federation and other statutory regulations of the Russian Federation.

The legislation of the Russian Federation and other statutory regulations of the Russian Federation do not not establish any restrictions for the share of foreign persons in the authorised capital of the Issuer.

Other Restrictions relating to the participation in the authorised capital of the Issuer.

There are no other restrictions relating to the participation in the authorised capital of the Issuer.

6.5. Details of changes in composition and amount of participation of shareholders (members) of the Issuer holding at least 5 percent of its authorised (share) capital (unit fund) or at least 5 percent of its common shares

Issuer's shareholders (members) holding at least 5 percent of the authorised (share) capital of the Issuer, and if the Issuers is a joint stock company, also at least 5 percent of ordinary shares in the Issuer, determined as of the date of making up the register of persons that had the right to participate in each General Meeting of shareholders (members) of the Issuer held for 5 last complete financial years preceeding the closing date of the accounting period:

Sl No.	Date of drawing up the list of persons having the right to attend General Meeting of shareholders	Name of the shareholder holding at least 5% of the authorised capital (5% of common shares) as of the date of drawing up the list	% of the authorised capital	% of common shares
1.	*February 25th, 2002*	*Renaissance Nominees (Cyprus) Limited*	*12.87*	*12.87*
		Renaissance Securities (Cyprus) Limited	*7.42*	*7.42*
		Mastill Enterprajziz Limited	*6.24*	*6.24*
		THE BANK OF NEW YORK INTERNATIONAL NOMINEES	*7.17*	*7.17*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	*49.00*	*49.00*
2.	*May 8th, 2002*	*Renaissance Nominees (Cyprus) Limited*	*15.06*	*15.06*
		Trans – Siberian Electricity Company Limited	*15.00*	*15.00*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	*49.00*	*49.00*
3.	*April 18th, 2003*	*BODMIN INVESTMENTS LIMITED*	*19.36*	*19.36*
		PLANETARY ALIGNMENT LTD.	*15.00*	*15.00*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	*49.00*	*49.00*

4.	*May 7th, 2004*	***BODMIN INVESTMENTS LIMITED***	*14.45*	*14.45*
		PLANETARY ALIGNMENT LTD.	*17.61*	*17.61*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
5.	***May 13th, 2005***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*43.44*	*43.44*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
6.	***November 14th, 2005***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*43.48*	*43.48*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
7.	***March 30th, 2006***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*43.48*	*43.48*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
8.	***May 12th, 2006***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*43.48*	*43.48*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
9.	***November 17th, 2006***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*43.48*	*43.48*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
10.	***April 23rd, 2007***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*43.48*	*43.48*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
11.	***July 24th, 2007***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*43.48*	*43.48*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***
12.	***September 24th, 2007***	***Open Joint-Stock Company Siberian Coal Energy Company, OJSC SUEK***	*44.02*	*44.02*
		Russian Power Generation and Electrification Open Joint-Stock Company UES of Russia, RAO UES of Russia	***49.00***	***49.00***

6.6. Details of transactions made by the Issuer involving an interest of Company officers

Details of the number and volume (in money terms) of transactions made by the Issuer during the last accounting quarter which according to the legislation of the Russian Federation are recognised as

transactions involving an interest of Company officers, that required approval by the authorised management body of the Issuer:

During the accounting quarter there were no transactions involving an interest of Company officers.

Data on each transaction (group of interrelated transactions) with a value exceeding 5 percent of the book value of the Issuer's assets determined according to its financial accounting as of the last accounting date before making the transaction concluded by the Issuer during the last accounting quarter:

During the accounting quarter there were no transactions with a value exceeding 5 percent of the book value of assets that involved an interest of Company members.

Transactions (group of interrelated transactions) involving an interest of Company officers which required approval, but were not approved by the authorised management body of the Issuer (resolution on approval of which was not passed by the Board of Directors (the Supervisory Board) or the General Meeting of members (shareholders) of the Issuer in cases when such approval was compulsory according to the legislation of the Russian Federation):

There were no such transactions.

6.7. Details of debt receivable

Structure of the Issuer's debt receivable for the last complete accounting period (including maturity terms):

Debt receivable	30.09.2006		30.09.2007	
	Maturity		Maturity	
	< one year	> one year	< one year	> one year
Debt receivable from buyers and customers, RUB	*478 517 000*	*21 537 000*	*351 082 000*	*15 057 000*
Including overdue debt, RUB	*168 257 000*	*0*	*20 616 000*	*0*
Debt receivable under bills receivable, RUB	*0*	*0*	*0*	*0*
Including overdue debt, RUB	*0*	*0*	*0*	*0*
Debt receivable from members (founders) as part of contribution to the authorised capital, RUB	*0*	*0*	*0*	*0*
Including overdue debt, RUB	*0*	*0*	*0*	*0*
Debt receivable under advances made, RUB	*480 551 000*	*842 000*	*1 160 028 000*	*778 000*
Including overdue debt, RUB	*20 356 000*	*0*	*4 879 000*	*0*
Other debt receivable, RUB	*370 153 000*	*114 991 000*	*798 643 000*	*95 605 000*
Including overdue debt, RUB	*2 348 000*	*9 801 000*	*1 501 000*	*0*
Total, RUB:	*1 329 221 000*	*137 370 000*	*2 309 753 000*	*111 440 000*
Including total overdue debt, RUB	*190 961 000*	*9 801 000*	*26 996 000*	*0*

Debt receivable as of 30.09.2007 as compared to 30.09.2006 increased by 954,602 thousand roubles or by 65 % basically due to:

- advance payments effected to suppliers and contractors to the amount of 679,477 thousand roubles or 2.4 times

- settlement of ***accounts with the budget to the amount of 378,993 thousand roubles (overpayment under profit tax and VAT).***

The overdue debt receivable decreased by 163,965 thousand roubles (7.4 times), its share in the total amount of the indebtedness as of 30.09.2007 amounted to 1.1 %.

Debtors accounting for at least 10% of total debt receivable:

Full business name of the debtor	***Open Joint-Stock Company Siberian Coal Energy Company***
Short business name of the debtor	***OJSC SUEK***
Place of business	***7/22 Derbenevskaya nab., 115114 Moscow, Russia***
Amount of debt receivable, RUB	***450,240,000***
Amount and terms and conditions of the overdue debt receivable (interest rate, fines, default interest)	***0***
Affiliation	***Affiliated person***
Issuer's share in the authorised capital of the affiliated person	***0***
Share of common stock in the affiliated person held by the Issuer	***0***
Affiliated person's share in the authorised capital of the Issuer	***44.02***
Share of common stock in the Issuer held by the affiliated person	***44.02***

As of 30.09.2007 the share of the indebtedness of OJSC SUEK in the total debt receivable was 18.6%.

VII. Financial statements of the Issuer and other financial information

7.1. Annual financial statements of the Issuer

a) Annual financial statements of the Issuer for the last complete fiscal year prepared according to the requirements of the legislation of the Russian Federation: ***The annual financial statements of the Issuer for 2006 were presented in the quarterly report of the Issuer for the I quarter of 2007.***

b) Annual financial statements of the Issuer Annual for the abovementioned period in Russian prepared according to the International Financial Reporting Standards (IFRS) or the Generally Accepted Accounting Principles (GAAP) of the USA: ***The Issuer does not prepare individual annual financial statements according to IFRS or GAAP.***

7.2. Quarterly financial statements of the Issuer for the last complete accounting quarter.

a) Quarterly financial statements of the Issuer for the accounting quarter prepared according to the requirements of the legislation of the Russian Federation: ***The quarterly financial statements include:***
- ***Balance Sheet (form No. 1);***
- ***Profit and Loss Statement (form No. 2).***

BALANCE SHEET
as of 30 September, 2007

		Codes
Form No. 1 according to OKUD (Russian classification of management documentation)		0710001
Date (year, month, day)		2007 / 09 / 30
Entity: **OAO Kuzbassenergo**	as per OKPO	10563800
Taxpayer identification number	INN	4200000333
Activities: **Industry**	as per OKVED	40.10.11
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47 / 41
Measurement unit: **thousand RUB**	as per OKEI	384

Place of business (address): **656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2**
Date approved:
Date submitted (filed):

ASSETS	Line code	As of beginning of the accounting year	As of the end of the accounting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	1	1
Permanent assets	120	15,354,205	17,635,930
Construction in progress	130	782,026	1,691,379
Income-bearing investments into tangible assets	135	4	3
Long-term financial investments	140	2,597,155	355,000
Deferred tax assets	145	167,785	151,689
Other non-current assets	150	4,465	4,808
	151	0	0
TOTAL for section I	190	18,905,641	19,838,810
II. CURRENT ASSETS			
Inventories	210	950,869	1951222
Including: raw materials, consumables and other similar valuables	211	939,068	1,809,439
rearers and fatteners	212	0	0
expenses relating to construction-in-progress	213	0	0
finished products and goods for resale	214	1,885	1,401

goods shipped	215	159	0,
deferred expenses	216	9,757	2,3893
other inventories and expenses	217	0	116,489
	218	0	0
Value added tax on purchased valuables	220	209,869	172,026
Accounts receivable (with a maturity exceeding 12 months after the reporting date)	230	111,428	111,440
Including buyers and customers	231	21,531	1,5057
Accounts receivable (with a maturity within 12 months after the reporting date)	240	1,085,916	2,309,753
Including buyers and customers	241	340,750	351,082
Short-term financial investments	250	50,112	340,111
Cash	260	178,033	486,150
Other current assets	270	554	86
	271	0	0
TOTAL for section II	290	2,586,781	5,370,788
BALANCE	300	21,492,422	25,209,598

LIABILITIES	Line code	As of beginning of the accounting year	As of the end of the accounting period
1	2	3	4
III. EQUITY AND RESERVES			
Authorised capital	410	606,164	606,164
Treasury shares	411	0	0
Additional capital	420	15,424,492	15,409,434
Reserve capital	430	30,308	30,308
Reserves created pursuant to law	431	30,308	30,308
Reserves created pursuant to statutory documents	432	0	0
	433	0	0
Undistributed profit of prior years	460	1,503,460	1,518,476
Retained profit (outstanding loss)	470	0	2,490,078
TOTAL for section III	490	17,564,424	20,054,460
IV. LONG-TERM LIABILITIES			
Loans and credits	510	433,845	704,255
Deferred tax liabilities	515	400,738	577,915
Other long-term liabilities	520	902,953	707,267
	521	0	0
TOTAL for section IV	590	1,737,536	1,989,437
V. CURRENT LIABILITIES			
Loans and credits (90, 94)	610	822,926	857,737
Accounts payable	620	1,323,207	2,150,457
Including: suppliers and contractors	621	487,188	975,545
Arrears on remuneration to Company employees	622	25,401	5,1422
Arrears to state non-budget finds	623	17,946	26,169
Tax arrears	624	529,767	450,239
Other creditors	625	262,905	647,082
Arrears on profit payable to members (founders)	630	2,307	2,428
Deferred incomes	640	42,022	39,611
Reserves for expected expenses	650	0	115,468
Other current liabilities	660	0	0
	661	0	0
TOTAL for section V	690	2,190,462	3,165,701
BALANCE	700	21,492,422	25,209,598

STATEMENT OF VALUABLES ENTERED INTO OFF-BALANCE ACCOUNTS

Parameter	Line code	As of beginning of the accounting year	As of the end of the accounting period
1	2	3	4
Rented permanent assets	910	5,742	50,806
Including those leased	911	0	44,872
Material assets in custody	920	8,132	39,526
Goods on commission	930	0	0
Debts of insolvent debtors written off to the loss	940	397,327	45,3064
Securities on liabilities and payments received	950	87,316	86,981
Securities on liabilities and payments provided	960	614,692	157,977
Depreciation of housing stock	970	1,080	1,071
Depreciation of external land improvement facilities and other similar facilities	980	0	0
Intangible assets received for use	990	0	0
Registered high-security forms	1000	4	4

PROFIT AND LOSS STATEMENT

for the first nine months of 2007

		Codes	
Form No. 1 according to OKUD (Russian classification of management documentation)		0710002	
Date (year, month, day)		2007 | 09 | 30	
Entity: **OAO Kuzbassenergo**	as per OKPO	10563800	
Taxpayer identification number	INN	4200000333	
Activities: **Industry**	as per OKVED	40.10.11	
Form of incorporation/ownership: Open Joint-Stock Company / mixed Russian ownership with a federal share	as per OKOPF/OKFS	47	41
Measurement unit: **thousand RUB**	as per OKEI	384	

Description	Line code	For the accounting period	For the same period of the previous year
1	2	3	4
I. Ordinary activities income and expense			
Proceeds (net) from sale of goods, products, works, services (less added value tax, excises and similar compulsory payments)	010	12,925,731	14,037,897
	011	0	0
Production cost of sold goods, products, works, services	020	(12,825,625)	(12,755,731)
	021	0	0
Gross profit	029	100,106	1,282,166
Business expenses	030	(9,624)	(8,568)
Administrative expenses	040	0	0
Sales profit (loss)	050	90,482	1,273,598
II. Other income and expense			
Interest receivable	060	21,462	6,007
Interest payable	070	(57,605)	(71,941)
Income from participation in other entities	080	4,025	4,476
Other income	090	7,154,143	1,263,720
	091	0	0,
Other expense	100	(3,637,946)	(1,602,917)
Profit (loss) before tax	140	0	0
Deferred tax assets	141	3,574,561	872,943
Deferred tax liabilities	142	(15,818)	(59,590)
Current profit tax	150	(177,505)	(99,641)
Other similar compulsory payments	180	(691,954)	(274,655)
Net profit (loss) for the accounting period	190	(187,716)	(231,588)
FOR REFERENCE		2,501,568	207,469
Constant tax liabilities (assets)	200	27,382	224,380
Base profit (loss) per share	201	-	-
Diluted profit (loss) per share	202	-	-

BREAKDOWN OF SOME PROFIT AND LOSS ITEMS

Description	Line code	For the accounting period		For the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Acknowledged fines, default interest and penalties or fines, default interest and penalties with respect to which a court (arbitration court) collection judgment has been received	210	*2,858*	*48,866*	*4,038*	*1,301*

Profit (loss) of previous years	220	*(106)*	*(425)*	*14,072*	*17,490*
Compensation for damages caused by a non-performance or improper performance of obligations	230	*0*	*0*	*0*	*0*
Exchange differences under foreign exchange transactions	240	*0*	*2*	*10*	*19*
Provision to cover losses	250	*X*	*243,702*	*X*	*0*
Writing off accounts receivable and payable with expired limitation period	260	*10,355*	*49,415*	*23*	*166*
	270	*0*	*0*	*0*	*0*

b) Quaterly financial statements of the Issuer Annual for the abovementioned period (in Russian) prepared according to the International Financial Reporting Standards (IFRS) or the Generally Accepted Accounting Principles (GAAP) of the USA: ***The Issuer does not prepare individual quaterly annual financial statements according to IFRS or GAAP.***

7.3. Consolidated financial statements of the Issuer for the last complete fiscal year

a) Consolidated financial statements of the Issuer for the last complete fiscal year prepared according to the requirements of the legislation of the Russian Federation: ***Consolidated financial statements of the Issuer for 2006 was presented in the quaterly report of the Issuer for the 2nd quarter of 2007.***

b) Consolidated financial statements of the Issuer prepared according to the International Financial Reporting Standards (IFRS)***: Consolidated financial statements of Kuzbassenergo Group (in Russian) prepared according to IFRS for the year ended 31 December, 2006 was presented in the quaterly report of the Issuer for the 2nd quarter of 2007.***

7.4. Details of the accounting policy of the Issuer

During the 3rd quarter of 2007 no changes were introduced into the accounting policy of OAO Kuzbassenergo approved by the OAO Kuzbassenergo Order No. 732 of 29.12.2006.

7.5. Total amount of export, as well as export share in total sales

Total amount of the Issuer's proceeds received from export of products (goods, works, services), as well as share of such proceeds in the Issuer's proceeds from usual kinds of activity calculated for the accounting period: ***The Issuer does not export products (goods, works, services) from the Russian Federation.***

7.6. Details of cost of real estate and material changes in structure of the Issuer's real estate occurred after the date of the last complete fiscal year closure.

Total cost of real estate and amount of accumulated depreciation as of the closing data of the accounting quarter:

Parameter	Accounting period	
	31.12.2006	30.09.2007
Total cost of real estate, RUB	***45,722,761,000***	***48,794,720,000***
Amount of accumulated depreciation, RUB	***30,368,556,000***	***31,158,790,000***
Total depreciated value, RUB	***15,354,205,000***	***17,635,930,000***

Details of material changes in the structure of OAO Kuzbassenergo real estate occurred within 12 months before the accounting quarter closure date:

According to the resolution of the Board of Directors of OAO Kuzbassenergo in January, 2007 the Company acquired power and heat generating and heat transfer network permanent assets of OAO Altaienergo in the city of Barnaul and in the city of Biysk of Altai territory to the amount of 2,967,754 thousand RUB, including industrial buildings to the amount of 1,289,156 thousand RUB.

Details of any acquisitions or retirement for any reason of any other property of the Issuer if the book value of such property exceeds 5 percent of the book value of the Issuer's assets, as well as details of any other changes material to the Issuer occurred with other property of the Issuer after the closing date of the last complete fiscal year to the closing dateof the accounting quarter:

The Issuer did not have other major modifications of the structure of any other property occurred after the closing dateof the last complete fiscal year. There were no acquisitions or retirement for any reason of any other property whith a book value exceeding 5 percent of the book value of the Issuer's assets.

7.7. Details of Issuer participation in litigations (if such participation can materially affect financial and economic activities of the Issuer)

Details of Issuer participation in litigations (including details of sanctions imposed upon the Issuer by the law enforcement agency) if such participation can materially affect financial and economic activities of the Issuer during 3 years preceeding the date of closure of the accounting quarter: ***During 3 years preceeding the date of closure of the accounting quarter, there were no any litigations which could materially affect the Issuer's activity.***

VIII. Additional data on the Issuer and on equity securities placed by it

8.1. Additional data on the Issuer

8.1.1. Details of amount and structure of the authorised (share) capital (unit fund) of the Issuer

Amount the authorised capital of the Issuer as of the date of approval of the issue prospectus: ***606,163,800 (Six hundred six million one hundred sixty three thousand eight hundred) roubles.***

Issuer's authorised capital breakdown by shares classes:

Common shares: ***606,163,800 shares***

Total nominal value: ***606,163,800 (Six hundred six million one hundred sixty three thousand eight hundred) roubles.***

Share of common shares in the authorised capital of the Issuer: ***100,00 %.***

Par value of one share: ***1 (One) rouble.***

Preference shares: ***none.***

Details of circulation of the Issuer shares outside the Russian Federation in the form of circulation according to the foreign law of securities of foreign issuers certificating the rights with respect to the Issuer shares:

- Class (type) of shares circulating outside of the Russian Federation: ***Ordinary registered uncertificated shares circulating according to the foreign right of securities (American Depository Receipts) of a foreign Issuer.***
- Fraction of shares circulating outside of the Russian Federation from total number of shares of the respective class (type): ***As of 30.09.2007 the number of shares deposited under depository receipts, was 5,699,300 i.e. 0.94 % of the authorised capital and total number of votes.;***
- Name and location of the foreign issuer the securities of which certificate the rights with respect to the Issuer's shares of respective class (type): ***Depositary bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES (the depositary agreement was signed on 23 October, 1997);***
- short description of the program (program type) of issue of securities of the foreign issuer certificating the rights with respect to the Issuer's shares of respective class (type): ***sponsored level-1 ADR, number of shares per 1 ADR: 10, Depositary bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, the depositary agreement was signed on 23 October, 1997. ADRs are traded at Berlin and Frankfurt stock exchanges.***
- Details of reception of permission of federal executive authority in charge of stock market supervision to admit the Issuer's shares of the respective class (type) to circulation outside of the Russian Federation (if applicable): ***as of the date of respective admission (23.10.1997) no permission of federal executive authority in charge of stock market supervision for admission of the Issuer's shares to circulation outside of the Russian Federation in the form of American Depository Receipts was required by any regulatory legal acts of the Russian Federation;***
- Name of the foreign trade institutor (trade institutors) through which the securities of the foreign Issuer certificating the rights with respect to the Issuer's shares (if such circulation exists): ***ADRs are traded at Berlin and Frankfurt stock exchanges;***
- Other details of circulation of the Issuer's shares outside of the Russian Federation (to be specified by the Issuer at its own discretion): ***none.***

8.1.2. Details on change of the amount of the authorised (share) capital (unit fund) of the Issuer

Details on change of the amount of the authorised (share) capital (unit fund) of the Issuer during the last five years and if the Issuer carries out its activity for less than 5 years, then for each complete fiscal year preceeding the date of approval of the issue prospectus: ***During the last five years the authorised capital of OAO Kuzbassenergo has not changed.***

8.1.3. Details of formation and use of the reserve fund, as well as other funds of the Issuer

Details of the reserve fund, as well as other funds of the Issuer formed at the expense of its net profit: ***The amount of the reserve fund is established by the Company's Charter and may not be less than five percent (5%) of the authorised capital of the Company. The reserve fund is formed by compulsory yearly deductions made until it reaches the amount established by the Company Charter. The amount of yearly deductions is specified by the Company's Charter, but it can not be less than 5 (five) percent of the Company's net profit. The reserve fund shall be used exclusively for dedicated purposes. The Company reserve fund is intended for covering Company losses, as well as for repayment of Company bonds and redemption of Company shares if no other funds are available.***

As of 30.09.2007

Parameter	As of 30.09.2007.
Amount of fund established by constituent instruments, % of the authorized capital	*5*
Amount of fund in money terms, thousand RUB	*30 308,00*
Amount of fund in percentge of the authorized capital, %	*5*
Amount of deductions to the fund during the year, thousand RUB	*0*
Amount of fund money used, thousand RUB	*0*

Details of other funds of the Company (thousand RUB)

Description	Balance as of the beginning of the financial year	Deductions during the accounting period	Allocated (used) during the accounting period	Balance as of the end of the financial year
Accumulation fund	362 373	109 439	0	471 812
Social fund	7 914	0	42	7 872

Note:
Undistributed profit of previous years stated in the Company's balance includes:
- Accumulation fund formed at the expense of net profit allocated for development of production;
- Social fund representing a source for transfer of nonindustrial facilities to municipal authorities.

8.1.4. Details of procedure of convocation and holding of meetings of the supreme management body of the Issuer

Name of the supreme management body of the Issuer: ***General Meeting of shareholders.***

Procedure of notification of shareholders (members) about convocation of the of the supreme management body of the Issuer according to the Charter:

"11.5. The notice of the General Meeting of shareholders shall not later than 30 (Thirty) days prior to the scheduled date of the meeting be published by the Company in the "Rossiyskaya Gazeta" newspaper."

Persons (bodies) authorized to call (to require convocation of) an extraordinary meeting of the supreme management body of the Issuer, as well as the procedure for sending such requests according to the Charter:

"14.2. An extraordinary General Meeting of shareholders of the Company shall be held by the resolution of the Board of Directors of the Company by its own initiative, on demand of the Auditing Commission of the Company, the Auditor of the Company, as well as the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company as of the date of presentation of the request.

14.3. Convocation of an extraordinary General Meeting of shareholders on demand of the Au-

diting Commission of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company shall be arranged by the Board of Directors of the Company.

Such General Meeting of shareholders shall be held within 40 (Forty) days since the date of submission of the request of calling the extraordinary General Meeting of shareholders of the Company except for the case stipulated by clause 14.9 hereof.

14.4. The request of convocation of an extraordinary General Meeting of shareholders of the Company shall specify matters to be included into the agenda of the meeting.

Person(s) demanding convocation of an extraordinary General Meeting of shareholders of the Company shall have the right to suggest draft resolution of the extraordinary General Meeting of shareholders of the Company, and the form of holding of the General Meeting of shareholders. In case the offered agenda of the extraordinary General Meeting of shareholders contains an issue of putting forward candidates for election of management bodies of the Company, such issue is subject to respective provisions of article 13 of this Charter.

The Board of Directors of the Company is not authorized to amend the wording of the agenda items, the wording of resolutions on such items and to change the suggested form of holding of the extraordinary General Meeting of the shareholders called on demand of the Auditing Commission of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company.

14.4. In case the request of convocation of an extraordinary General Meeting of shareholders of the Company is submitted by a shareholder (shareholders), it should contain the name (business name) of the shareholder (shareholders) requiring convocation of the meeting, and data on amount and class (type) of shares in the Company held by him (them).

The request of convocation of an extraordinary General Meeting of shareholders of the Company shall be signed by the person (persons) requiring convocation of such Meeting".

Procedure for determination of the date of holding of the meeting of the supreme management body of the Issuer as prescribed by the Charter:

"11.1 Annual General Meeting of shareholders of the Company shall be held not earlier than two months and not later than six months after the end of the fiscal year.

The annual General Meeting of shareholders must handle isues of election of the Board of Directors and of the Auditing Commission, approval of the Auditor of the Company, approval of the annual report of the Company, annual financial statements, including profit and loss statement (profit and loss accounts) of the Company presented by the Board of Directors of the Company, as well as distribution of Company's profit (including payment (declaration) of dividend, except for profit distributed as dividend based on results of the first quarter, six months, and nine months of the fiscal year) and losses based on results of the fiscal year."

"14.3. Convocation of an extraordinary General Meeting of shareholders on demand of the Auditing Commission of the Company, the Auditor of the Company, or the shareholder (shareholders) holding at least 10 (Ten) percent of voting shares in the Company shall be arranged by the Board of Directors of the Company.

Such General Meeting of shareholders shall be held within 40 (Forty) days since the date of submission of the request of calling the extraordinary General Meeting of shareholders of the Company except for the case stipulated by clause 14.9 hereof."

Persons authorized to suggest items of the agenda of a meeting of the supreme management body of the Issuer as well as procedure of submission of such proposals according to the Charter:

"13.1. The shareholders (shareholder) of the Company holding in the aggregate at least 2 (Two) percent of voting shares in the Company, may suggest items of the agenda of the annual General Meeting of shareholders and put forward candidates for the members of the Board of Directors of the Company and the Auditing Commission of the Company within the limits of the quantitative composition of the respective body.

Such suggestions shall be submitted to the Company at lerast 60 (Sixty) days after the end of the fiscal year.

13.2. A suggestion on entering items into the agenda of the General Meeting of shareholders and on putting forward candidates shall be submitted in writing and shall specify the name (business name) of the shareholder (shareholders) submitting the same, the number and the class (type) of shares held by him (them) and shall be signed by such shareholder (shareholders).

The suggestion on entering items into the agenda of the General Meeting of shareholders should contain the wording of each suggested item, and the proposal on putting forward of candidates - the name and the details of the identity document (series and/or number, date and place of issue, the authority which issued the document) of each candidate put forward, as well as the name of the body wherein the candidate was put forward.

Persons who are authorized to familiarise themselves with the information (materials) presented for preparation and holding of a meeting of the supreme management body of the Issuer, as well as the procedure for familiarisation with such information (materials) according to the Charter:

"11.7. Information (materials) concerning the agenda of a General Meeting of shareholders shall within 20 (Twenty) days, and in case of a General Meeting of the shareholders whose agenda contains a matter of Company reorganisation, within 30 (Thirty) days before the scheduled date of the General Meeting of shareholders, be made available to persons entitled to attend the General Meeting of shareholders in the premises of the executive body of the Company and other places whose addresses are specified in the notice of the General Meeting of shareholders. This information (materials) shall be made available to persons attending the General Meeting of shareholders during the meeting.

The procedure of familiarisation of persons entitled to attend the General Meeting of shareholders with the information (materials) concerning the agenda of the General Meeting of shareholders and the list of such information (materials) shall be established by the resolution of the Board of Directors of the Company.

Procedure for announcement (bringing to the notice of the Issuer's shareholders (members)) of decisions taken by the supreme management body of the Issuer, as well as of voting results:

If the General Meeting of shareholders of the Company is held in the form of compresence of shareholders, voting results as well as the decisions taken by the General Meeting of shareholders of the Company may be announced at the General Meeting of shareholders of the Company.

In the event when the voting results and the decisions taken by the General Meeting of shareholders of the Company have not been announced on the General Meeting of shareholders, within 10 (Ten) days after drawing up the statement of the voting results the decisions taken by the General Meeting of shareholders of the Company, as well as the voting results shall be published by the Company in the "Rossiyskaya Gazeta" newspaper in the form of a voting results report.

8.1.5. Details of business entities in which the Issuer holds at least 5 percent of the authorised (share) capital (unit fund) or at least 5 percent of common shares

List of business entities in which the Issuer as of the closing data of the last accounting quarter holds at least 5% of the authorised (share) capital (unit fund) or at least 5 percent of ordinary stock:

Full business name: *Open Joint-Stock Company Prokopievskenergo.*

Short business name: *OAO Prokopievskenergo.*

Place of business: *653000, Russia, Kemerovo region, city of Prokopievsk, Energeticheskaya street, 14*

Issuer's share in the authorised capital of the entity: *60 %.*

Entity's share in the authorised capital of the Issuer: *none.*

Full business name: *Open Joint-Stock Company Kuzbass Power Repair Company.*

Short business name: *OAO Kuzbassenergoremont.*

Place of business: *Russian Federation, Kemerovo, Karbolitovskaya street, 10.*

Issuer's share in the authorised capital of the entity: *100 %.*

Entity's share in the authorised capital of the Issuer: *none.*

Full business name: ***Open Joint-Stock Company Kuzbasstekhenergo Engineering and Analytical Centre.***
Short business name: ***OAO Kuzbasstekhenergo Engineering and Analytical Centre.***
Place of business: ***650021, Russia, city of Kemerovo, Stantsionnaya street, 17.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Closed Joint-Stock Company Kuzbassenergo Motor Transport Company.***
Short business name: ***ZAO ATP Kuzbassenergo.***
Place of business: ***650021, Russia, city of Kemerovo, Stantsionnaya street, 4.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Closed Joint-Stock Company Health Service "Health Centre "Energetik".***
Short business name: ***ZAO MSCH Health Centre "Energetik".***
Place of business: ***650099, Russia, city of Kemerovo, Kuzbasskaya street, 37.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Open Joint-Stock Company Kuzbassenergoservis.***
Short business name: ***OAO Kuzbassenergoservis.***
Place of business: ***650000, Russia, city of Kemerovo, Karbolitovskaya street, 10.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

Full business name: ***Open Joint-Stock Company Barnaulteplosetremont.***
Short business name: ***OAO BTSR.***
Place of business: ***656037, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
Issuer's share in the authorised capital of the entity: ***100 %.***
Entity's share in the authorised capital of the Issuer: ***none.***

8.1.6. Details of material transactions made by the Issuer

Material transactions (group of interconnected transactions), liabilities under which amount to 10 and more percent of the book value of the Issuer's assets according to its financial statements for the last accounting quarter preceeding the date of making the transaction (material transaction):

During the period from 01.07.2007 to 30.09.2007 OAO Kuzbassenergo has not made any transactions the amount of liabilities under which is 10 and more percent of the book value of the Issuer's assets according to its financial statements for the last accounting period.

8.1.7. Details of credit ratings of the Issuer

Details of each credit rating attributed to the Issuer and/or to the Issuer's securities for 5 last complete financial years (to the best of the Issuer's knowledge) and if the Issuer carries out its activity for less than 5 years, then for each complete fiscal year:

During 5 last complete financial years no credit rating was assigned either to the Issuer or its securities.

8.2. Details of each class (type) of the Issuer shares

Share class: ***common.***
Par value of each share: ***1 (one) rouble.***
Number of outstanding shares: (number of shares which are neither redeemed nor cancelled):

606,163,800 (Six hundred and six million one hundred sixty three thousand eight hundred) shares.

By the order of the Federal Commission on Securities of Russia No. 03-1210/p of 24 June, 2003 additional issues of equity securities of Kuzbass Power and Electrification Open Joint-Stock Company were consolidated and, as a result, the following state registration numbers assigned to the issues of common registered uncertificated shares of Kuzbass Power and Electrification Open Joint-Stock Company were cancelled:

39-1n-00374 of 25.07.1994 (floatation method: private offering; floatation period: 12.01.1994 - 21.01.1994; current status of the issue: the floatation is completed; number of actually placed securities of the issue according to the registered report on results of the issue: 3,030,819 shares);

39-1-00970 of 23.11.1995 (floatation method: allocation to shareholders; floatation period: 23.11.1995 - 23.11.1995; current status of the issue: the floatation is completed; number of actually placed securities of the issue according to the registered report on results of the issue: 603,132,981 shares).

The above issues of common registered uncertificated shares of Kuzbass Power and Electrification Open Joint-Stock Company were assigned the state registration number 1-01-00064-A of 24 June, 2003.

The Registrar, OAO Central Moscow Depositary on 18 July, 2003 consolidated the additional issues in the Register of holders of registered securities of OAO Kuzbassenergo.

Number of additional shares being offered (number of shares of additional issue with respect to which the issue results report was not registered with competent state): ***none.***

Number of declared shares: ***none.***

Number of treasury shares of the Issuer: ***none.***

Number of additional shares which can be being offered as a result of converting of outstanding securities convertible into shares, or as a result of discharge of commitments with respect to the Issuer's options: ***none.***

State registration number and date of state registration: ***1-01-00064-A, 24 June, 2003***

Shareholder rights attached to common shares:

According to paragraph 6.2 of Article 6 of the Charter of Kuzbass Power and Electrification Open Joint-Stock Company:

"6.2. Each common registered share of the Company provides to its holder equal rights.

Shareholders holding common registered shares in the Company have the right:

1) to attend in person or through their representatives General Meetings of shareholders of the Company and to vote thereon on all issues within the terms of reference of the meeting;

2) to suggest items to the agenda of the General Meeting according to the procedure provided for by the current legislation of the Russian Federation and this Charter;

3) to receive information on Company's activities and to review Company documents according to Article 91 of the Federal Law "On Joint-Stock Companies", other statutory regulations and this Charter;

4) to receive dividend declared by the Company;

5) of pre-emption with respect to additional shares and equity securities convertible into shares placed by subscription pro rata to the number of common shares held by them, in cases stipulated by the legislation of the Russian Federation;

6) in case of liquidation of the Company, to receive a part of its assets;

7) to exercise other rights provided for by the legislation of the Russian Federation and this Charter.

8.3. Details of previous issues of equity securities of the Issuer, except for the Issuer's shares

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.3.1. Details of issues of which all securities are redeemed (cancelled)

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.3.2. Details of issues of which securities are outstanding

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.3.3. Details of issues Issuer's liabilities with respect to securities of which are defaulted

Only common shares are outstanding, no other equity securities were issued by the Issuer.

8.4. Details of the person (persons) who provided security under the bonds of the issue

The Issuer has not issued or placed any bonds.

8.5. Terms and conditions of performance of obligations on the issue bonds

The Issuer has not issued or placed any bonds.

8.5.1. Terms and conditions of performance of obligations on mortgage bonds

The Issuer has not issued or placed any mortgage bonds.

8.6. Details of organisations in charge of record-keeping of titles to equity securities of the Issuer.

The Register of holders of registered securities of OAO Kuzbassenergo is maintained by the Registrar.

Full and short business names: *Open Joint-Stock Company Central Moscow Depositary, OAO Central Moscow Depositary or OAO CMD.*

Place of business of the Registrar: *107078, Moscow, Orlikov per., 3, bldg B*

Licence: *for carrying out registrar's activity.*

Licence number: *10-000-1-00255*

Date of issue: *13.09.2002*

Period of validity: *unlimited*

The authority which issued the licence: *Federal Commission for Stock Market of Russia.*

Date from which the Register of registered securities of the Issuer has been maintained by this Registrar: *03.01.2002*

Other information on keeping of the register of holders of registered securities of the Issuer:

The Issuer, on the basis of agreement (FE) No. 49/OW concluded with the Registrar, OAO Central Moscow Depositary, on 19.06.2001 carries out the functions of a transfer agent.

Place of business: *656037, Russian Federation, Altai territory, Barnaul, Brilliantovaya street, 2.*

Mailing address: *650000, Russia, Kemerovo, Kuznetskiy avenue, 30, office 306*

Tel./Fax: *(384-2) 45-37-61.*

The information on OAO Central Moscow Depositary, as well as on branches and transfer agents of the Registrar is available on Company website in section "To shareholders and investors" at *http://www.kuzbassenergo.ru/invest/*

8.7. Details of statutory acts regulating capital import and export issues which may affect disbursement of dividend, interest and other payments to non-residents

Names and essential elements of legislative acts of the Russian Federation effective as of the closing data of the last accounting quarter regulating capital import and export issues that may affect payment of dividends on the Issuer's shares to non-residents:

1. *Tax Code of the Russian Federation, part I, No. 146-FZ of 31 July, 1998 (as amended);*
2. *Tax Code of the Russian Federation, part II, No. 117-FZ of 5 August, 2000 (as amended);*

3. Customs Code of the Russian Federation No. 61-FZ of 28 May, 2003 (as amended);

4. Federal Law No. 173-FZ of 10 December, 2003 "On foreign exchange control and regulation" (as amended);

5. Federal Law No. 160-FZ of 9 July, 1999 "On foreign investments in the Russian Federation" (as amended);

6. Federal Law No. 39-FZ of 25 February, 1999 "On investment activity in the Russian Federation in the form of capital foreign investments" (as amended);

7. Federal Law No. 115-FZ of 7 August, 2001 "On counteraction to legalisation (laundering)of illegally gained income and terrorism financing" (as amended);

8. Federal Law No. 39-FZ of 22.04.96 "On Stock Market" (as amended);

9. Federal Law No. 86-FZ of 10.07.02 "On the Central Bank of the Russian Federation (Bank of Russia)" (as amended);

10. Instructions of the Central Bank of the Russian Federation No. 116 of 07.06.2004 "Special accounts of residents and non-residents".

Besides, a number of Federal Laws ratifies double taxation treaties between the Russian Federation and foreign countries. As of today double taxation treaties have been concluded with more than 50 countries. For example:

1. Federal Law No. 167-FZ of 17 July 1999 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus for the avoidance of double taxation with respect to taxes on income and on capital".

2. Federal Law No. 18-FZ of 8 February, 1998 "On ratification of the Convention between the Government of the Russian Federation and the Government of the French Republic for the avoidance of double taxation and the prevention of fiscal evasion, as well as violation of tax legislation with respect to taxes on income and on property".

3. Federal Law No. 65-FZ of 19 March, 1997 "On ratification of the Convention between the Government of the Russian Federation and the Government of The United Kingdom of Great Britain and Northern Ireland for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains" and Agreements between the Government of the Russian Federation and the Government of The United Kingdom of Great Britain and Northern Ireland of 15 February, 1994 concluded in the form of exchange of notes on application of specific provisions of the Convention.

4. Convention of 18.10.1996 between the Government of the Russian Federation and the Government of the Republic of Kazakhstan for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital.

5. Federal Law No. 158-FZ of 18 December, 1996 "On ratification of the Agreement between the Russian Federation and the Federal Republic of Germany for the avoidance of double taxation with respect to taxes on income and on property".

6. Treaty between the Russian Federation and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (Washington, 17 June, 1992).

7. Agreement of 08.02.1995 between the Government of the Russian Federation and the Government of Ukraine for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on property.

8. Federal Law No. No. 69-FZ of 14.06.2002 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Tajikistan for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on property".

9. Federal Law No. 60-FZ of 28.05.2001 "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Moldova on encouragement and mutual protection of investments".

10. Etc.

8.8. Description of the procedure of taxation of income on the Issuer's equity securities (either placed or being offered)

The procedure of taxation of income on the Issuer's securities is regulated by the Tax Code of the Russian Federation.

The information presented hereunder is of a general character. It is based on Russian legislation effective as of date of preparation of this report and is subject to changes in the future.

According to Chapter 25 of the Tax Code of the Russian Federation (Part Two), tax on incomes of legal entities being tax residents of the Russian Federation on placed securities in the form of dividends is levied at a rate of 9 %; tax on incomes of foreign legal entities - non-residents of the Russian Federation is levied at a rate of 15 % (article 284 of the Tax Code of the Russian Federation).

Tax payment procedure and time limits *The tax withheld at payment of the income in the form of dividends shall be transferred to the budget by the fiscal agent (OAO Kuzbassenergo) which effected the payment within 10 days from the date of payment of the income (article 287 of the Tax Code of the Russian Federation)*

Particularities of the procedure of taxation of incomes of legal entities being tax residents of the Russian Federation: *The tax amount to be withheld from incomes of the tax bearer receiving the dividend is calculated by the fiscal agent proceeding from the total amount of tax and the share of each tax bearer in the total amount of dividend. Total amount of tax is determined as a product of the tax rate and the difference between the amount of dividend distributed to shareholders (members) in the current tax period less the amount of dividend payable by the fiscal agent to foreign entities and/or individuals the non-residents of the Russian Federation in the current tax period, and the amount of dividend received by the fiscal agent in the current accounting (tax) period and the previous accounting (tax) period, unless these amounts of dividend were taken into account earlier for determining taxable dividend income. If the obtained difference is negative, no tax liability arise and no refund from the budget is made (Article 275 of the Tax Code of the Russian Federation).*

Particularities of tax assessment of incomes of foreign legal persons the non-residents of the Russian Federation obtained in the form of dividends: *If a Russian organisation which is a fiscal agent pays dividends to a foreign organisation, the tax base of the tax bearer the recipient of dividends with respect to each such payment is determined as the sum of dividends paid (article 275 of the Tax Code of the Russian Federation).*

Avoidance of double taxation: *Incomes received by a Russian organisation from sources outside of the Russian Federation, are taken into account at determination of its tax base. These incomes are taken into consideration in full with allowance for expenses incurred both in the Russian Federation and abroad.*

At determination of the tax base expenses incurred by a Russian organisation in connection with reception of incomes from sources outside of the Russian Federation are deducted to the extent and according to the procedure established by Chapter 25 of the Tax Code of the Russian Federation.

Amounts of tax paid according to the legislation of foreign states by a Russian organisation are set off at payment by this organisation of the tax in the Russian Federation. The amount of the taxes paid outside of the Russian Federation to be set off cannot exceed the amount of tax payable by this organisation in the Russian Federation.

The offset shall be made provided tax bearer submits a document confirming payment (withdrawal) of the tax outside of the Russian Federation. For taxes paid by the organisation such document shall be certified by a tax authority of the respective foreign state, and for taxes withheld by fiscal agents according to the legislation of foreign states or an international treaty, by a fiscal agent. The certification is valid for the tax period in which it was presented to the fiscal agent.

According to Chapter 23 of the Tax Code of the Russian Federation (Part Two) incomes of natural persons being tax residents of the Russian Federation from share participation in activity of organisations received in the form of dividends are taxed at a rate of 9 %; incomes of natural persons other than tax residents of the Russian Federations are taxable at a rate of 30 % (Article 224 of the Tax Code of the Russian Federation).

Procedure and terms of discharge of tax: *The responsibility to withhold from the tax bearer*

incomes the tax amount and to pay it to the respective budget is assigned to the Russian organisation which is a source of income of the tax bearer in the form of dividends (fiscal agent). The amount of tax charged shall be withheld directly from incomes of the tax bearer at their actual payment. Fiscal agents shall transfer the tax amounts calculated and withheld not later than the day of actual reception in the bank of money intended for the payment of income, as well as for transfer of incomes from bank accounts of fiscal agents to tax bearer bank accounts, or under commission of the latter to bank accounts of third persons (Article 226 of the Tax Code of the Russian Federation).

Particularities of payment of tax on incomes of natural persons with respect to incomes from share participation in activity of organisations: *The amount of tax on incomes of natural persons with respect to incomes from share participation in organisations received in the form of dividends shall be determined taking into account the following provisions:*

1) The amount of tax with respect to dividends received from sources outside of the Russian Federation shall be determined by the tax bearer independently proceeding from the amount of dividends received and the rate stipulated by paragraph 2 of clause 3 of Article 284 of the Tax Code of the Russian Federation.

Tax bearers receiving dividends from a foreign organisation, in particular through a permanent representative office of the foreign organisation in the Russian Federation, are not allowed to reduce the amount of the tax payable by the amount of the tax charged and paid at location of the source of income, unless otherwise provided for by a respective international treaty.

2) If a source of income of the tax bearer is a Russian organisation, this organisation shall be considered as a fiscal agent and shall determine the amount of tax separately for each tax bearer proceeding from the total amount of tax calculated according to the procedure established by clause 2 of Article 275, and the shares of each tax bearer in the total amount of dividends.

Particularities of taxation procedure for natural persons residents of the Russian Federation

The tax amount to be withheld from incomes of the tax bearer receiving the dividend is calculated by the fiscal agent proceeding from the total amount of tax and the share of each tax bearer in the total amount of dividend.

Total amount of tax is determined as a product of the tax rate and the difference between the amount of dividend distributed to shareholders (members) in the current tax period less the amount of dividend payable by the fiscal agent to foreign entities and/or individuals non-residents of the Russian Federation in the current tax period, and the amount of dividend received by the fiscal agent in the current accounting (tax) period and the previous accounting (tax) period, unless these amounts of dividend were taken into account earlier for determining taxable dividend income. If the obtained difference is negative, no tax liability arise and no refund from the budget is made.

Particularities of tax assessment of incomes of natural persons non-residents of the Russian Federation received in the form of dividends: *If a Russian organisation - fiscal agent pays dividends to an individual non-resident of the Russian Federation, the tax base of the tax bearer - recipient of dividends for each such payment shall be determined as total amount of dividends paid.*

Avoidance of double taxation: *Amounts of tax from incomes received outside of the Russian Federation actually paid by the tax bearer who is a tax resident of the Russian Federation, outside of the Russian Federation according to the legislation of other states, are set off at payment of tax in the Russian Federation if it is provided for by the respective double taxation treaty (agreement). The amount set off cannot exceed the amount of tax calculated for same incomes received from sources in the Russian Federation. The offset shall be made provided tax bearer submits a document confirming the revenue earned and the payment of tax outside of the Russian Federation certified by a tax authority of the respective foreign state.*

To be exempted from taxes, to obtain tax deductions or other tax benefits the tax bearer should present to taxation authorities of the Russian Federation an official confirmation that he/she is a resident of the country with which the Russian Federation concluded a double taxation treaty (agreement) effective for the respective tax period (or a part thereof). Such confirmation may be presented either before the tax payment (or advance payments on account of tax) or within one year after the termination of that tax period based on results of which the tax bearer claims tax exemption, tax deductions or other tax benefits.

According to clause 1 of Article 284 of Chapter 25 of the Tax Code of the Russian Federation,

incomes of legal entities - tax residents of the Russian Federation from operations involving resale of securities are subject to profit tax at a rate of 24 % (6.5 % to be paid to the Federal budget and 17.5 %, to budgets of constituent entities of the Russian Federation; for separate classes of tax bearers this tax rate payable to budgets of constituent entities of the Russian Federation may be reduced but maximum to 13.5 %).

Tax rate for foreign legal persons-non-residents receiving incomes from sources located in the territory of Russian Federations is 20 %.

Procedure and time limits of payment of tax by legal persons - residents of the Russian Federation: *Tax payable at the expiration of the tax period shall be paid not later than 28 March of the year following the expired tax period. Quarterly advance payments shall be paid within 28 days from the end of the respective accounting period.*

Monthly advance payments payable within the accounting period shall be paid at the latest on the 28th day of each month of this accounting period.

Tax bearers calculating monthly advance payments proceeding from actually received profit shall pay advance payments at the latest on the 28th day of the month following the accounting period.

Based on results of the accounting (tax) period the amounts of monthly advance payments paid during the accounting (tax) period shall be set off at payment of advance payments based on results of the accounting period. Advance payments based on results of the accounting period shall be set off on account of tax payment for the next tax period.

Particularities of determination of tax base on operations with securities are established by article 280 of the Tax Code of the Russian Federation:

Tax bearer incomes from sale or other disposal of securities (including redemption) shall be determined proceeding from the securities disposal price, as well as the amount of accumulated interest (coupon) income paid by the buyer to the tax bearer, and the amount of interest (coupon) income paid to the tax bearer by the issuer (bill drawer). Amounts of interest (coupon) income earlier taken into account at taxation are not included into the tax bearer income from sale or other disposal of securities.

Expenses at sale (or other disposal) of securities, including investment units of a unit investment fund, shall be determined proceeding from the acquisition price of a security (including its acquisition costs), expenses for its sale, amount of discounts from the estimated value of investment units, as well as the amount of accumulated interest (coupon) income paid by the tax bearer to the seller of the security. Amounts of accumulated interest (coupon) income earlier taken into account at taxation are not included into the tax bearer expenses.

With respect to securities which are not traded on an organised stock market, for taxation purposes taken into account is the actual price of sale or other disposal of these securities provided at least one of following conditions is met:

1) if the actual price of the respective transaction is within the interval of prices for a similar security registered by the trade institutor on the stock market as of the date of making the transaction or as of the date of the last trading before the day of conclusion of the respective transaction if these securities were traded by the trade institutor at least once within the last 12 months;

2) if the deviation of the actual price of the respective transaction is within ± 20 percent from the weighted average price for a similar security calculated by the trade institutor on the stock market according to the rules established by the trade institutor based on results of trading as of the date of making the transaction or as of the date of the last trading before the day of conclusion of the respective transaction if these securities were traded by the trade institutor at least once within the last 12 months.

A tax bearer who is a shareholder selling shares that he received upon increase of the authorized capital of a joint-stock company shall determine his income as a difference between the selling price and originally paid cost of the share adjusted with allowance for the change of number of shares as a result of increase of the authorized capital.

In case of sale or other disposal of securities the tax bearer shall independently, according to the accounting policy adopted for tax purposes choose one of following methods of writing off to charges of the cost of securities disposed of:

1) at cost of first acquisitions (FIFO);

2) at cost of last acquisitions (LIFO);

3) at unit cost.

Tax bearers who suffered losses from operations with securities in the previous tax period or during the previous tax periods may reduce the tax base obtained with respect to operations with securities in the accounting (tax) period.

Losses from operations with securities which are not traded in the organised stock market suffered in the previous tax period (previous tax periods) may be used to decrease the tax base from operations with similar securities only determined in the accounting (tax) period.

Losses from operations with the securities traded in the organised stock market suffered in the previous tax period (previous tax periods) may be used to decrease the tax base from sale of securities of this class only.

Incomes received from operations with securities traded in the organised stock market cannot be reduced by costs or losses from operations with securities which are not traded in the organised stock market.

Incomes received from operations with securities which are not traded in the organised stock market cannot be reduced by costs or losses from operations with securities traded in the organised stock market.

Procedure and terms of payment of tax on profit gained by foreign legal entities the non-residents of the Russian Federation from sale of shares in Russian companies more that 50 % of assets of which are located in the Russian Federation: ***The tax shall be calculated and withheld by the Russian entity paying the income to the foreign entity at each payment of the income and shall be transferred by the fiscal agent to the federal budget simultaneously with the income payment in the currency of payment of this income, or in the currency of the Russian Federation at the rate of the Central Bank of the Russian Federation as of the date of the tax amount transfer.***

Particularities of taxation procedure for foreign legal entities the non-residents of the Russian Federation drawing income from sale of shares in Russian companies more that 50 % of assets of which are located in the Russian Federation: ***If the foreign entity submits to the fiscal agent paying the income before the date of payment of the income a confirmation that such foreign entity has a permanent place of business in the country with which the Russian Federation has an international treaty (agreement) regulating taxation issues regarding the income with respect to which an international treaty provides for a preferential regime of taxation in the Russian Federation, such income shall be exempt of tax withholding at source of payment or the tax shall be withheld at reduced rates.***

In compliance with Chapter 23 of the Tax Code of the Russian Federation (Part Two) the tax on income of individuals-tax residents of the Russian Federation from resale of equity securities shall be levied at a rate of 13 %; the tax rate for individuals who are not tax residents of the Russian Federation shall be levied at a rate of 30 %.

Profit (loss) from sale of securities shall be determined as a difference between the amounts of proceeds received from sale of securities and documented expenses for acquisition, sale and safekeeping of securities actually incurred by the tax bearer.

Tax payment procedure and time limits: ***Tax amount shall be calculated and paid by the fiscal agent upon the end of the tax period (calendar year) or at payment of the tax bearer money before the expiration of the next tax period. At payment of money before the expiration of the next tax period the tax shall be paid from the income share corresponding to the actual amount of money paid.***

Particularities of taxation of incomes of individuals - tax residents of the Russian Federation from resale of equity securities: ***If documentary evidence of expenses is not available, the individual may take advantage of a property-related tax deduction to the amount received from sale of securities, but not exceeding 125,000 roubles.***

Particularities of taxation of incomes of individuals – non-residents of the Russian Federation from resale of equity securities:

Avoidance of double taxation.

To be exempted from taxes, to obtain tax deductions or other tax benefits the tax bearer should present to taxation authorities of the Russian Federation an official confirmation that he/she is a resident of the country with which the Russian Federation concluded a double taxation treaty (agreement) effective for the respective tax period (or a part thereof). Such confirmation may be presented either before payment of the tax (or an advance on account of the tax) or within one year after the termination of that tax period based

on results of which the tax bearer claims tax exemption, tax deductions or other tax benefits.

8.9. Details of declared (calculated) and disbursed dividend on Issuer shares, as well as on income on Issuer bonds

Details of declared (accrued) and paid dividends on the Issuer's shares in for 5 last complete financial years or for each complete financial year if the Issuer carries out its activity for less than 5 years:

Based on results of 2002

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were not declared, based on results of 2002 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2002" (Minutes No. 11 of 11.06.2003).***

In the aggregate on all shares of one class (type): ***dividends were not paid;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***02 June, 2003, minutes No. 11 of 11.06.2003;***

Term established for payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2002;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***dividends were not paid;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were not paid;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

Based on results of 2003

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were not declared, based on results of 2003 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2003" (Minutes No. 12 of 30 June, 2004).***

In the aggregate on all shares of one class (type): ***dividends were not paid;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***24 June, 2004, minutes No. 12 of 30 June, 2004;***

Term established for payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2003;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***dividends were not paid;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were not paid;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

<u>Based on results of 2004</u>

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were not declared, based on results of 2004 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2004" (Minutes No. 13 of 04 July, 2005).***

In the aggregate on all shares of one class (type): ***dividends were not paid;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***27 June, 2005, minutes No. 13 of 04 July, 2005;***

Term established for payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2004;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***dividends were not paid;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were not paid;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

<u>Based on results of 9 months of 2005</u>

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***0.670461 roubles per one ordinary share in OAO Kuzbassenergo.***

In the aggregate on all shares of one class (type): ***406,409,187.51 roubles;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Extraordinary General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***30 December, 2005, minutes No. 14 of 10.01.2005;***

Term established for payment of declared dividends on the Issuer's shares: ***60 days from the date the decision was taken;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***9 months of 2005;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***406,409,187.51 roubles;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were paid in full;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

Based on results of 2005

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were not declared, based on results of 2005 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Since based on results of 9 months 2005 dividend at a rate of 0.670461 roubles per one ordinary share was paid on Company ordinary shares (Minutes No.14 of the General Meeting of shareholders of 30.12.2005), not to pay dividend on ordinary shares in the Company for 2005" (Minutes No. 15 of 05.07.2006).***

In the aggregate on all shares of one class (type): ***dividends were not paid;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***26 June, 2006, minutes No. 15 of 05.07.2006;***

Term established for payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2005;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***dividends were not paid;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were not paid;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

Based on results of the 1st quarter of 2006

Class of shares (type if preference shares): ***ordinary shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***0.329983 roubles per one ordinary share in OAO Kuzbassenergo.***

In the aggregate on all shares of one class (type): ***200,024,000 roubles;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***26 June, 2006, minutes No. 15 of 05.07.2006;***

Term established for payment of declared dividends on the Issuer's shares: ***60 days from the date the decision was taken;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***1st quarter of 2006;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***200,024,000 roubles;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were not paid in full because of missing banking details in the Register of holders of registered securities required for disbursement of dividends via bank transfer;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its

own discretion: ***none.***

Based on results of 2006

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***dividends were declared only for the 1st quarter of 2006; based on results of 2006 the annual General Meeting of shareholders of OAO Kuzbassenergo passed the following resolution: "Not to pay dividend on ordinary shares in the Company based on results of 2006" (Minutes No. 17 of 15 June, 2007).***

In the aggregate on all shares of one class (type): ***dividends were not paid;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***06 June, 2007, minutes No. 17 of 15 June, 2007;***

Term established for payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***2006;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***dividends were not paid;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were not paid;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

Based on results of the 1st quarter 2007

Class of shares (type if preference shares): ***ordinary registered uncertificated shares;***

Amount of declared (accrued) dividends on the Issuer's shares of each class (type) per one share: ***0.018955 roubles per one ordinary share in OAO Kuzbassenergo.***

In the aggregate on all shares of one class (type): ***11,489,834.829 roubles;***

Name of the Issuer's management body, which passed the resolution on (declared) dividend payout on the Issuer's shares: ***Annual General Meeting of shareholders of OAO Kuzbassenergo;***

Date of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed, date of making up and the number of minutes of the meeting of the Issuer's management body on which the resolution on payment (declaration) of dividends was passed: ***06 June, 2007, minutes No. 17 of 15 June, 2007;***

Term established for payment of declared dividends on the Issuer's shares: ***60 days from the date the decision was taken;***

Form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***

Accounting period (year, quarter) for which declared dividends on the Issuer's shares are (were) paid: ***1st quarter of 2007;***

Total amount of dividends paid under all the Issuer's shares of one class (type) for each accounting period for which the resolution on payment (declaration) of dividends was passed: ***11,489,834.829 roubles;***

If declared dividends on the Issuer's shares were not paid or were paid partly - reasons of nonpayment of declared dividends: ***dividends were not paid in full because of missing banking details in the Register of holders of registered securities required for disbursement of dividends via bank transfer;***

Other details of declared and/or paid dividends on the Issuer's shares to be specified by the Issuer at its own discretion: ***none.***

OAO Kuzbassenergo has not issued any bonds.

8.10. Other data

In compliance with the Regulations on Information Policy of OAO Kuzbassenergo, approved by the Board of Directors on 28.09.2006 (Minutes No. 6/12), in this item the Issuer discloses the following additional information.

Details of the amount of remuneration of the Registrar of the Company paid for the last complete fiscal year, as well as details of existing agreements concerning such payments in the current financial year.

Services of OAO Central Moscow Depositary are paid on the basis of concluded agreements.

For 2006 the Registrar was actually paid a remuneration of 3,379,765 (three million three hundred seventy nine thousand seven hundred sixty five) RUB, including 2,160,000 (two million one hundred sixty thousand) RUB for keeping the Register of holders of registered securities.

In 2007 the following agreements are effective: Agreement for keeping Register of holders of registered equity securities No. TSD/KUZ - No. 1 of 29 May, 2001 (as amended on 22 December, 2004); Agreement (FE) - No. 49/OW of 19.06.2001on establishing transfer agency relations between the ISSUER - OAO Kuzbassenergo as a transfer-agent and the REGISTRAR - OAO Central Moscow Depositary; Supplementary agreement No. 1 of 19 April, 2004 to Agreement (FE) No. 49/OW of 19 June, 2001 on establishing transfer agency relations; Supplementary agreement No. 2 of 30 March, 2007 to Agreement (FE) No. 49/OW of 19 June, 2001 on establishing transfer agency relations.

Details of transactions (group of interconnected transactions) with subsidiary and associated companies, details of intracorporate transactions, transactions between and with subsidiary and associated companies, as well as transactions formally not coming within the scope of the definition of essential transactions, but nevetheless capable to influence Company's activity.

No transactions (to the amount of 50 thousand roubles and more) between the Issuer and state companies were concluded and registered by the Legal Department in the 3rd quarter of 2007.

No transactions between the Issuer and the members of management bodies of the Company were concluded in the 3rd quarter of 2007.

Details of formation and use of the reserve fund of the Company, as well as other funds of the Company

Information on Company reserve fund is presented in paragraph 8.1.3. of the Report.

Details of quotation lists in which the Company's securities are included:

By his Order No. 91 of 24 July, 2007 the Chairman of the Management Board of OAO "Russian Trading System" Stock Exchange approved Amendments No. 83 to the List of securities admitted to trading in OAO "Russian Trading System" Stock Exchange (stock exchange licence No. 077-07986-000001 of 15 September, 2004) stipulating inclusion (transfer) into Quotation List "B" of ordinary registered shares in OAO Kuzbassenergo with a par value of 1 RUB.

According to the Rules of admission of securities to trading of OAO "Russian Trading System" Stock Exchange (OAO RTS Stock Exchange) since 01 August, 2007 ordinary registered shares in OAO Kuzbassenergo are admitted to trading within Quotation List "B".

Direction of Closed Joint-Stock Company Moscow Interbank Currency Exchange (ZAO MICEX) on 21 August, 2007 (Minutes No. 93) took a decision to include ordinary registered uncertificated shares in OAO Kuzbassenergo into Quotation List "B" of ZAO MISEX.

According to Rules of listing, admission to floatation and circulation of securities in Moscow Interbank Currency Exchange, since 04 September, 2007 ordinary registered shares in OAO Kuzbassenergo are admitted to trading within Quotation List "B".

Trading floors, codes assigned to shares and quotation lists
in which securities of OAO Kuzbassenergo are included

Exchange	Exchange share code	Quotation lists
OAO RTS Stock Exchange	*KZBE, KZBEG*	*Quotation list B*
ZAO Moscow Interbank Currency Exchange	*KZBE*	*Quotation list B*

Behaviour of prices for equity securities of the Company during the last complete fiscal year.

Dynamics of quotations of common shares (for sale) is specified on the basis of data of NP RTS Stock Exchange in 2006 (USD).


3,5
3
2,5
2
1,5
1
0,5
0
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06

Dynamics of quotations of common shares (for purchase) is specified on the basis of data of NP RTS Stock Exchange in 2006 (USD).


3
2,5
2
1,5
1
0,5
0
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06

Total number and total cost of transactions with securities made at stock exchanges per each month and each quarter during the closed and current fiscal year

Dynamics of volumes of trading of common shares in OAO Kuzbassenergo according to NP RTS Stock Exchange for 2006, Classic stock market (Market and address transactions)

Period	Volume of trading, USD	Volume of trading, shares	Number of transactions, pcs
January	386,850.00	340,000	8
February	731,658.00	517,087	21
March	555,677.00	294,660	24
I quarter of 2006	**1,674,185.00**	**1,151,747**	**53**
April	Jan 06 Feb 06 Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06		7
May			8
June	64,500.00	35,000	4
II quarter of 2006	**490,230.00**	**233,000**	**19**
July	**No transactions**		
August			
September			
III quarter of 2006			
October	**No transactions**		
November	69,880.00	37,000	2
December	77,700.00	34,800	5
IV quarter of 2006	**476,500.00**	**71,800**	**7**
2006	**2,311,994.00**	**1,456,547**	**79**

Since 03 July, 2006 quotations on common registered shares of OAO Kuzbassenergo were removed from the Classical market of NP RTS because on 01 July registered were new new companies created upon reorganisation in the form of spin-off from OAO Kuzbassenergo .

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for 2006, Exchange market (Market and address transactions)

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	1,017.00	30	2
February	22,886.00	613	4
March	1,397,430.00	24,815	16
I quarter of 2006	**1,421,334.00**	**25,458**	**22**
II quarter of 2006	**No transactions**		
III quarter of 2006			
IV quarter of 2006			
2006	**1,421,334.00**	**25,458**	**22**

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for 2007, Classical stock market (Market and address transactions)

Period	Volume of trading, USD	Volume of trading, shares	Number of transactions, pcs
January	383,000	145,000	11
February	1,008,779	318,717	27
March	1,947,297	592,764	36
I quarter of 2007	**3,339,076**	**1,056,481**	**74**
April	844,655	226,300	22
May	1,159,646	336,100	14
June	215,546	63,400	5
II quarter of 2007	**2,219,847**	**625,800**	**41**
July	537,974	150,500	8
August	1,712,805	503,611	10
September	139,055	43,900	5
III quarter of 2007	**2,389,834**	**698,011**	**23**

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to OAO Russian Trading System Stock Exchange for 2007, Exchange stock market (Market and address transactions)

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	-	-	-
February	-	-	-
March	-	-	-
I quarter of 2007	-	-	-
April	-	-	-
May	1,067,400	12,000	2
June	870,000	10,000	2
II quarter of 2007	**1,937,400**	**22,000**	**4**
July	981,581	11,029	2
August	2,785,940	31,010	10
September	832,980	10,000	4
III quarter of 2007	**4,600,501**	**52,039**	**16**

During the 9 months of 2007 the Issuer concluded 90 over-the-counter transactions for a total amount of 2,555,375,567 (the information on OTC transactions is disclosed according to the Order No. 06-67/пз-н of 22 June, 2006 of the Federal Service for Financial Markets of Russia "On approval of Regulations on disclosure of information regarding conclusion of transactions).

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to Moscow Interbank Currency Exchange for 2006

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	4,168,720.00	134,700	55
February	9,776,073.00	231,700	193
March	4,018,602.00	81,200	77
I quarter of 2006	**17,973,395.00**	**447,600**	**325**
April	5,985,522.00	93,200	133
May	4,408,815.00	80,500	80
June	15,157,992.00	270,000	154
II quarter of 2006	**25,552,329.00**	**443,700**	**367**
July	1,082,998.00	26,400	71
August	3,070,082.00	78,400	42
September	1,015,601.00	25,100	28
III quarter of 2006	**5,168,681.00**	**129,900**	**141**
October	3,275,475.00	84,500	78
November	10,248,228.00	226,400	179
December	21,530,112.00	369,800	346
IV quarter of 2006	**35,053,816.00**	**680,700**	**603**
2006	**83,748,221.00**	**1,701,900**	**1 436**

Dynamics of volumes of trading of common shares of OAO Kuzbassenergo according to Moscow Interbank Currency Exchange for 2007

Period	Volume of trading, RUB	Volume of trading, shares	Number of transactions, pcs
January	23,145,120.00	319,700	212
February	66,075,704.00	775,600	526
March	36,978,551.00	423,686	527
I quarter of 2006	**126,199,375.00**	**1,518,986**	**1,265**
April	40,046,789.00	410,500	498
May	16,115,241.00	178,800	217
June	32,938,408.00	367,500	425
II quarter of 2007	**89,100,438.00**	**956,800**	**1,140**
July	39,833,195.00	427,700	362
August	107,366,296.00	1,080,500	239
September	13,855,62.00	172,500	223
III quarter of 2007	**161,055,11.00**	**1,680,700**	**824**

Details of trade institutors of the stock market

Full and short business name: ***OAO Russian Trading System Stock Exchange, OAO RTS Stock Exchange.***
Place of business: ***127006, Moscow, Dolgorukovskaya street, 38, bldg 1.***
Telephones: ***(495) 705-90-31, 705-9032, 733-9507, 500-3848 (Technical Support).***
Faxes: ***(495) 733-9703, 733-9515.***
Website: ***http://www.rts.ru/***

Full and short business name: ***Closed Joint-Stock Company "Moscow Interbank Currency Exchange" Stock Exchange, MICEX.***
Place of business: ***125009, Moscow, Bolshoy Kislovskiy per, 13, bldg 1.***
Telephone: ***(495) 234-48-11.***
Fax: ***(495) 705-96-22.***
Website: ***http://www.micex.ru/***

Details of the Company market-makers.

The Issuer has not entered into any agreements with markets-makers.

12G3-2(B) Exemption No.: 82-4633

MATERIAL FACT NOTIFICATION

Details of approval of the decision on additional securities issue

RECEIVED

2008 JUN -7 A 8:50

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique Issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Notification Details

2.2.1. Management body of the Issuer which approved the resolution on additional securities issue, as well as the form of voting (compresence and/or absentee ballot): ***the Board of Directors of OAO Kuzbassenergo. Voting was taken in the form of an absentee ballot.***

2.2.2. Date and place of holding of the meeting of the Issuer's competent management body at which the resolution on approval of the decision on additional securities issue was taken: ***04 October, 2007. The address for sending voting bulletins: 650000, Kemerovo, Kuznetskiy avenue, 33.***

2.2.3. Date of drawing up and the number of the minutes of the meeting of the Issuer's competent management body at which the resolution on approval of the decision on additional securities issue was taken: ***08 October, 2007, No. 12/13.***

2.2.4. Quorum for passing the resolution on additional securities issue and voting results: ***9 members of the Board of Directors participated in the voting on approval of the resolution on additional securities issue. The quorum is available.***

Voting results: "IN FAVOUR" - 9, "AGAINST" - 0, "ABSTAINED" - 0.

2.2.5. Kind, class (type), series and other identification characteristics of securities: ***ordinary registered uncertificated shares.***

2.2.6. Maturity (for Issuer's bonds and options): ***Securities being offered are not either bonds or options of the Issuer.***

2.2.7. Number of securities being offered and par value (if stipulated by the legislation of the Russian Federation) of each security being offered: ***Number of offered additional ordinary registered uncertificated shares – 100,000,000 (one hundred million) shares with a par value of 1 (one) rouble each.***

2.2.8. Securities offering method, and in case of private offering - also a circle of potential purchasers of securities being offered: ***Public offering.***

2.2.9. Securities offering price or the procedure of its determination: ***According to the resolution of the extraordinary General Meeting of shareholders of OAO Kuzbassenergo on increase in the authorized capital of OAO Kuzbassenergo by placing additional ordinary registered shares the additional shares offering price is determined by the Board of Directors of OAO Kuzbassenergo after the period of validity of the preemptive right expires.***

The price of offering of additional shares to persons included in the register of persons enjoying the preemptive right to acquire additional shares being offered is determined by the Board of Directors of OAO Kuzbassenergo after the period of validity of the preemptive right expires.

The price of offering of additional shares determined by the Board of Directors of OAO Kuzbassenergo is the same for persons included in the register of persons enjoying the preemptive right to acquire additional shares being offered and other purchasers of additional shares.

2.2.10. The term (the date of beginning and expiry) of offering of securities or the procedure for its determination: ***The Share Offering Starting Date shall be established by the Issuer after the state registration of the additional share issue and termination of the period of validity of the preemptive right to acquire shares mentioned in clause 8.5 of the Resolution on additional securities issue and clause 9.3 of the Securities Prospectus.***

The Issuer publishes the message on Share Offering Starting Date simultaneously with the notice on shares offering price in the news line of AK&M or Interfax news agencies and on the Internet page http://www.kuzbassenergo.ru/ not later than the Share Offering Starting Date.

Share offering cannot begin before the expiration of two weeks from the date of disclosing the information on state registration of additional securities issue and providing to all potential purchasers of possibility to access information on state registration of additional securities issue which should be disclosed according to the Federal Act «On Stock Market»and statutory acts of the stock market federal executive authority according to the procedure stipulated by clause 11 of the Resolution on additional securities issue and clause 2.9. of the Securities Prospectus.

The abovementioned fortnight term shall be calculated from the moment of publication of the notice of state registration of additional securities issue in the Rossiyskaya Gazeta newspaper.

The Share Offering Expiration Date shall be the earliest of the following dates:

a) the 7th (seventh) working day from the date of beginning of share offering, or

b) the date of allocation of the last share of the additional issue.

The Share Offering Expiration Starting Date shall not be later than one year from the date of state registration of the additional share issue.

2.2.11. Other terms and conditions of securities offering determined by the resolution on their placing: ***Additional shares in OAO Kuzbassenergo shall be paid for by cash.***

2.2.12. Provision to the Issuer shareholders (members) and/or other persons of the preemptive right to acquire securities: ***All shareholders of OAO Kuzbassenergo have a preemptive right to acquire additional shares being offered in the number pro rata to the number of ordinary registered shares in OAO Kuzbassenergo held by them.***

2.2.13. In case when the issue prospectus is registered at the Issuer's discretion - the fact that the Issuer undertakes to disclose the information after each stage of the securities issue: ***The Issuer undertakes to disclose the information after each stage of the securities issue according to the procedure established by the legislation of the Russian Federation.***

3. Signature		
3.1. Acting General Director,	(signature) Stamp here	Yu.A.Gretsinger
3.2. Date: 09 October, 2007		

ОАО "Кузбасс-энерго" Открытое акционерное общество энергетики и электрификации * Кузбасское *

12G3-2(B) Exemption No.: 82-4633

NOTIFICATION
of Securities Offering Opening Date

1. General	
1.1. Full business name of the Issuer:	*Kuzbass Power and Electrification Open Joint-Stock Company*
1.2. Short business name of the Issuer:	*OAO Kuzbassenergo*
1.3. Place of business of the Issuer:	*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2*
1.4. Primary state registration No. of the Issuer:	*1024200678260*
1.5. Taxpayer identification number of the Issuer (INN):	*4200000333*
1.6. The unique Issuer code assigned by the registration authority:	*00064-A*
1.7. Website used by the Issuer to disclose information:	*http://www.kuzbassenergo.ru/invest/doc/fact/*

2. Notification Details

2.1. Details of securities being offered

2.1.1. Kind, class (type), series and other identification characteristics of securities: ***ordinary registered uncertificated shares (hereinafter referred to as "Shares").***

2.1.2. Maturity (for Issuer bonds and options): ***Not applicable for this kind of securities.***

2.1.3. State registration number of the securities issue (additional issue) and state registration date: ***1-01-00064-A-001D of 06 November 2007.***

2.1.4. Name of registration authority which performed state registration of the securities issue (additional issue): ***Federal Service on Financial Markets of the Russian Federation.***

2.1.5. Number of securities being offered and par value (if stipulated by the legislation of the Russian Federation) of each security: ***100,000,000 (one hundred million) shares with a par value of 1 (one) rouble each.***

2.1.6. Securities offering method: ***Public offering.***

2.1.7. Securities offering price or the procedure of its determination: ***The additional Shares offering price shall be determined by the Board of Directors of the Issuer after the period of validity of the preemptive right expires.***

The price of offering of additional Shares to persons included in the Register of persons enjoying the preemptive right to acquire additional Shares being offered shall be determined by the Board of Directors of the Issuer after the period of validity of the preemptive right expires.

The price of offering of additional Shares determined by the Board of Directors of the Issuer is the same for persons included in the Register of persons enjoying the preemptive right to acquire additional Shares being offered and other purchasers of additional Shares.

Information on Shares offering price and price of Shares offered to persons enjoying the preemptive right shall de disclosed by the Issuer simultaneously with the information on the Share Offering Starting Date in the form of the notice on shares offering price in the news line of AK&M or Interfax news agencies and on the Internet page http://www.kuzbassenergo.ru/ not later than the Share Offering Starting Date. The Issuer shall disclose this information in the form and according to the procedure established stipulated by the Regulations on disclosing information for notices given at various stages of the securities issue procedure.

Securities may not be offered before publication by the Issuer of the notice on shares offering price in the news line and on the website.

The Board of Directors of OAO Kuzbassenergo by its decision of 04 December, 2007 (Minutes No. 19/13 of 05 December, 2007) established the Offering price of the additional issue of ordinary registered uncertificated shares in OAO Kuzbassenergo (state registration number of the additional issue 1-01-00064-A-001-D), including the price of offering to persons included in the List of persons,

having the preemptive right of acquisition of the ordinary registered uncertificated shares of additional issue of OAO Kuzbassenergo being offered at a rate of 75 (Seventy five) roubles per ordinary registered uncertificated share of additional issue.

If the ordinary registered uncertificated shares of additional issue of OAO Kuzbassenergo (state registration number of additional issue 1-01-00064-A-001-D) are paid for by US dollars, the payment should be performed at a rate of the Central Bank of the Russian Federation as of the day preceding the day of making decision on determination of the Offering price of ordinary registered uncertificated shares of additional issue in OAO Kuzbassenergo (i.e. as of 03 December, 2007).

2.1.8. Provision to the Issuer shareholders (members) and/or other persons of the preemptive right to acquire securities: ***According to Articles 40 and 41 of the Federal Law No. 208-FZ "On Joint-Stock Companies" the Issuer's shareholders have a preemptive right to acquire additional Shares being offered in the number pro rata to the number of ordinary registered shares in the Issuer held by them.***

The List of persons having the preemptive right to acquire additional Shares shall be made up on the basis of data of the Shareholder Register as of the date of making up the list of persons entitled to attend the extraordinary General Meeting of shareholders at which the decision to increase the authorised capital of the Issuer was taken (on 24 July, 2007).

2.2. Share offering starting date: ***06 December, 2007***

2.3. The Share offering starting date may be changed subject to publication of the respective notice in the news line and on the website page at least 1 day to the Share offering starting date specified in this notification.

2.4. Share offering expiration date or the procedure of its determination: ***The Share offering expiration date (hereinafter referred to as the "Offering Expiration Date") shall be the earliest of the following dates:***

a) the 7th (seventh) working day from the offering starting date, or

b) the date of allocation of the last share of the additional issue.

The Offering Expiration Date shall not be later than one year from the date of state registration of the additional share issue.

3. Signature		
3.1. *Deputy General Director, Corporate Management (power of attorney No. 70-119/249 of 25.06.2007)*	(signature) Stamp here	*D.V.Skorokhodov*
3.2. Date " 05 " December 2007		

NOTIFICATION

of Securities Offering Price (Securities Offering Price Determination Procedure)

1. General	
1.1. Full business name of the Issuer:	*Kuzbass Power and Electrification Open Joint-Stock Company*
1.2. Short business name of the Issuer:	*OAO Kuzbassenergo*
1.3. Place of business of the Issuer:	*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2*
1.4. Primary state registration No. of the Issuer:	*1024200678260*
1.5. Taxpayer identification number of the Issuer (INN):	*4200000333*
1.6. The unique Issuer code assigned by the registration authority:	*00064-A*
1.7. Website used by the Issuer to disclose information:	*http://www.kuzbassenergo.ru/invest/doc/fact/*

2. Notification Details
2.1. Details of securities being offered 2.1.1. Kind, class (type), series and other identification characteristics of securities: ***ordinary registered uncertificated shares (hereinafter referred to as "Shares").*** 2.1.2. Maturity (for Issuer bonds and options): ***Not applicable for this kind of securities.*** 2.1.3. State registration number of the securities issue (additional issue) and state registration date: ***1-01-00064-A-001D of 06 November 2007.*** 2.1.4. Name of registration authority which performed state registration of the securities issue (additional issue): ***Federal Service on Financial Markets of the Russian Federation.*** 2.1.5. Number of securities being offered and par value (if stipulated by the legislation of the Russian Federation) of each security: ***100,000,000 (one hundred million) shares with a par value of 1 (one) rouble each.*** 2.1.6. Securities offering method: ***Public offering.*** 2.1.7. Share offering starting and expiration dates or the procedure of its determination: ***Share offering starting date (hereinafter referred to as "Offering Starting Date") shall be established by the Issuer upon state registration of the additional Share issue and expiration of the preemptive right specified in clause 8.5 of the Resolution on additional securities issue and clause 9.3 of the Issue Prospectus.*** ***The Issuer shall publish the notice of Share Offering Starting Date simultaneously with the notice on shares offering price in the news line of AK&M or Interfax news agencies and on the Internet page http://www.kuzbassenergo.ru/ not later than the Share Offering Starting Date.*** ***Share offering cannot begin before the expiration of two weeks from the date of disclosing the information on state registration of additional securities issue and providing to all potential purchasers of possibility to access information on state registration of additional securities issue which should be disclosed according to the Federal Act «On Stock Market» and statutory acts of the stock market federal executive authority according to the procedure stipulated by clause 11 of the Resolution on additional securities issue and clause 2.9. of the Issue Prospectus.*** ***The abovementioned fortnight term shall be calculated from the moment of publication of the notice of state registration of additional securities issue in the Rossiyskaya Gazeta newspaper.*** ***The Share offering starting date shall be the 06th of December, 2007.*** ***The Share Offering Expiration Date (hereinafter referred to as the "Offering Expiration Date") shall be the earliest of the following dates:*** ***a) the 7th (seventh) working day from the Offering Starting Date, or*** ***b) the date of allocation of the last share of the additional issue.***

The Share Offering Expiration Date shall not be later than one year from the date of state registration of the additional share issue.

2.1.8. Form of payment for securities being offered: ***Potential purchasers may pay for Shares by a bank transfer to the settlement accounts of the Issuer either in the currency of the Russian Federation or in US dollars at a rate of the Central Bank of the Russian Federation as of the day preceding the day of making decision on determination of the Offering price of ordinary registered uncertificated shares of additional issue in OAO Kuzbassenergo (i.e. as of 03 December, 2007).***

2.2. Securities offering price or the procedure of its determination in the form of a formula with variables the values of which may not be changed at the Issuer's discretion, or statement that the securities offering price (prices) shall be determined during trading at their floatation: ***The Offering price of the additional issue of ordinary registered uncertificated shares in OAO Kuzbassenergo (state registration number of the additional issue 1-01-00064-A-001-D), including the price of offering to persons included in the List of persons, having the preemptive right of acquisition of the ordinary registered uncertificated shares of additional issue of OAO Kuzbassenergo being offered at a rate of 75 (Seventy five) roubles per ordinary registered uncertificated share of additional issue.***

If the ordinary registered uncertificated shares of additional issue of OAO Kuzbassenergo (state registration number of additional issue 1-01-00064-A-001-D) are paid for by US dollars, the payment should be performed at a rate of the Central Bank of the Russian Federation as of the day preceding the day of making decision on determination of the Offering price of ordinary registered uncertificated shares of additional issue in OAO Kuzbassenergo (i.e. as of 03 December, 2007).

2.3. According to the procedure of determination of the securities offering price established by the registered decision on additional issue of securities, the securities offering price in figures is established by the Issuer prior to the securities offering starting date:

2.3.1. Issuer's management body which made the decision on determination of the securities offering price: ***Board of Directors of OAO Kuzbassenergo.***

2.3.2. Date when the decision on determination of the securities offering price was made: ***04 December, 2007***

2.3.3. Date of making up and the number of minutes of the meeting of the Issuer's management body which made the decision on determination of the securities offering price if this body is a collective management body of the Issuer: ***Minutes No.19/13 dated 05 December, 2007***

2.4. According to the procedure of determination of the securities offering price established by the registered decision on additional issue of securities, the securities offering price shall not be determined during the trading.

3. Signature		
3.1. ***Deputy General Director, Corporate Management (power of attorney No. 70-119/249 of 25.06.2007)***	(signature) Stamp here	***D.V.Skorokhodov***
3.2. Date " 05 " December 2007		

Открытое акционерное общество "Кузбасская энергетики и электрификации" * Кузбасс ОАО "Кузбасс-энерго"

12G3-2(B) Exemption No.: 82-4633

MATERIAL FACT NOTIFICATION:
"Notification on the Date of Closing the Shareholder Register of the Issuer"

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	***Kuzbass Power and Electrification Open Joint-Stock Company***
1.2. Short business name of the Issuer:	***OAO Kuzbassenergo***
1.3. Place of business of the Issuer:	***656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.***
1.4. Primary state registration No. of the Issuer:	***1024200678260***
1.5. Taxpayer identification number of the Issuer (INN):	***4200000333***
1.6. The unique Issuer code assigned by the registration authority:	***00064-A***
1.7. Website used by the Issuer to disclose information:	***http://www.kuzbassenergo.ru/invest/doc/fact/***

2. Notification Details

2.1. Class (type) of shares in the Issuer with respect to which the list of their holders for a certain date is to be made up: ***Ordinary registered uncertificated shares.***

2.2. Purpose for which the list of shareholders of the Issuer is to be made up: ***holding an extraordinary general meeting of shareholders of OAO Kuzbassenergo.***

2.3. Date on which the list of shareholders of the Issuer is to be made up: ***13 November, 2007.***

2.4. Date of drawing up and the number of the minutes of the meeting of the authorised management body of the Issuer at which the decision on the date of drawing up the list of shareholders of the Issuer or other decision which is the basis for determining the date of drawing up of such list was taken: ***15 November, 2007, No. 16/13.***

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007) 3.2. Date: 15 November, 2007	(signature) Stamp here D.V.Skorokhodov

12G3-2(B) Exemption No.: **82-4633**

MATERIAL FACT NOTIFICATION:

"Notification on the Date of Closing the Shareholder Register of the Issuer"

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	*Kuzbass Power and Electrification Open Joint-Stock Company*
1.2. Short business name of the Issuer:	*OAO Kuzbassenergo*
1.3. Place of business of the Issuer:	*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*
1.4. Primary state registration No. of the Issuer:	*1024200678260*
1.5. Taxpayer identification number of the Issuer (INN):	*4200000333*
1.6. The unique Issuer code assigned by the registration authority:	*00064-A*
1.7. Website used by the Issuer to disclose information:	*http://www.kuzbassenergo.ru/invest/doc/fact/*

2. Notification Details
2.1. Class (type) of shares in the Issuer with respect to which the list of their holders for a certain date is to be made up: ***Ordinary registered uncertificated shares.***
2.2. Purpose for which the list of shareholders of the Issuer is to be made up: ***holding an extraordinary general meeting of shareholders of OAO Kuzbassenergo.***
2.3. Date on which the list of shareholders of the Issuer is to be made up: ***23 November, 2007.***
2.4. Date of drawing up and the number of the minutes of the meeting of the authorised management body of the Issuer at which the decision on the date of drawing up the list of shareholders of the Issuer or other decision which is the basis for determining the date of drawing up of such list was taken: ***26 November, 2007, No. 17/13.***

3. Signature		
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007)	(signature) Stamp here	D.V.Skorokhodov
3.2. Date: 27 November, 2007		

Открытое акционерное общество энергетики и электрификации «Кузбассэнерго» ОАО Кузбассэнерго

12G3-2(B) Exemption No.: 82-4633

Details of Decisions Taken by the Board of Directors (Supervisory Board) of the Joint-Stock Company (on Convocation of an Extraordinary General Meeting of Shareholders, Including Approval of the Agenda of the Meeting)

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	*Kuzbass Power and Electrification Open Joint-Stock Company*
1.2. Short business name of the Issuer:	*OAO Kuzbassenergo*
1.3. Place of business of the Issuer:	*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*
1.4. Primary state registration No. of the Issuer:	*1024200678260*
1.5. Taxpayer identification number of the Issuer (INN):	*4200000333*
1.6. The unique Issuer code assigned by the registration authority:	*00064-A*
1.7. Website used by the Issuer to disclose information:	*http://www.kuzbassenergo.ru/invest/doc/info/*

2. Notification Details

2.1. Date of the meeting of the Board of Directors at which the resolution in question was passed: *13 November, 2007*

2.2. Date of drawing up and the number of the minutes of the meeting of the Board of Directors at which the resolution in question was passed: *15 November, 2007; No. 16/13.*

2.3. The content of the resolutions passed by the Board of Directors of the Issuer on the following matters:

2.3.1. Item No. 1: On convocation of an extraordinary General Meeting of shareholders of the Company.

Resolved:

1. To call an extraordinary General Meeting of shareholders of the Company in the form of an absentee ballot.
2. To establish the deadline for reception of filled-in voting bulletins - *18 December, 2007.*
3. To approve the following agenda of the extraordinary General Meeting of shareholders of the Company:

1) Concerning disbursement of dividend on Company shares based on results of 9 months of 2007.

2) Concerning approval of essential terms and conditions of the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Center (TsFR) and Trading System Administrator Non-Profit Partnership stipulating supply of power by Tom-Usinsk State District Power Station being a material transaction.

3) Concerning approval of essential terms and conditions of the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Center (TsFR) and Trading System Administrator Non-Profit Partnership stipulating supply of power by Tom-Usinsk State District Power Station and Novo-Kemerovskaya Combined Heat And Power Station, being a material transaction.

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-1?9/249 of 25.06.2007) 3.2. Date: 15 November, 2007	________ D.V.Skorokhodov (signature) Stamp here

Кузбасское открытое акционерное общество энергетики и электрификации ОАО "Кузбассэнерго"

Details of Decisions Taken by the Board of Directors (Supervisory Board) of the Joint-Stock Company (on Convocation of an Extraordinary General Meeting of Shareholders, Including Approval of the Agenda of the Meeting)

1. General	
1.1. Full business name of the Issuer (name if a nonprofit institution):	*Kuzbass Power and Electrification Open Joint-Stock Company*
1.2. Short business name of the Issuer:	*OAO Kuzbassenergo*
1.3. Place of business of the Issuer:	*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*
1.4. Primary state registration No. of the Issuer:	*1024200678260*
1.5. Taxpayer identification number of the Issuer (INN):	*4200000333*
1.6. The unique Issuer code assigned by the registration authority:	*00064-A*
1.7. Website used by the Issuer to disclose information:	*http://www.kuzbassenergo.ru/invest/doc/info/*

2. Notification Details

2.1. Date of the meeting of the Board of Directors at which the resolution in question was passed: *23 November, 2007*

2.2. Date of drawing up and the number of the minutes of the meeting of the Board of Directors at which the resolution in question was passed: *26 November, 2007; No. 17/13.*

2.3. The content of the resolutions passed by the Board of Directors of the Issuer on the following matters:

2.3.1. Item No. 1: On convocation of an extraordinary General Meeting of shareholders of the Company.

Resolved:

1. To call an extraordinary General Meeting of shareholders of the Company in the form of an absentee ballot.
2. To establish the deadline for reception of filled-in voting bulletins - *28 December, 2007.*
3. To approve the following agenda of the extraordinary General Meeting of shareholders of the Company:

1) Concerning disbursement of dividend on Company shares based on results of 9 months of 2007.

2) Concerning approval of essential terms and conditions of the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Center (TsFR) and Trading System Administrator Non-Profit Partnership stipulating supply of power by Tom-Usinsk State District Power Station being a material transaction.

3) Concerning approval of essential terms and conditions of the contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Center (TsFR) and Trading System Administrator Non-Profit Partnership stipulating supply of power by Tom-Usinsk State District Power Station and Novo-Kemerovskaya Combined Heat And Power Station, being a material transaction.

3. Signature

3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007) (signature) D.V. Skorokhodov

Stamp here

3.2. Date: 27 November, 2007

ОАО "Кузбассэнерго"

END